UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Terraquest Energy Corporation and Masters Energy Inc.
(Name of Subject Company)

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Masters Energy Inc.
(Name of Person(s) Furnishing Form)

Terraquest Common Shares
Masters Common Shares
(Title of Class of Subject Securities)

Terraquest Common Shares: 88103P
Masters Common Shares: N/A
(CUSIP Number of Class of Securities (if applicable))

Geoff C. Merritt
President and Chief Executive Officer
Masters Energy Inc.
520, 736 –6th Avenue S. W.
Calgary, Alberta T2P 3TR
(403) 290-1785
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

February 25, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of Terraquest Energy Corporation and Masters Energy Inc.

Document Number	Description
1.	Notice of Special Meetings and Joint Information Circular of Terraquest Energy Corporation and Masters Energy Inc.
2.	Transmittal Form for Holders of Common Shares of Terraquest Energy Corporation or special warrants or common shares of Masters Energy Inc.
3.	Instrument of Proxy for Holders of Special Warrants/ Common Shares of Masters Energy Inc.
4.	Instrument of Proxy for Holders of Common Shares of Terraquest Energy Corporation

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Joint Management Information Circular of Terraquest Energy Corporation and Masters Energy Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Masters Energy Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Masters Energy Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

TERRAQUEST ENERGY CORPORATION

- and -

MASTERS ENERGY INC.

NOTICE OF SPECIAL MEETINGS
to be held on Wednesday, February 25, 2004

- and -

JOINT MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

AMALGAMATION

of

TERRAQUEST ENERGY CORPORATION

and

MASTERS ENERGY INC.

January 27, 2004

Terraquest Energy Corporation
700 550 - 11th Avenue S.W.
Calgary, Alberta T2R 1M7

Masters Energy Inc.
520, 736 - 6th Avenue S.W.
Calgary, Alberta T2P 3TR

January 27, 2004

Dear Terraquest or Masters Securityholder:

We are pleased to invite holders of common shares ("Terraquest Shares") of Terraquest Energy Corporation ("Terraquest") to attend a special meeting (the "Terraquest Meeting") of holders of Terraquest Shares to be held at the Calgary Petroleum Club, Viking Rooms A & B, 319 - 5th Avenue S.W., Calgary, Alberta on February 25, 2004 at 11:00 a.m. (Calgary time).

We are pleased to invite holders of special warrants ("Masters Special Warrants") and common shares ("Masters Shares") ("Masters Special Warrants" and "Masters Shares" being, collectively, "Masters Securities") of Masters Energy Inc. ("Masters") to attend a special meeting (the "Masters Meeting") of holders of Masters Securities to be held at Calgary Petroleum Club, Viking Room A & B, 319 - 5th Avenue S.W., Calgary, Alberta on February 25, 2004 at 11:30 a.m. (Calgary time).

At the Terraquest Meeting and the Masters Meeting (collectively, the "Meetings") holders of Terraquest Shares and holders of Masters Securities, respectively, will be asked to consider and vote upon an amalgamation (the "Amalgamation") under the Business Corporations Act (Alberta) of Terraquest and Masters to form an amalgamated corporation ("Amalco") under the name "Masters Energy Inc." or a variation thereof.

Pursuant to the Amalgamation, each holder of Terraquest Shares will receive one common share of Amalco (an "Amalco Share") for each 12 Terraquest Shares held and each holder of Masters Securities will receive one Amalco Share for each two Masters Securities held.

For the Amalgamation to proceed, it must be approved by at least 66-2/3% of the votes cast by holders of Terraquest Shares present in person or by proxy at the Terraquest Meeting and 66-2/3% of the votes cast by holders of each of the Masters Special Warrants and the Masters Shares present in person or by proxy at the Masters Meeting. Holders of Terraquest Shares and holders of Masters Securities are entitled to one vote per Terraquest Share or Masters Security, as the case may be.

Terraquest has retained GMP Securities Ltd. to deliver a fairness opinion in respect of the consideration to be received by the Terraquest Shareholders pursuant to the Amalgamation (the "Terraquest Fairness Opinion") to the holders of Terraquest Shares. The Board of Directors of Terraquest has reviewed the terms of the Amalgamation and the Terraquest Fairness Opinion, as well as other relevant matters, and has unanimously concluded that the Amalgamation, in its opinion, is in the best interests of Terraquest and the holders of Terraquest Shares and should be placed before holders of the Terraquest Shares for their approval. The Board of Directors of Masters has reviewed the terms of the Amalgamation as well as other relevant matters, and has unanimously concluded that the Amalgamation, in its opinion, is in the best interests of Masters and holders of Masters Securities and should be placed before the holders of Masters Securities for their approval.

The Board of Directors of Terraquest unanimously recommends that holders of Terraquest Shares vote in favour of the Amalgamation. The Board of Directors of Masters unanimously recommends that holders of Masters Securities vote in favour of the Amalgamation.

In addition to the Amalgamation, the Meetings will be asked to consider a new stock option plan for Amalco.

The accompanying Information Circular provides a detailed description of the Amalgamation, Terraquest, Masters and the other matters to come before the Meetings. Please give this material your careful consideration, and, if you require assistance, contact Kerry D. Lyons at Terraquest at 403-298-1210 or Geoff C. Merritt at Masters at 403-290-1785.

To be represented at the Terraquest Meeting or the Masters Meeting, you must attend in person or complete, sign and return the applicable enclosed form of proxy. The proxy for holders of Terraquest Shares is printed on blue paper and the proxy for holders of Masters Securities is printed on green paper.

Yours very truly,

Kerry D. Lyons
President and Chief Executive Officer
Terraquest Energy Corporation

Geoff C. Merritt
President and Chief Executive Officer
Masters Energy Inc.

TERRAQUEST ENERGY CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Terraquest Meeting") of holders of common shares ("Terraquest Shares") of Terraquest Energy Corporation ("Terraquest") will be held at the Calgary Petroleum Club, Viking Rooms A & B, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, February 25, 2004 at 11:00 a.m. (Calgary time) for the following purposes:

(a) to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix D to the accompanying information circular and dated January 27, 2004 (the "Information Circular") to approve the amalgamation (the "Amalgamation") of Terraquest with Masters Energy Inc. ("Masters") pursuant to section 181 of the *Business Corporations Act* (Alberta) (the "ABCA"), all as more particularly described in the Information Circular; or

(b) to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution adopting a stock option plan for the amalgamated corporation; and

(c) to transact such further and other business as may properly be brought before the Terraquest Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Terraquest Meeting are set forth in the Joint Management Information Circular, which accompanies this Notice.

If the Amalgamation becomes effective, a holder of Terraquest Shares who dissents in respect of the Amalgamation will be entitled to be paid the fair value of his Terraquest Shares in accordance with section 191 of the ABCA. **Failure by a dissenting a holder of Terraquest Shares to adhere strictly to the requirements of section 191 of the ABCA may result in the loss of such right of dissent. See "Part II - The Amalgamation, Right of Dissent".**

Each person who is a holder of Terraquest Shares of record at the close of business on January 26, 2004 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Terraquest Meeting. To the extent a holder of Terraquest Shares as of the Record Date transfers Terraquest Shares after the Record Date and the transferee of those securities establishes ownership of the securities and demands, not later than ten days before the Terraquest Meeting, to be included in the list of holders of Terraquest Shares eligible to vote at the Terraquest Meeting, such transferee will be entitled to vote those Terraquest Shares at the Terraquest Meeting.

Holders of Terraquest Shares who are unable to attend the Terraquest Meeting in person are requested to complete and sign the enclosed form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the Corporate Secretary of Terraquest, c/o Valiant Trust Company, 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 Attention: Proxy Department, not later than 4:30 p.m. (Calgary time) on February 23, 2004 or, if the Terraquest Meeting is adjourned or postponed, not less than 24 hours (excluding Saturday, Sunday and holidays) before the time set for the adjourned or postponed Meeting.

BY ORDER OF THE BOARD OF DIRECTORS OF
Terraquest Energy Corporation

Calgary, Alberta
January 27, 2004

"Kerry D. Lyons"
Kerry D. Lyons
President and Chief Executive Officer

MASTERS ENERGY INC.

NOTICE OF SPECIAL MEETING OF HOLDERS OF SPECIAL WARRANTS/COMMON SHARES

NOTICE IS HEREBY GIVEN that a special meeting (the "Masters Meeting") of holders of special warrants ("Masters Special Warrants") and common shares ("Masters Shares") ("Masters Special Warrants" and "Masters Shares" being, collectively, "Masters Securities") of Masters Energy Inc. ("Masters") will be held at the Calgary Petroleum Club, Viking Rooms A & B, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, February 25, 2004 at 11:30 a.m. (Calgary time) for the following purposes:

(a) to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix E to the accompanying joint management information circular and dated January 27, 2004 (the "Information Circular") to approve the amalgamation (the "Amalgamation") of Masters with Terraquest Energy Corporation pursuant to section 181 of the *Business Corporations Act* (Alberta) (the "ABCA"), all as more particularly described in the Information Circular; or

(b) to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Masters Indenture Amendment Resolution") of Holders of Masters Special Warrants approving an amendment to the Special Warrant Indenture governing the Masters Special Warrants to provide that, if the Amalgamation becomes effective, all Masters Special Warrants that have not been exercised prior to the effective time of the Amalgamation will be deemed to have been exercised at 5:00 p.m. (Calgary time) on the day immediately prior to the day on which the Amalgamation becomes effective;

(c) to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution adopting a stock option plan for the amalgamated corporation; and

(d) to transact such further and other business as may properly be brought before the Masters Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Masters Meeting are set forth in the Information Circular, which accompanies this Notice.

If the Amalgamation becomes effective, a holder of Masters Securities who dissents in respect of the Amalgamation will be entitled to be paid the fair value of his Masters Securities in accordance with section 191 of the ABCA. **Failure by a dissenting holder of Masters Securities to adhere strictly to the requirements of section 191 of the ABCA may result in the loss of such dissent rights. See "Part II - The Amalgamation, Right of Dissent".**

Each person who is a holder of a holder of Masters Securities of record at the close of business on January 26, 2004 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Masters Meeting, provided that only holders of Masters Special Warrants may vote in respect of the Masters Indenture Amendment Resolution. To the extent a holder of Masters Securities as of the Record Date transfers Masters Securities after the Record Date and the transferee of those securities establishes ownership of the securities and demands, not later than ten days before the Masters Meeting, to be included in the list of holders of Masters Securities eligible to vote at the Masters Meeting, such transferee will be entitled to vote those Masters Securities at the Meeting.

In order to be effective, the matters to be considered at the Masters Meeting (other than the Masters Indenture Amendment Resolution which must be approved only by holders of Masters Special Warrants) must be approved by the holders of Masters Special Warrants and Masters Shares, voting separately.

Holders of Masters Securities who are unable to attend the Masters Meeting in person are requested to complete and sign the enclosed form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the Corporate Secretary of Masters, c/o Valiant Trust Company, 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 Attention: Proxy Department, not later than 4:30 p.m. (Calgary time) on February 23, 2004 or, if the Masters Meeting is adjourned or postponed, not less than 24 hours (excluding Saturday, Sunday and holidays) before the time set for the adjourned or postponed Meeting.

BY ORDER OF THE BOARD OF DIRECTORS OF
Masters Energy Inc.

Calgary, Alberta
January 27, 2004

"Geoff C. Merritt"
Geoff C. Merritt
President and Chief Executive Officer

JOINT MANAGEMENT INFORMATION CIRCULAR

OF

TERRAQUEST ENERGY CORPORATION

AND

MASTERS ENERGY INC.

TABLE OF CONTENTS

15

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notices of Meeting and this Information Circular, including the Appendices hereto. Capitalized terms used in this summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Meetings

The Meetings will be held in the Calgary Petroleum Club, Viking Rooms A & B, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, February 25, 2004, at 11:00 a.m. (Calgary time) in the case of the Terraquest Meeting and 11:30 a.m. (Calgary time) in the case of the Masters Meeting for the purposes set forth in the accompanying Notices of Meeting. The business of the Meetings will be to consider and vote upon the Amalgamation and a new stock option plan for the amalgamated corporation. See "Part II - The Amalgamation" and "Part VI - Amalco Stock Option Plan".

The Amalgamation

The Amalgamation involves Terraquest and Masters. If the Amalgamation is approved by Terraquest Shareholders and Masters Securityholders, Terraquest and Masters will amalgamate and continue as one corporation under the name "Masters Energy Inc." or a variation thereof.

The Amalgamation Agreement provides that on the Amalgamation holders (other than holders who exercise dissent rights) of Terraquest Shares shall receive, for each 12 Terraquest Shares, one Amalco Share and holders (other than holders who exercise dissent rights) of Masters Shares will receive, for each two Masters Shares, one Amalco Share. If the Masters Indenture Amendment Resolution is passed, all Masters Special Warrants will be deemed to have been exercised for Masters Shares prior to the Effective Time.

No fractional Amalco Shares shall be issued pursuant to the Amalgamation. In calculating such fractional interests, all Terraquest Shares and Masters Shares held by a beneficial holder shall be aggregated and the number of Amalco Shares received will be rounded up to the nearest whole number. See "Part II - The Amalgamation, Details of the Amalgamation".

In addition, the Amalgamation Agreement provides that holders of outstanding Masters Options and Masters Performance Warrants who exercise such securities after the Effective Date will receive, in lieu of the Masters Shares that the holder was previously entitled to receive, that number of Amalco Shares equal to one-half the number of Masters Shares to which such holder was previously entitled and the exercise price will be doubled.

Following the Amalgamation the board of directors of Amalco will be comprised of Messrs. Geoff Merritt, Kerry Lyons, Doug Mitchell, William Stedman and Fred Coles, all of whom will hold office until the next annual meeting of shareholders of Amalco or until their successors are duly elected or appointed. The senior management will be Geoff Merritt, President and Chief Executive Officer, Russ Feschuk, Manager, Engineering, Gord Turner, Manager, Exploration, Lorne Brack, Manager, Geophysics, Les Burden, Manager, Land and Peter Goodman, Controller.

The respective obligations of Terraquest and Masters to complete the transactions contemplated by the Amalgamation are subject to a number of conditions which must be satisfied in order for the Amalgamation to become effective, including approval by a majority of not less than 66 2/3% of the votes cast by Terraquest Shareholders and not less than 66 2/3% of the votes cast by Masters Shareholders and Masters Special Warrant Holders, voting separately, present in person or by proxy at the Terraquest Meeting and Masters Meeting, respectively. Upon all of the conditions being fulfilled or waived, Articles of Amalgamation will be filed with the Registrar in order to give effect to the Amalgamation.

Procedure for the Amalgamation to Become Effective

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to sections 181, 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation must be approved by the requisite percentages of Terraquest Shareholders and Masters Securityholders;

(b) the Masters Indenture Amendment Resolution must be approved by the requisite percentage of Masters Special Warrant Holders;

(c) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(d) the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

The Terraquest Special Resolution must be approved by at least 66-2/3% of the votes cast by the Terraquest Shareholders, present in person or by proxy at the Terraquest Meeting and the Masters Special Resolution must be approved by at least 66-2/3% of the votes cast by each of the Masters Special Warrant Holders and the Masters Shareholders, voting separately, present in person or by proxy at the Masters Meeting. The Masters Indenture Amendment Resolution must be approved by at least 66-2/3% of the votes cast by Masters Special Warrant Holders, present in person or by proxy at the Masters Meeting.

Notwithstanding the foregoing, the Terraquest Special Resolution and the Masters Special Resolution authorize the boards of directors of Terraquest and Masters, respectively, without further notice to or approval of securityholders, subject to the terms of the Amalgamation, to amend the Amalgamation Agreement, to decide not to proceed with the Amalgamation, and to revoke such Terraquest Special Resolution or Masters Special Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. See Appendix D and Appendix E to this Information Circular for the full text of the Terraquest Special Resolution and the Masters Special Resolution, respectively.

Regulatory Approvals

The Amalgamation Agreement provides as a condition precedent to the Amalgamation becoming effective the receipt of all material regulatory approvals or consents including, without limitation, the approval of the TSX. At the date hereof, TSX approval had not yet been received. See "Part II - The Amalgamation, Details of the Amalgamation, Regulatory Matters".

Exchange of Certificates

A Transmittal Form containing instructions with respect to the surrender of certificates representing Terraquest Shares and Masters Securities accompanies this Information Circular for use in exchanging such certificates for Amalco Shares. Upon surrender of a properly completed Transmittal Form together with certificates representing Terraquest Shares or Masters Securities to the Depositary, certificates representing Amalco Shares will be issued and delivered to each such former Terraquest Shareholder or Masters Securityholder.

Intention of Certain Shareholders

Certain Terraquest Shareholders, who hold an aggregate of 14,293,640 Terraquest Shares (21.8% of the issued and outstanding Terraquest Shares), have agreed, subject to certain rights to withdraw support from the Amalgamation, to vote in favour of the Amalgamation and not to exercise any dissent rights in connection with the Amalgamation.

Certain Masters Securityholders, who hold an aggregate of 8,635,000 Masters Special Warrants (48.6% of the issued and outstanding Masters Special Warrants) and one Masters Share (100% of the issued and outstanding Masters Shares), have agreed, subject to certain rights to withdraw support from the Amalgamation, to vote in favour of the Amalgamation and not to exercise any dissent rights in connection with the Amalgamation.

See "Part II - The Amalgamation, Details of the Amalgamation".

Benefits of the Amalgamation

Management of Terraquest and Masters believe that the benefits resulting from the combination of Terraquest and Masters include (a) the opportunity for Terraquest Shareholders and Masters Securityholders to become shareholders of a larger entity with increased capitalization and market liquidity, (b) in the case of Terraquest Shareholders, the availability of Masters' cash resources, its experienced management team and Masters' recently acquired oil and gas properties which complement those of Terraquest, and (c) in the case of Masters Securityholders, the availability of Terraquest's oil and gas properties which complement those recently acquired by Masters.

Terraquest Fairness Opinion

The board of directors of Terraquest has received a fairness opinion (the "Terraquest Fairness Opinion") from GMP Securities Ltd. ("GMP") that, on the basis of certain assumptions and considerations, the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Terraquest Shareholders. **The Terraquest Fairness Opinion is directed to the board of directors of Terraquest and is not a recommendation to any Terraquest Shareholder with respect to any matter relating to the proposed Amalgamation. A copy of the Terraquest Fairness Opinion is attached to this Information Circular as Appendix C and should be read carefully and in its entirety.**

Recommendation of the Boards of Directors of Terraquest and Masters

The boards of directors of Terraquest and Masters have determined that the Amalgamation is in the best interests of Terraquest and Masters, respectively, and should be placed before Terraquest Shareholders and Masters Securityholders, respectively, for their approval. The board of directors of Terraquest unanimously recommends that Terraquest Shareholders vote in favour of the Amalgamation and the board of directors of Masters unanimously recommends that Masters Securityholders vote in favour of the Amalgamation. In reaching the foregoing conclusions, the board of directors of Terraquest and Masters obtained and considered legal and financial advice and considered a number of other factors, which they believed to be relevant. See "Part II - The Amalgamation - Overview of the Amalgamation, Recommendations of the Terraquest and Masters Boards of Directors".

Canadian Income Tax Considerations

No gain or loss will be recognized by a Terraquest Shareholder or a Masters Securityholder upon the Amalgamation and former holders of Terraquest Shares or Masters Securities will receive their Amalco Shares with an aggregate adjusted cost base equal to the adjusted cost base of the Terraquest Shares or Masters Securities, as the case may be, which are cancelled upon the Amalgamation.

A Dissenting Securityholder who receives a payment from Amalco for his Terraquest Shares or Masters Securities, as the case may be, will be considered to realize a capital gain (or capital loss) in the amount by which the payment received exceeds (or is less than) the Dissenting Securityholder's adjusted cost base of his Terraquest Shares or Masters Securities, as the case may be.

A Terraquest Shareholder or Masters Securityholder who is not a resident of Canada will not be subject to Canadian income tax in respect of the disposition of securities on the Amalgamation.

The foregoing is qualified by the more detailed summary that appears under "Part II - The Amalgamation, Canadian Federal Income Tax Considerations".

Timing

Subject to Terraquest Shareholder and Masters Securityholder approval and all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, being satisfied or waived by the appropriate party, the Amalgamation will become effective upon the filing with the Registrar of the Articles of Amalgamation.

Terraquest's and Masters' objective is to have the Effective Date occur on February 26, 2004. The Effective Date could be delayed, however, for any number of reasons.

Stock Exchange Listing

The outstanding Terraquest Shares are listed and posted for trading on the TSX. Application will be made to the TSX to approve the listing of the Amalco Shares to be issued in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that such approval is granted. At the date hereof, such approval had not yet been granted.

Rights of Dissent

A Terraquest Shareholder has the right to dissent with respect to the Terraquest Special Resolution if Terraquest receives at the registered office of Terraquest prior to the Terraquest Meeting or the Chairman of the Terraquest Meeting receives at or prior to the Terraquest Meeting, a written objection and such shareholder otherwise complies with section 191 of the ABCA. Provided the Amalgamation becomes effective, each Terraquest Dissenting Shareholder will be entitled to be paid the fair value of the Terraquest Shares in respect of which the holder dissents in accordance with section 191 of the ABCA. See Appendix H for a copy of the provisions of section 191 of the ABCA.

A Masters Shareholder and, by contract pursuant to the Amalgamation Agreement, a Masters Special Warrant Holder has the right to dissent with respect to the Masters Special Resolution if Masters receives at the registered office of Masters prior to the Masters Meeting or the Chairman of the Masters Meeting receives at or prior to the Masters Meeting a written objection and such securityholder otherwise complies with section 191 of the ABCA. Provided the Amalgamation becomes effective, each Masters Dissenting Securityholder will be entitled to be paid the fair value of the Masters Securities in respect of which the holder dissents in accordance with section 191 of the ABCA. See Appendix H for a copy of the provisions of section 191 of the ABCA.

The statutory provisions covering the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. **Persons who are beneficial owners of shares or securities registered in the name of a broker, custodian, nominee or other intermediary, who wish to dissent, should be aware that only the registered holder of such securities is entitled to dissent.** Accordingly, a beneficial owner of Terraquest Shares or Masters Securities desiring to exercise the right of dissent must make arrangements for such securities beneficially owned to be registered in such holder's name prior to the time the written objection

to the resolution approving the Amalgamation is required to be received by Terraquest or Masters, as the case may be, or alternatively, make arrangements for the registered holder of such securities to dissent on such holder's behalf. See "Part II - The Amalgamation, Right of Dissent".

Pro Forma Information After Giving Effect to the Amalgamation

The following table sets out certain unaudited pro forma financial information for Terraquest and Masters after giving effect to the Amalgamation and the acquisition of the NAL Properties as at and for the nine months ended September 30, 2003. The following information should be read in conjunction with the Pro Forma Financial Statements set forth in Appendix K to this Information Circular.

	Terraquest	Masters	NAL Properties	Pro Forma Consolidated
Petroleum and natural gas sales, net of royalties:	$5,555,688	$ -	$3,823,241	$9,378,929
Net income (loss):	$(4,081,094)	$(81,693)	$2,477,313	$1,712,843

	Terraquest	Masters	Pro Forma Consolidated
Total assets:	$26,548,124	$16,968,429	$39,417,389
Total liabilities:	$10,488,440	$158,954	$12,257,914

JOINT MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Terraquest and Masters for use at the Meetings to be held on Wednesday, February 25, 2004, and any adjournments thereof. No person has been authorized to give any information or make any representations in connection with the Amalgamation or other matters to be considered at the Meetings other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Terraquest contained in this Information Circular has been provided by Terraquest. Although Masters has no knowledge that would indicate that any of such information is untrue or incomplete, Masters does not assume any responsibility for the accuracy or completeness of such information or the failure by Terraquest to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Masters.

The information concerning Masters contained in this Information Circular has been provided by Masters. Although Terraquest has no knowledge that would indicate that any of such information is untrue or incomplete, Terraquest does not assume any responsibility for the accuracy or completeness of such information or the failure by Masters to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Terraquest.

All summaries of, and references to, the Pre-Acquisition Agreement or the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete texts of those agreements, copies of which are attached as Appendix A and Appendix B, respectively, to this Information Circular. **You are urged to carefully read the full text of the Pre-Acquisition Agreement and Amalgamation Agreement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of January 27, 2004, unless otherwise specifically stated.

NOTICE TO UNITED STATES SECURITYHOLDERS

The Amalgamation involves the securities of foreign corporations and is subject to the disclosure requirements of Canada. Terraquest Shareholders and Masters Securityholders should be aware that these requirements are different from those of the United States. Financial statements and pro forma and historical financial information included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Terraquest Shareholders and Masters Securityholders to enforce their rights and any claims they may have arising under the United States securities laws since Terraquest and Masters are located in Canada, and some or all of their officers and directors are residents of countries other than the United States. Terraquest Shareholders and Masters Securityholders may not be able to sue Canadian companies, such as Terraquest and Masters, or their officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult

to compel Canadian companies, such as Terraquest and Masters, and their affiliates to subject themselves to a judgment issued by a court of the United States.

The securities to be issued under the Amalgamation have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Rule 802 thereunder. The Amalco Shares will not be listed for trading on any United States stock exchange or the Nasdaq National Market. If the Terraquest Shares held by a Terraquest Shareholder or the Masters' Securities held by a Masters Securityholder prior to the Amalgamation were "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, the Amalco Shares issued to such holder under the Arrangement will also be restricted securities and will be subject to restrictions on transfer under the U.S. Securities Act. In addition, any Amalco Shares received under the Amalgamation by persons who, immediately prior to the Amalgamation, were "affiliates" of Terraquest or Masters are subject to restrictions on transfer under the U.S. Securities Act. See "Part II - The Amalgamation, Details of the Amalgamation, Regulatory Matters, Securities Laws, United States".

The solicitation of proxies by Terraquest and Masters is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of Terraquest and Masters has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.

See "Part II - The Amalgamation, Canadian Federal Income Tax Considerations, Non-Residents of Canada" for certain information concerning Canadian tax consequences of the Amalgamation for Terraquest Shareholders and Masters Securityholders who are United States taxpayers.

Securities to be issued in the amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority of any state of the United States, nor has the United States Securities and Exchange Commission or any securities regulatory authority of any state of the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this information Circular, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Terraquest and Masters believed the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this information Circular should not be unduly relied upon. These statements speak only as of the date of this information Circular or as of the date specified in the documents incorporated by reference into this information Circular, as the case may be.

In particular, this Information Circular contains forward-looking statements pertaining to the following:

- the size of the reserves;
- projections of market prices and costs;

- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Part II - The Amalgamation".

These factors should not be construed as exhaustive. Terraquest and Masters do not undertake any obligation to publicly update or revise any forward-looking statements.

ABBREVIATIONS

In this Information Circular, the abbreviations set forth below have the following meanings:

"bbl"	barrel	**"mmbtu"**	one million British thermal units
"bbls"	barrels	**"mcf"**	one thousand cubic feet
"bbl/d"	barrels per day	**"mcf/d"**	one thousand cubic feet per day
"boe"	barrels of oil equivalent	**"mmcf"**	one million cubic feet
"boe/d"	barrels of oil equivalent per day	**"mmcf/d"**	one million cubic feet per day
"GJ"	gigajoules	**"mstb"**	thousand stock tank barrels
"mbbl"	1,000 barrels	**"NGL"**	natural gas liquids
"mboe"	1,000 barrels of oil equivalent	**"US $"**	United States dollars

Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular except where otherwise indicated. Certain additional terms are defined in the body of this Information Circular and the Appendices hereto.

"**ABCA**" means the *Business Corporations Act* (Alberta), RSA 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Amalco**" means the proposed continuing corporation constituted upon the Amalgamation of Terraquest and Masters;

"**Amalco Option Plan**" means the stock option plan proposed for Amalco, a copy of which is set forth in Appendix L to this Information Circular;

"**Amalco Shares**" means common shares in the capital of Amalco;

"**Amalgamation**" means the proposed amalgamation, under the provisions of Section 181 of the ABCA, of Terraquest or Masters on the terms and conditions set forth in the Amalgamation Agreement;

"**Amalgamation Agreement**" means the amalgamation agreement dated January 27, 2004, between Terraquest and Masters, a copy of which is set forth in Appendix B to this Information Circular;

"**Applicable Law**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Articles of Amalgamation**" means the articles of amalgamation in respect of the Amalgamation required under subsection 185(1) of the ABCA to be filed with the Registrar after the Amalgamation Agreement has been adopted;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, on which banks are open in the City of Calgary, Alberta, for the transaction of banking business;

"**Break Fee**" means $750,000;

"**Closing**" means the completion of the transactions contemplated in the Amalgamation Agreement;

"**Depositary**" means Valiant Trust Company;

"**Dissenting Securityholders**" means Terraquest Dissenting Shareholders and Masters Dissenting Securityholders;

"**Effective Date**" means the date on which the Articles of Amalgamation are filed with the Registrar currently anticipated to be February 26, 2004;

"**GMP**" means GMP Securities Ltd.;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, C.1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this joint management information circular and proxy statement dated January 27, 2004, together with all appendices hereto and including the summary hereof, distributed by Terraquest and Masters in connection with the Meetings;

"**Masters**" means Masters Energy Inc., a corporation incorporated under the ABCA;

"**Masters Dissenting Securityholder**" means a Masters Special Warrant Holder or Masters Shareholder who exercises his right of dissent on the terms of section 191 of the ABCA;

"**Masters Dissenting Securities**" means all Masters Securities which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 28 of the Amalgamation Agreement;

"**Masters Indenture Amendment Resolution**" means the special resolution of holders of Masters Special Warrants approving an amendment to the Special Warrant Indenture governing the Masters Special Warrants to provide that, if the Amalgamation becomes effective, all Masters Special Warrants that have not been exercised prior to the effective time of the Amalgamation will be deemed to have been exercised at 5:00 p.m. (Calgary time) on the day immediately prior to the Effective Date, in the form set out in Appendix E to this Information Circular to be voted upon at the Masters Meeting;

"**Masters Options**" means options to purchase Masters Shares;

"**Masters Performance Warrants**" means performance warrants exercisable for Masters Shares;

"**Masters Securities**" means Masters Shares and Masters Special Warrants;

"**Masters Securityholders**" means holders of Masters Securities;

"**Masters Shareholders**" means holders of Masters Shares;

"**Masters Shares**" means the common shares of Masters as constituted on the date hereof;

"**Masters Special Resolution**" means the special resolution of Masters Securityholders approving the Amalgamation in the form set out in Appendix E to this Information Circular to be voted upon at the Masters Meeting;

"**Masters Special Warrant Holders**" means holders of Masters Special Warrants;

"**Masters Special Warrants**" means special warrants of Masters each of which entitles the holder, on exercise or deemed exercise, without payment of additional consideration, to acquire one Masters Share;

"**Material Adverse Change**" means, when used in connection with a corporation, any change or effect (or any condition, event or development involving a prospective change) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects, or privileges, whether contractual or otherwise, of the corporation, which is materially adverse to the business of the corporation, considered as a whole other than a change or effect (i) which has been publicly disclosed or otherwise disclosed in writing by the corporation to the other corporation prior to the date hereof, (ii) resulting from conditions affecting the oil and gas exploration and production industry as a whole, (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation the prices of oil and gas) in Canada, the United States or elsewhere

or (iv) resulting from any adverse drilling results for any wells being currently drilled or drilled prior to the Effective Date;

"**Meetings**" means the special meetings of the Terraquest Shareholders and Masters Securityholders called to consider and, if thought fit, authorize, approve and adopt the Amalgamation and a new stock option plan and performance warrant plan for Amalco, and any adjournments thereof;

"**NAL Properties**" means the assets purchased by Masters from Terraquest;

"**Notices of Meeting**" means the notices of the Terraquest Meeting and the Masters Meeting which accompany this Information Circular;

"**person**" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

"**Pre-Acquisition Agreement**" means the pre-acquisition agreement dated December 30, 2003 between Terraquest and Masters, including any amendments thereto, in connection with the Amalgamation and related transactions, a copy of which is set forth in Appendix A to this Information Circular;

"**Record Date**" means the close of business on January 26, 2004;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Terraquest Dissenting Shareholder**" means a Terraquest Shareholder who exercises his right of dissent pursuant to section 191 of the ABCA;

"**Terraquest Dissenting Shares**" means all Terraquest Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 28 of the Amalgamation Agreement;

"**Terraquest Fairness Opinion**" means the opinion of GMP dated January 27, 2004, that the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Terraquest Shareholders, a copy of which opinion is set forth in Appendix C to this Information Circular;

"**Terraquest Options**" means options to purchase Terraquest Shares;

"**Terraquest Shareholders**" means the holders of Terraquest Shares;

"**Terraquest Shares**" means the common shares of Terraquest as constituted on the date hereof;

"**Terraquest Special Resolution**" means the special resolution of Terraquest Shareholders approving the Amalgamation in the form set forth in Appendix D to this Information Circular to be voted upon at the Terraquest Meeting;

"**Transaction Agreements**" means the Pre-Acquisition Agreement and the Amalgamation Agreement;

"**Transmittal**" means the transmittal form accompanying this Information Circular;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended; "**U.S. person**" has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act; "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**United States**" and "**U.S.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

PART I - GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Terraquest and the management of Masters for use at the Terraquest Meeting and the Masters Meeting for the purposes set forth in the accompanying Notices of Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Terraquest or Masters, who will not be specifically remunerated therefor. The cost of any such solicitation will be borne by Terraquest or Masters, as the case may be.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed forms of proxy are directors and officers of Terraquest or Masters. **A Terraquest Shareholder or Masters Securityholder has the right to appoint a person (who need not be a Terraquest Shareholder or Masters Securityholder) other than the persons designated in the form of proxy provided to represent such securityholders at the Terraquest Meeting or the Masters Meeting. To exercise this right, a Terraquest Shareholder or Masters Securityholder should insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy.** In order to be effective, a proxy must be forwarded so as to reach, or be deposited with the Corporate Secretary of Terraquest or Masters, as the case may be, c/o Valiant Trust Company, 510, 550 - 6th Avenue S.W., Calgary, Alberta, Attention: Proxy Department, prior to 4:30 p.m. (Calgary time) on February 23, 2004, or if the applicable Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. The proxy shall be in writing and executed by a Terraquest Shareholder or Masters Securityholder, as applicable, or such securityholder's attorney authorized in writing, or if such securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, a Terraquest Shareholder or Masters Securityholder may revoke a proxy by instrument in writing executed by the securityholder or such Terraquest Shareholder's or Masters Securityholder's attorney authorized in writing, or, if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Terraquest or Masters, as the case may be, at any time up to and including the last Business Day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of the Meeting, or any adjournment thereof. The registered offices of Terraquest and Masters are as set forth elsewhere in this Information Circular.

PROXY VOTING

The Terraquest Shares or Masters Securities represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, such securities will be voted in favour of each of the matters to be considered at the applicable Meeting.** The enclosed forms of proxy confer discretionary authority in respect of amendments or variations to matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting, or any adjournment thereof. As of the date hereof, management of Terraquest and Masters know of no amendments, variations or other matters to come before the Meetings.

VOTING SECURITIES OF TERRAQUEST AND MASTERS AND PRINCIPAL HOLDERS THEREOF

There are 65,676,378 Terraquest Shares issued and outstanding as at the date hereof, which are Terraquest's only outstanding voting securities. Each Terraquest Share entitles the holder to one vote. In

addition, there are 2,797,000 Terraquest Shares reserved for issuance upon the exercise of outstanding Terraquest Options.

There is one Masters Share issued and outstanding as at the date hereof, which is Masters only outstanding voting security. Each Masters Share entitles the holder to one vote. In addition there are 17,752,000 Masters Shares reserved for issuance on the exercise of outstanding Masters Special Warrants, 1,150,000 Masters Shares reserved for issuance on the exercise of outstanding Masters Options and 2,000,000 Masters Shares reserved for issuance on the exercise of outstanding Masters Performance Warrants.

To the knowledge of the directors and senior officers of Terraquest, as at the date hereof, there are no persons who beneficially own, directly or indirectly, Terraquest Shares carrying more than 10% of the voting rights attached to all of the issued and outstanding Terraquest Shares other than James Richardson and Sons, Limited which holds 8,965,000 Terraquest Shares, being 13.7% of those outstanding.

To the knowledge of the directors and senior officers of Masters, as at the date hereof, Geoff C. Merritt beneficially owns the one outstanding Masters Share and there are no persons who beneficially own, directly or indirectly, more than 10% of the outstanding Masters Special Warrants. Certain limited partnerships managed by corporations related to Longbow Capital Inc. hold an aggregate of 4,000,000 Masters Special Warrants, being 22.5% of those outstanding.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Terraquest Shareholders and Masters Securityholders who do not hold their securities in their own name. Only proxies deposited by Terraquest Shareholders whose names appear on the records of Terraquest as the registered holders of Terraquest Shares may be recognized and acted upon at the Terraquest Meeting. Only proxies deposited by Masters Securityholders whose names appear on the records of Masters as the registered holder of Masters Securities may be recognized and acted upon at the Masters Meeting. If Terraquest Shares or Masters Securities are listed in your account statement provided by your broker, then in almost all cases those Terraquest Shares or Masters Securities will not be registered in your name on the records of Terraquest or Masters, as the case may be. Such Terraquest or Masters securities will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Securities held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Terraquest Shares or Masters Securities.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a securityholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Terraquest Shares or Masters Securities are voted at the applicable Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP mails a scanable Voting Instruction Form in lieu of the form of proxy provided by Terraquest or Masters. The Voting Instruction Form will name the same persons as the proxy to represent the shareholder at the applicable Meeting. A Terraquest Shareholder or Masters Securityholder has the right to appoint a person (who need not be a Terraquest Shareholder or Masters Securityholder) other than the persons designated in the Voting Instruction Form, to represent the Terraquest Shareholder or Masters Securityholder at the applicable Meeting. To exercise this right, a Terraquest Shareholder or Masters Securityholder should insert the name of the desired representative in the blank space provided in the Voting Instruction Form. You are asked to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternately, you can call ADP's toll-free telephone number

to vote your Terraquest Shares or Masters Securities. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the applicable Meeting. If you receive a Voting Instruction Form from ADP, it cannot be used as a proxy to vote securities directly at the applicable Meeting as the proxy must be returned to ADP well in advance of the applicable Meeting in order to have the securities voted or to appoint an alternative representative to attend at the applicable Meeting in person to vote such securities.

PART II - THE AMALGAMATION

OVERVIEW OF THE AMALGAMATION

Background of the Amalgamation

In the spring of 2003, Terraquest's management and board of directors began reviewing the strategic position and direction of Terraquest and its prospects and current business plan. In May 2003, the board of directors established a committee of independent directors comprised of Lorenzo Donadeo (Chairman), Robert G. Puchniak and Bill Maslechko to review, pursue and evaluate possible strategic alternatives and supervise any process undertaken by Terraquest in connection therewith. During the period from May through August 2003, the board and the special committee met on several occasions, both formally and informally, and also met with GMP. Over the course of this period, Terraquest considered a number of possible strategic alternatives including various sale, merger and acquisition opportunities. In early September 2003, the special committee and board of directors determined to more actively pursue potential strategic alternatives and in that connection formally engaged GMP to act as Terraquest's financial advisor. The board of directors and special committee determined in consultation with GMP that, for a variety of reasons, the best course of action would be to continue to canvass potential candidates on a confidential basis. From September through November 2003, a number of potential qualified candidates were contacted and Terraquest entered in confidentiality and standstill agreements with a number of such candidates pursuant to which Terraquest provided access to confidential information pertaining to its business and assets. During the course of this process, the special committee and board of directors met on numerous occasions, both formally and informally, and received regular updates from GMP and management as to the current status of the process and actions being undertaken.

In late November 2003, the board of directors and special committee determined that it would be appropriate to expand and accelerate the strategic alternatives process and on November 19, 2003 Terraquest publicly announced the process to explore strategic alternatives. Subsequent to this announcement, a number of additional parties entered into confidentiality agreements and were provided access to confidential information. During the period from May through December 2003, Terraquest received and evaluated a number of proposals and opportunities.

As the strategic alternatives process included the consideration of possible acquisition opportunities, Terraquest continued to pursue such opportunities and in December 2003, Terraquest entered into an agreement of purchase and sale (the "NAL Agreement") dated December 1, 2003 with NAL Resources Limited and NAL Energy Inc. (collectively, "NAL") providing for the purchase by Terraquest from such companies of certain petroleum and natural gas rights and other assets (the "NAL Properties") at a purchase price of approximately $7.1 million (the "Purchase Price").

On November 24, 2003, Masters signed a confidentiality agreement and began to review Terraquest's data. On December 15, 2003, Masters made an initial non-binding proposal to Terraquest with respect to a possible transaction. The special committee and board of directors met on several occasions from December 8 to December 30, 2003 to review and consider the proposal from Masters, as subsequently revised, and other proposals and alternatives and received financial advice from GMP and legal advice from Burnet, Duckworth & Palmer LLP.

During the course of the negotiation with Masters, Terraquest subsequently entered into an agreement of purchase and sale (the "Terraquest-Masters Agreement") dated as of December 20, 2003 whereby Masters agreed to purchase the NAL Properties from Terraquest at the Purchase Price. The purchase was completed on December 22, 2003 with an effective date of December 1, 2003.

The Terraquest-Masters Agreement grants Terraquest an option to purchase the NAL Properties from Masters at the Purchase Price less adjustments if (i) by December 30, 2003 Terraquest and Masters had not entered into a definitive binding agreement providing for the acquisition of Masters by Terraquest on other business combination, or (ii) if such binding agreement was entered into, it is terminated without the acquisition or other business combination provided for therein having been completed other than as a result of the default of Terraquest.

Following the completion of the acquisition of the NAL Properties, the terms of the Pre-Acquisition Agreement were negotiated and finalized and that agreement was executed on December 30, 2003 and the proposed transaction was announced prior to the opening of markets on December 31, 2003.

Prior to the execution of the Pre-Acquisition Agreement, at a meeting of the board of directors held on December 30, 2003, GMP provided financial advice to the board of directors of Terraquest with respect to the combination with Masters including its verbal advice that it would provide the Terraquest Fairness Opinion. At the meeting, the board of directors also receive a presentation from management with respect to its due diligence review of Masters and management's assessment and favourable recommendation regarding the terms of the proposed combination and management's assessment of the combined company and its prospects. The board of directors also received legal advice from Burnet, Duckworth & Palmer LLP including advice with respect to the terms of the combination and the Pre-Acquisition Agreement. After deliberations, the board of directors authorized the finalization and execution of the Pre-Acquisition Agreement and related documentation.

On January 27, 2004, the boards of directors of Terraquest and Masters approved this Information Circular and the Amalgamation Agreement.

Benefits of the Amalgamation

Management of Terraquest and Masters believe that the benefits resulting from the combination of Terraquest and Masters include:

(a) an opportunity for holders of Terraquest Shares and Masters Securities to become shareholders of a larger entity with increased capitalization and market liquidity than either Terraquest or Masters;

(b) in the case of Terraquest Shareholders, the availability of the cash resources of Masters, Masters' experienced management team and Masters recently acquired oil and gas properties which complement those of Terraquest; and

(c) in the case of Masters Securityholders, the availability of Terraquest's oil and gas properties which complement the NAL Properties recently acquired by Masters.

Terraquest Fairness Opinion

To assist it in determining whether to recommend the Amalgamation to the Terraquest Shareholders, the Terraquest Board retained GMP, among other things, to provide its opinion as to whether the consideration to be received under Amalgamation is fair, from a financial point of view, to the Terraquest Shareholders. GMP was retained to perform these services for the Terraquest Board on the basis of its expertise in such matters.

GMP has advised the board of directors of Terraquest that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Terraquest or Masters or their respective affiliates or associates (collectively the "Interested Parties"). Except as financial advisor to Terraquest, neither GMP nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Amalgamation. In consideration for its services as financial advisor to Terraquest, including the provision of the Terraquest Fairness Opinion, Terraquest agreed to pay a fee to GMP and to indemnify it and certain related parties in respect of certain liabilities. A substantial portion of the fee is contingent on completion of the Amalgamation.

An oral opinion was delivered to the board of directors of Terraquest on December 30, 2003 and the signed Terraquest Fairness Opinion was delivered on January 27, 2004.

In the Terraquest Fairness Opinion, GMP concluded, on the basis of certain assumptions and considerations, that the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Terraquest Shareholders.

The Terraquest Fairness Opinion is directed to the board of directors of Terraquest and is not a recommendation to any Terraquest Shareholder with respect to any matter relating to the proposed Amalgamation. A copy of the Terraquest Fairness Opinion is attached to this Information Circular as Appendix C and should be read carefully and in its entirety.

Recommendations of the Terraquest and Masters Boards of Directors

The board of directors of Masters considered the business combination of Terraquest and Masters on the terms ultimately reflected in the Pre-Acquisition Agreement. The board received legal advice from Borden Ladner Gervais LLP and, in resolutions passed December 18, 2003, approved entering into the Pre-Acquisition Agreement and the transactions contemplated thereby.

At a meeting held on December 30, 2003, the board of directors of Terraquest considered the business combination of Terraquest and Masters on the terms ultimately reflected in the Pre-Acquisition Agreement and the Amalgamation Agreement. The board received financial advice from GMP and legal advice from Burnet Duckworth & Palmer LLP and approved entry into the Pre-Acquisition Agreement and the transaction contemplated thereby.

In coming to their conclusions and recommendations, the boards of directors of Terraquest and Masters considered, among others, the following factors:

(a) information concerning the financial condition, results of operations, business plans and prospects of Terraquest and Masters, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined company;

(b) the matters described above under "Benefits of the Amalgamation";

(c) in the case of the board of directors of Terraquest, the Terraquest Fairness Opinion;

(d) in the case of the board of directors of Terraquest, the process undertaken since May of 2003 to pursue strategic alternatives and the results of that process and the views of the board of directors as to the other alternatives available to Terraquest to maximize shareholder value;

(e) that Terraquest Shareholders and Masters Securityholders who oppose the Amalgamation may, subject to compliance with certain conditions, dissent and be entitled to be paid the fair value for their Terraquest Shares or Masters Securities in accordance with section 191 of the ABCA;

(f) the fact that the Amalgamation must be approved by not less than 66-2/3% of the votes cast at the Terraquest Meeting by Terraquest Shareholders and at the Masters Meeting by the Masters Securityholders; and

(g) the ability of Terraquest or Masters to terminate the Amalgamation in the event a superior competing transaction is accepted or approved.

The board of directors Terraquest unanimously recommends that the Terraquest Shareholders vote in favour of the Terraquest Special Resolution and the board of directors of Masters unanimously recommends that the Masters Securityholders vote in favour of the Masters Special Resolution.

DETAILS OF THE AMALGAMATION

The following is a summary only and reference should be made to the full text of the Pre-Acquisition Agreement and Amalgamation Agreement set forth in Appendices A and B, respectively, to this Information Circular.

The Pre-Acquisition Agreement

The Pre-Acquisition Agreement contemplated that Terraquest would make an offer to purchase (i) Masters Shares and Masters Special Warrants on the basis of six Terraquest Shares for each Masters Share or Masters Special Warrant, (ii) Masters Stock Options and Masters Performance Warrants on the basis of six Terraquest stock options or six Terraquest performance warrants for each Masters Stock Option or Masters Performance Warrant, as the case may be, at an exercise price of one-sixth of the current exercise price of the Masters Stock Options or Masters Performance Warrants. The Pre-Acquisition Agreement further contemplated that after giving effect to the issue of Terraquest Shares under the offer, the Terraquest Shares would be consolidated on a one for 12 basis, the name of Terraquest would be changed to "Masters Energy Ltd." and a meeting of Terraquest Shareholders would be held to approve the foregoing.

The Pre-Acquisition Agreement contains a provision whereby Terraquest and Masters agreed that they would carry out the combination of Terraquest and Masters by way of amalgamation or other procedure in lieu of a take-over bid if it were more advantageous or appropriate to do so. Following execution of the Pre-Acquisition Agreement, Terraquest and Masters agreed to effect the business combination by way of the Amalgamation. The Amalgamation provides Terraquest and Masters securityholders with the same economic interest in the combined entity as they would have received had the parties proceeded with the take-over bid and share consolidation originally contemplated.

The Amalgamation Agreement

The Amalgamation Agreement was entered into by Terraquest and Masters effective January 27, 2004. Pursuant to the Amalgamation Agreement, Terraquest and Masters (the "Amalgamating Parties") will amalgamate and continue as one corporation to be known as "Masters Energy Inc.". The Amalgamation Agreement provides that the property of the Amalgamating Parties shall continue to be the property of Amalco and Amalco shall continue to be liable for all obligations of each of the Amalgamating Parties.

Support Arrangements

Terraquest Shareholders holding 14,293,640 Terraquest Shares (21.8% of those outstanding) and Masters Securityholders holding 8,635,000 Masters Special Warrants (48.6% of those outstanding) and one Masters Share (100% of those outstanding) have entered into agreements with Terraquest and Masters whereby they agreed to, among other things: (a) vote all of the Terraquest Shares or Masters Securities beneficially owned, controlled or directed by them at the Meetings to approve the Amalgamation; (b) vote

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their Terraquest Shares or Masters Securities against any competing transaction at any meeting of securityholders unless the agreement is terminated (which termination could occur, amongst other reasons, by virtue of termination of the Pre-Acquisition Agreement on the basis of a competing transaction supported by the Terraquest or Masters board of directors, as the case may be); and (c) not exercise any rights of dissent provided under the ABCA or otherwise in connection with the Amalgamation.

Transaction Agreements Principal Terms

Deemed Exercise of Masters Special Warrants

If the Masters Indenture Amendment Resolution is passed and the Amalgamation becomes effective, holders of Masters Special Warrants who have not previously exercised their Special Warrants will be deemed to have exercised such Masters Special Warrants at 5:00 p.m. (Calgary time) on the day immediately prior to the Effective Date.

Masters has determined that providing for the deemed exercise of Masters Special Warrants prior to the Amalgamation becoming effective may mitigate certain negative tax and securities law consequences that might otherwise result to holders of Masters Special Warrants.

Share Exchange Consideration

Pursuant to the Amalgamation Agreement each 12 Terraquest Shares will be exchanged for one Amalco Share and each two Masters Securities will be exchanged for one Amalco Share.

No fractional Amalco Shares shall be issued pursuant to the Amalgamation. In calculating such fractional interests, all Terraquest Shares or Masters Securities held by a beneficial holder shall be aggregated. In the event that the Amalgamation would result in a holder of Terraquest Shares or Masters Securities being entitled to a fractional Amalco Share, such fractional share will be rounded up to the next nearest figure.

Stock Options and Performance Warrants

Pursuant to agreements in effect between the holders thereof and Terraquest and Masters, all Terraquest Options not exercised prior to the Effective Time will be cancelled.

Pursuant to the Amalgamation Agreement, holders of outstanding Masters Options and Masters Performance Warrants who exercise such securities after the Effective Date will receive, in lieu of the Masters Shares that the holder was previously entitled to receive, that number of Amalco Shares equal to one-half the number of Masters Shares to which such holder was previously entitled and the exercise price will be doubled.

Conditions to the Amalgamation

The respective obligations of Terraquest and Masters to complete the transactions contemplated by the Transaction Agreements are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective. These conditions are described in the Transaction Agreements and require that each of Terraquest and Masters shall use reasonable commercial efforts to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Law, to permit the completion of the Amalgamation in accordance with the provisions of the Transaction Agreements and to consummate and make effective all other transactions contemplated in the Transaction Agreements and to cooperate with each other in connection with the foregoing. **These conditions are contained in sections 23, 24 and 25 of the Amalgamation Agreement, attached to this Information Circular as Appendix B, which supercede the conditions in the Pre-Acquisition Agreement, and include:**

(a) for the benefit of Terraquest:

(i) the Amalgamation shall have been duly approved at the Terraquest Meeting and the Masters Meeting and the Masters Indenture Amendment Resolution shall have been duly approved at the Masters Meeting;

(ii) all government and regulatory approvals, orders, rulings, exemptions and consents and those of any stock exchanges or other securities or regulatory authorities which, in the sole judgment of Terraquest, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Terraquest in its sole judgment, acting reasonably;

(iii) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgment of Terraquest, acting reasonably has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation or the right of Terraquest Shareholders to own Amalco Shares;

(iv) there shall not exist any prohibition at law against the completion of the Amalgamation;

(v) there does not exist and Masters shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action that would constitute, a Material Adverse Change in respect of Masters;

(vi) Masters shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement and all representations and warranties of Masters contained therein shall be true and correct in all material respects at the Effective Date; and

(vii) dissent rights shall not have been exercised at the Effective Date by the holders of more than 5% of the outstanding Terraquest Shares or 5% of the outstanding Masters Securities.

(b) for the benefit of Masters:

(i) the Amalgamation shall have been duly approved at the Terraquest Meeting and the Masters Meeting and the Masters Indenture Amendment Resolution shall have been duly approved at the Masters Meeting;

(ii) the Amalco Option Plan shall have been duly approved at the Terraquest Meeting and the Masters Meeting;

(iii) all government and regulatory approvals, orders, rulings, exemptions and consents and those of any stock exchanges or other securities or regulatory authorities which, in the sole judgment of Masters, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Masters in its sole judgment, acting reasonably;

(iv) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgment of Masters, acting reasonably has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation or the right of Masters Securityholders to own Amalco Shares;

(v) there shall not exist any prohibition at law against the completion of the Amalgamation;

(vi) there does not exist and Terraquest shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action that would constitute, a Material Adverse Change in respect of Terraquest;

(vii) Terraquest shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement and all representations and warranties of Masters contained therein shall be true and correct in all material respects at the Effective Date; and

(viii) dissent rights shall not have been exercised at the Effective Date by the holders of more than 5% of the outstanding Terraquest Shares or 5% of the outstanding Masters Securities.

Amendment and Termination of the Transaction Agreements

The Amalgamation Agreement provides that it may be terminated if the Amalgamation is not approved by the required majority of Terraquest Shareholders or Masters Securityholders at the Meetings or if the Pre-Acquisition Agreement is terminated. The Pre-Acquisition Agreement may be terminated:

(a) by mutual written consent of Terraquest and Masters;

(b) by either Terraquest or Masters if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(c) by either Terraquest or Masters if the Amalgamation is not completed on or before March 31, 2004 or such later date as the parties may have agreed to; and

(d) by either Terraquest or Masters if the other party is in default of any material covenant, agreement or obligation under the Pre-Acquisition Agreement or if any representation or warranty of the other party contained in the Pre-Acquisition Agreement is untrue or incorrect in any material respect.

Non-Solicitation

Other than as permitted in the Pre-Acquisition Agreement, Terraquest and Masters have agreed that they will not solicit, initiate, assist or encourage inquiries, proposals from any person with respect to any merger, amalgamation, arrangement, take-over bid, sale of substantial assets or sale of treasury shares or any similar transaction (an "Acquisition Proposal"). Terraquest and Masters have also agreed that they will not provide any confidential information to or participate in any discussions or negotiations relating to an Acquisition Proposal with any person. Notwithstanding the foregoing, nothing prevents the Terraquest or Masters board of directors from considering, negotiating, approving and recommending to its securityholders an unsolicited bona fide written Acquisition Proposal for which adequate financial arrangements have been made which such board of directors determines in good faith constitutes a commercially feasible transaction which would be carried out within a timeframe that is reasonable in the circumstances and which would, if consummated in accordance with its terms, result in a superior transaction, from a financial point of view to such party and its shareholders than the Amalgamation (any such Acquisition Proposal being a "Superior Proposal"). Any such good faith determination shall only be made after consultation with financial advisors and receipt by the board of directors of advice from outside counsel to the effect that failure to entertain and negotiate such Acquisition Proposal might, in the particular circumstances, result in a finding that the directors had breached their fiduciary duties under Applicable Law.

Each of Terraquest and Masters has agreed not to enter into an agreement regarding a Superior Proposal unless it has provided the other party with notice of the competing transaction and has provided the other party with an opportunity, of at least 72 hours, to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms as the Superior Proposal.

Break Fee

Pursuant to the Pre-Acquisition Agreement, Terraquest and Masters have agreed to pay the other the Break Fee in the event that:

(a) an actual or proposed Acquisition Proposal involving a party is publicly announced or otherwise communicated to a party or its shareholders which Acquisition Proposal (or another Acquisition Proposal with or involving the party making such Acquisition Proposal) is ultimately completed and one or more of the conditions to completion of the Amalgamation is not satisfied such that the Amalgamation is not completed on or prior to March 31, 2004;

(b) the board of directors of Terraquest or Masters has withdrawn or, in any manner materially adverse to the other party, amended, modified or changed its recommendation that its securityholders vote in favour of the Amalgamation or shall have resolved to do so or shall have recommended that its securityholders deposit their securities under, vote in favour of, or otherwise accept, an Acquisition Proposal; or

(c) a party shall have entered into any agreement with any person providing for or in furtherance of an Acquisition Proposal prior to the Effective Date, excluding certain confidentiality agreements, other than an Acquisition Proposal entered in to by Masters which was consented to by Terraquest.

Consents

Each party has agreed to respond to any request from the other party for consent to a transaction that would otherwise be prohibited by the Pre-Acquisition in a timely manner and Terraquest has further agreed to provide the consent requested (including consent to solicit, initiate or encourage an Acquisition Proposal that would not result in the non-completion of the Amalgamation) unless it reasonably

concludes that carrying out of the matter for which consent was requested might reasonably be expected to result in a Material Adverse Change to Masters or to materially and adversely affect the chances for completion of the Amalgamation.

Regulatory Matters

The obligations of Terraquest and Masters to proceed with the Amalgamation include the receipt of all material regulatory approvals and consents including, without limitation, the approval of the TSX. At the date hereof, TSX approval had not yet been received.

Securities Laws

Canada

The Amalco Shares to be issued pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of securities laws of certain of the provinces of Canada or in reliance on discretionary orders from securities regulatory authorities.

Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control blocks", Amalco Shares issued upon completion of the Amalgamation may be resold in Canada without significant restriction, subject to the usual conditions that no unusual effort or, in certain circumstances, no effort has been made to prepare the market or create demand for the Amalco Shares and that no extraordinary commission or consideration is paid in respect of any sale.

United States

The securities to be issued under the Amalgamation have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Rule 802 thereunder. The Amalco Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act.

If the Terraquest Shares or Masters Securities held by a securityholder prior to the Amalgamation were "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, the Amalco Shares issued to such shareholder under Rule 802 will also be "restricted securities". The Amalco Shares that are "restricted securities" may be transferred only if such shares are registered under the U.S. Securities Act or pursuant to an exemption from such registration.

The Amalco Shares issuable in the Amalgamation that are not "restricted securities" will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of Terraquest or Masters prior to the Amalgamation or who are affiliates of Amalco after the Amalgamation.

As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are not affiliates of Terraquest or Masters prior to the Amalgamation and who are not affiliates of Amalco after the Amalgamation may resell the Amalco Shares that they receive in connection with the Amalgamation in the United States without restriction under the U.S. Securities Act.

Persons who are affiliates of Terraquest or Masters prior to the Amalgamation may not sell the Amalco Shares that they receive in connection with the Amalgamation in the absence of registration under the

U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 145(d) or Rule 904 of Regulation S under the U.S. Securities Act.

In general, under Rule 145(d), persons who are affiliates of Terraquest or Masters prior to the Amalgamation will be entitled to sell in the United States, during any three-month period, a portion of the Amalco Shares that they receive in connection with the Amalgamation, provided that the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange or traded on Nasdaq, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Amalco. Persons who are affiliates of Terraquest or Masters prior to the Amalgamation but who are not affiliates of Amalco after the Amalgamation and who hold their Amalco Shares received in connection with the Amalgamation for a period of one year after the Amalgamation, may sell such shares in the United States without regard to the volume and manner of sale restrictions set forth in the preceding sentence, provided that current public information about Amalco is available. Persons who are affiliates of Terraquest or Masters prior to the Amalgamation and who hold their Amalco Shares received in connection with the Amalgamation for a period of two years after the Amalgamation may sell such shares in the United States, without any of the above restrictions, provided that they have not been affiliates of Amalco during the three-month period preceding the sale. Persons who are affiliates of Terraquest or Masters prior to the Amalgamation and who are affiliates of Amalco after the Amalgamation will continue to be subject to the sale restrictions described in the first sentence of this paragraph, as well as the sale notification requirements of Rule 144(h) under the U.S. Securities Act, for so long as they continue to be affiliates of Amalco.

Under Rule 904 under Regulation S, persons who are not affiliates of Amalco (or who are affiliates of Amalco solely by virtue of holding a position as an officer or director of Amalco) may sell Amalco Shares outside of the United States without registration under the US. Securities Act if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States; or (ii) the transaction is executed in, on or through the facilities of the TSX and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. In the case of sales by a person who is an officer or director of Amalco and is an affiliate of Amalco solely by virtue of holding that position, there would be an additional requirement that no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. The conditions set forth under Rule 903 under Regulation S apply to resales by persons who are affiliates of Amalco other than by virtue of holding a position as an officer or director of Amalco.

Terraquest Shareholders and Masters Securityholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Stock Exchange Listings and Status as a Reporting Issuer

The Terraquest Shares are listed on the TSX and Terraquest is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Application will be made to the TSX to approve the listing of the Amalco Shares to be issued in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that such approval be granted. At the date hereof, TSX approval had not yet been granted.

Terraquest is and Amalco will be a reporting issuer in certain of the provinces in Canada and is or will be subject to continuous disclosure obligations in connection therewith. Securityholders who acquire

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Amalco Shares in connection with the Amalgamation will be entitled to receive all financial and other continuous and timely disclosure materials that are sent to holders of Amalco Shares.

Effect of the Amalgamation Upon Securityholders

If the Amalgamation becomes effective, Terraquest Shareholders (other than Terraquest Dissenting Shareholders) and Masters Securityholders (other than Masters Dissenting Securityholders) will receive Amalco Shares. There will be approximately 14.34 million Amalco Shares outstanding of which former Terraquest Shareholders will own approximately 38% and former Masters Securityholders will own approximately 62%.

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to section 181 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation must be approved by the requisite percentage of the Terraquest Shareholders and Masters Securityholders;

2. the Masters Indenture Amendment Resolution must be approved by the requisite percentage of holders of Masters Special Warrants;

3. all conditions precedent to the Amalgamation, as set forth in the Transaction Agreements, must be satisfied or waived by the appropriate party; and

4. the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approval

The Masters Indenture Amendment Resolution must be passed by the affirmative votes of holders of Masters Special Warrants who hold in the aggregate not less than 66-2/3% of the total number of Masters Special Warrants represented at the Masters Meeting.

The Terraquest Special Resolution and the Masters Special Resolution must be approved by at least 66-2/3% of the votes cast by the Terraquest Shareholders present in person or by proxy at the Terraquest Meeting and by 66-2/3% the Masters Special Warrant Holders and the Masters Shareholders, voting separately, present in person or by proxy at the Masters Meeting.

Notwithstanding the foregoing, the Terraquest Special Resolution and the Masters Special Resolution authorize the boards of directors of Terraquest and Masters, without further notice to or approval of the Securityholders, subject to the terms of the Amalgamation, to amend the Amalgamation Agreement, to decide not to proceed with the Amalgamation, and to revoke such Terraquest Special Resolution or Masters Special Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. See Appendix D and E to this Information Circular for the full text of the Terraquest Special Resolution and Masters Special Resolution, respectively.

Timing

The Amalgamation will become effective upon the filing of the Articles of Amalgamation with the Registrar. If the Meetings are held, the Terraquest Special Resolution and Masters Special Resolution are approved and all other conditions specified in the Transaction Agreements are satisfied or waived,

Terraquest and Masters expect the Effective Date will be February 26, 2004. The Effective Date could be delayed, however, for a number of reasons.

Exchange of Certificates

The Transmittal Form containing instructions with respect to the surrender of certificates representing Terraquest Shares and Masters Securities has been forwarded together with this Information Circular to Terraquest Shareholders and Masters Securityholders for use in exchanging their certificates for Amalco Shares. Upon surrender of a properly completed Transmittal Form together with certificates representing Terraquest Shares or Masters Securities to the Depositary, certificates representing Amalco Shares will be issued and delivered to each such former Terraquest Shareholder or Masters Securityholder.

Any use of the mail to deliver the Transmittal Form and certificate for securities is at the risk of the securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the Amalgamation is not completed, the security certificates received by the Depositary will be returned to the appropriate securityholder.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Terraquest, and Borden Ladner Gervais LP, counsel to Masters, the following summary fairly describes the principal Canadian federal income tax consequences under the *Income Tax Act* (Canada) (the "Tax Act") of the Amalgamation generally applicable to a Terraquest Shareholder or Masters Securityholder who, for purposes of the Tax Act and at all relevant times, holds the Terraquest Shares, Masters Securities and Amalco Shares as capital property and deals at arm's length with Terraquest, Masters and Amalco. Generally speaking, shares and other securities will be considered to be capital property to a holder provided the holder does not hold the shares and other securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada for the purposes of the Tax Act whose shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have every "Canadian security" owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property. A "Canadian security" refers only to shares of a corporation and does not include private corporation shares (such as Masters Shares) whose value is primarily attributable to real property or resource property.

This summary is not applicable to: (i) a Terraquest Shareholder or Masters Securityholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Terraquest Shareholder or Masters Securityholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Terraquest Shareholder or Masters Securityholder that is a "specified financial institution" as defined in the Tax Act. This summary is also not applicable to holders of Terraquest Options, Masters Options or Masters Performance Warrants. Any such securityholder should consult its own tax advisor with respect to the Amalgamation.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof and counsel's understanding of the current published administrative policies of the Canada Customs and Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax

considerations arising from the Amalgamation. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Terraquest Shareholder or Masters Securityholder, and no representations with respect to the income tax consequences to any Terraquest Shareholder or Masters Securityholder are made. Consequently, Terraquest Shareholders and Masters Securityholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

The following summary is generally applicable to a Terraquest Shareholder or Masters Securityholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

Exercise of Masters Special Warrants Prior to Amalgamation

Original holders of the Masters Special Warrants will have a cost for tax purposes equal to $1.00 per Masters Special Warrant (plus any related acquisition costs). A holder will not realize a gain or loss upon the exercise or deemed exercise of Masters Special Warrants to acquire Masters Shares. The cost for tax purposes of Masters Shares acquired pursuant to the exercise of the Masters Special Warrants will be equal to the tax cost of such Masters Special Warrants. In computing the adjusted cost base of a holder's Masters Shares acquired pursuant to the exercise of the Masters Special Warrants, the cost of such Masters Shares must be averaged with the cost of any other Masters Shares held as capital property at that time.

The Amalgamation

A Terraquest Shareholder or Masters Shareholder who, on the Amalgamation, exchanges Terraquest Shares or Masters Shares for Amalco Shares, will realize neither a capital gain nor a capital loss on the exchange. The Terraquest Shareholder or Masters Shareholder will be considered to have disposed of the Terraquest Shares or Masters Shares for proceeds of disposition equal to their adjusted cost base to the Terraquest Shareholder or Masters Shareholder immediately before the Amalgamation and to have acquired the Amalco Shares at an aggregate cost equal to those proceeds of disposition. Where a holder owns both Terraquest Shares and Masters Shares, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the shareholder of the Amalco Shares received on the Amalgamation.

Disposition of Amalco Shares

On the disposition of Amalco Shares, a holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of the Amalco Shares so disposed.

Taxation of Capital Gains and Losses

A Terraquest Shareholder or Masters Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of Amalco Shares will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the Terraquest Shareholder or Masters Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the shares or in the case of a disposition of shares received on the Amalgamation, on the shares exchanged therefor, in accordance with detailed provisions of the Tax Act in that regard. Terraquest Shareholders or Masters Shareholders should consult their tax advisers for specific information regarding the application of these provisions.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3 % refundable tax on certain investment income, including taxable capital gains. The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Dissenting Shareholders

Under the current administrative practice of the CCRA, Terraquest Shareholders or Masters Shareholders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Terraquest Shares or Masters Shares for proceeds of disposition equal to the amount paid by Amalco to them for such Terraquest Shares or Masters Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such Terraquest Shares or Masters Shares. Any interest awarded to a dissenting Terraquest Shareholder or Masters Shareholder will be included in the dissenting Terraquest Shareholder's or Masters Shareholder's income.

Non-Residents of Canada

The following summary is generally applicable to a Terraquest Shareholder or Masters Securityholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the Terraquest Shares or Masters Securities or Amalco Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

A Non-Resident Holder will be subject to the same Canadian federal income tax considerations as those discussed above under the heading "Residents of Canada" except that if the holder realizes a capital gain in the circumstances described above, the holder will not be subject to tax under the Tax Act in respect of the capital gain unless the shares disposed of are "taxable Canadian property" for the purposes of the Tax Act and the holder is not afforded any relief under an applicable tax treaty.

The Terraquest Shares and Amalco Shares will normally not be considered taxable Canadian property to a Non-Resident Holder at a particular time provided (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Terraquest or Amalco at any time during the 60-month period preceding the particular time, and (ii) such shares are not otherwise deemed to be taxable Canadian property. Amalco Shares received on the Amalgamation will be deemed to be taxable Canadian property of the Non-Resident Holder if the Terraquest Shares or Masters Shares exchanged therefore were "taxable Canadian property". As Masters Shares are shares of a corporation resident in Canada which are not listed on a prescribed stock exchange such shares will be considered to be taxable Canadian property and the Amalco Shares received by the Masters Shareholders on the amalgamation will also be considered taxable Canadian property.

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada

and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Terraquest Shares, Masters Shares or Amalco Shares are or may be "taxable Canadian property".

Dissenting Shareholders

Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

RIGHT OF DISSENT

The following description of the rights of Dissenting Securityholders to dissent in respect of the Amalgamation is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such holder's Terraquest Shares or Masters Securities and is qualified in its entirety by the reference to the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix H. A registered Terraquest Shareholder or Masters Securityholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A holder is entitled, in addition to any other right such holder may have, to dissent and to be paid by Terraquest or Masters the fair value of the Terraquest Shares or Masters Securities held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A holder may dissent only with respect to all of the Terraquest Shares or Masters Securities held by such holder or on behalf of any one beneficial owner and registered in the Terraquest Dissenting Shareholder's or Masters Dissenting Securityholder name. **Only registered holders of Terraquest Shares or Masters Securities may dissent. Persons who are beneficial owners of Terraquest Shares or Masters Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Terraquest Shares or Masters Securities. A registered holder, such as a broker, who holds Terraquest Shares or Masters Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Terraquest Shares or Masters Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Terraquest Shares or Masters Securities covered by it.**

A Terraquest Dissenting Shareholder or Masters Dissenting Securityholder must send to Terraquest or Masters, as the case may be, a written objection to the Terraquest Special Resolution or Masters Special Resolution, as the case may be, which written objection must be received at the registered office of Terraquest or Masters before the Terraquest Meeting or Masters Meeting, as the case may be, or by the Chairman of the applicable Meeting at or before the applicable Meeting. A Terraquest Shareholder or Masters Securityholder wishing to exercise the right to dissent with respect to such holder's Terraquest Shares or Masters Securities shall not vote the holder's Terraquest Shares or Masters Securities at the applicable Meeting, either by the submission of a proxy or by personally voting in favour of the Terraquest Special Resolution or Masters Special Resolution, as the case may be. An application may be made to the Court by Terraquest or Masters or by a Terraquest Dissenting Shareholder or Masters Dissenting Securityholder to fix the fair value of the Terraquest Dissenting Shareholder's Terraquest Shares or Masters Dissenting Securityholder's Masters Securities, as the case may be. If such an application to the Court is made by Terraquest or Masters or a Terraquest Dissenting Shareholder or Masters Dissenting Securityholder, Terraquest or Masters, as the case may be, must, unless the Court otherwise orders, send to each Terraquest Dissenting Shareholder or Masters Dissenting Securityholder a written offer to pay the Terraquest Dissenting Shareholder or

Masters Dissenting Securityholder an amount considered by the board of directors of Terraquest or Masters, as the case may be, to be the fair value of the Terraquest Shares or Masters Securities. The offer, unless the Court otherwise orders, will be sent to each Terraquest Dissenting Shareholder or Masters Dissenting Securityholder at least ten days before the date on which the application is returnable, if Terraquest or Masters is the applicant, or within ten days after Terraquest or Masters is served with notice of the application, if a Terraquest Shareholder or Masters Securityholder is the applicant. The offer will be made on the same terms to each Terraquest Dissenting Shareholder or Masters Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Terraquest Dissenting Shareholder or Masters Dissenting Securityholder may make an agreement with Terraquest or Masters for the purchase of such holder's Terraquest Shares or Masters Securities in the amount of the offer made by Terraquest or Masters (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Terraquest Shares or Masters Securities.

A Terraquest Dissenting Shareholder or Masters Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Terraquest Shares of all Terraquest Dissenting Shareholders or Masters Securities of all Masters Dissenting Securityholders who are parties to the application, giving judgment in that amount against Terraquest or Masters and in favour of each of those Terraquest Dissenting Shareholders or Masters Dissenting Securityholders, and fixing the time within which Terraquest or Masters must pay that amount payable to the Terraquest Dissenting Shareholders or Masters Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Terraquest Dissenting Shareholder or Masters Dissenting Securityholder calculated from the date on which the Terraquest Shareholder or Masters Securityholder ceases to have any rights as a Terraquest Shareholder or Masters Securityholder, until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between Terraquest or Masters and the Terraquest Dissenting Shareholder or Masters Dissenting Securityholder as to the payment to be made by Terraquest or Masters to the Terraquest Dissenting Shareholder or Masters Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Terraquest Shareholder or Masters Securityholder will cease to have any rights as a Terraquest Shareholder or Masters Special Warrant Holder other than the right to be paid the fair value of such holder's Terraquest Shares or Masters Securities, in the amount agreed to between Terraquest or Masters and the Terraquest Shareholder or Masters Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Terraquest Shareholder or Masters Securityholder may withdraw its dissent, or Terraquest or Masters may rescind the Terraquest Special Resolution or Masters Special Resolution, and in either event the dissent and appraisal proceedings in respect of that Terraquest Shareholder or Masters Special Warrant Holder will be discontinued.

Terraquest or Masters shall not make a payment to a Terraquest Dissenting Shareholder or Masters Dissenting Securityholder under section 191 of the ABCA if there are reasonable grounds for believing that Terraquest or Masters, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Terraquest or Masters would thereby be less than the aggregate of its liabilities, or if on the Effective Date the Terraquest Dissenting Shareholder or Masters Dissenting Securityholder is not the owner of the subject Terraquest Shares or Masters Securities. In such event, Terraquest or Masters shall notify each Terraquest Dissenting Shareholder or Masters Dissenting Securityholder that is unable lawfully to pay Terraquest Dissenting Shareholders or Masters Dissenting Securityholders for their Terraquest Shares or Masters Securities, in which case the Terraquest Dissenting Shareholder or Masters Dissenting Securityholder may, by written notice to Terraquest or Masters with 30 days after receipt of such notice, withdraw such holder's written objection, in which case Terraquest or Masters shall be deemed to consent to the withdrawal and such Terraquest Shareholder or Masters Securityholder shall be reinstated with full rights as a Terraquest Shareholder or Masters Securityholder, failing which such Terraquest Dissenting Shareholder or Masters

Dissenting Securityholder retains a status as a claimant against Terraquest or Masters to be paid as soon as Terraquest or Masters is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Terraquest or Masters but prior to its shareholders.

All Terraquest Shares or Masters Securities held by Terraquest Dissenting Shareholders or Masters Dissenting Securityholders will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Amalco in exchange for such fair value or will, if such Terraquest Shareholders or Masters Securityholder ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to Amalco for Amalco Shares on the same basis as all other Terraquest Shareholders or Masters Securityholder.

PART III - INFORMATION CONCERNING TERRAQUEST ENERGY CORPORATION

Terraquest was incorporated under the ABCA on November 22, 2001 as 961992 Alberta Ltd. The Articles of Incorporation of Terraquest were amended on December 31, 2001 to change its name to Terraquest Energy Corporation to remove private company restrictions.

The head office of Terraquest is located at 700, 550-11th Avenue S.W., Calgary, Alberta, T2R 1M7.

The Terraquest Shares are currently listed for trading on the TSX under the symbol "TRQ".

Terraquest is a Calgary, Alberta based oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves, primarily in the province of Alberta.

Reference is made to Appendix F - Information Concerning Terraquest Energy Corporation for a detailed description of Terraquest and its assets. Certain financial statements of Terraquest previously filed with applicable securities regulatory authorities are attached to this Information Circular as Appendix I - Terraquest Financial Statements. The Terraquest Financial Statements include certain historical financial statements of Approach Energy Inc. which was acquired by Terraquest on August 2, 2002 and of certain producing properties and undeveloped lands acquired from Richland Petroleum Corporation on January 16, 2002.

The information and disclosure relating to Terraquest in Appendices F and I and elsewhere in this Information Circular has been provided by management of Terraquest. Although Masters and its management have no knowledge that would indicate that any statements contained herein provided by management of Terraquest are inaccurate, neither Masters nor its management assumes any responsibility for the accuracy or completeness of such information or disclosure provided by management of Terraquest or taken from or based upon such public documents and records, or for any failure by Terraquest to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Masters or its management.

PART IV - INFORMATION CONCERNING MASTERS ENERGY INC.

Masters was incorporated under the ABCA on August 28, 2003 as 1062133 Alberta Ltd. The Articles of Incorporation of Masters were amended on September 12, 2003 to change its name to Masters Energy Inc.

The head office of Masters is located at 520, 736-6th Avenue S.W., Calgary, Alberta, T2P 3T7.

The Masters Securities are currently not listed for trading on any stock exchange.

Masters is a newly-formed Calgary, Alberta based oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves, primarily in the province of Alberta.

Reference is made to Appendix G - Information Concerning Masters Energy Inc. for a detailed description of Masters and its assets. Certain financial statements of Masters are attached to this Information Circular as Appendix J - Masters Financial Statements. The Masters Financial Statements include certain historical financial statements relating to the NAL Properties acquired by Masters from Terraquest effective December 1, 2003.

The information and disclosure relating to Masters in Appendices G and J and elsewhere in this Information Circular has been provided by management of Masters. Although Terraquest and its management have no knowledge that would indicate that any statements contained herein provided by management of Masters are inaccurate, neither Terraquest nor its management assumes any responsibility for the accuracy or completeness of such information or disclosure provided by management of Masters or taken from or based upon such public documents and records, or for any failure by Masters to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Terraquest or its management.

PART V - PRO-FORMA INFORMATION AFTER GIVING EFFECT TO THE AMALGAMATION

At the Effective Time, Terraquest and Masters will amalgamate to form Amalco.

Selected Financial Information

The following table sets out certain unaudited pro-forma consolidated financial information for Terraquest and Masters as at and for the nine months ended September 30, 2003 after giving effect to Amalgamation. The following information should be read in conjunction with the financial statements of Terraquest and Masters set forth in Appendix I and J, respectively and the pro-forma financial statements set forth in Appendix K to this Information Circular.

	Terraquest	Masters	Amalco
	As at and for the nine months ended September 30, 2003	As at and for the period from incorporation on August 28, 2003 to November 30, 2003 before giving effect to the acquisition of the NAL Properties	As at and for the period from incorporation on August 28, 2003 to November 30, 2003 after giving effect to the Amalgamation and the acquisition of the NAL Properties
	unaudited	unaudited	unaudited
		($000's except per share amounts)	
Total Revenue, net of royalties	5,567	32	9,422
Net Income (Loss) Per Share - basic and diluted	(0.07)	(0.02)	0.12
Bank Debt	6,060	nil	6,060
Working Capital Surplus (Deficit)	(139)	16,771	8,283
Total Assets	26,548	16,968	39,417
Shareholders' Equity	16,060	16,809	27,159
Number of Shares Outstanding (thousands)[(1)]			
Basic, including Masters Special Warrants	65,576	17,752	14,341
Diluted	68,648	20,902	15,916

Notes:

(1) As at September 30, 2003 in respect of Terraquest and December 31, 2003 in respect of Masters.

Selected Operational Information

The following table sets forth certain combined operational information after giving effect to the Amalgamation and the acquisition of the NAL Properties by Masters.

	Terraquest	Masters	Amalco
Average Daily Production(1)			
Oil & NGLs (Bbls/d)	215	480	695
Natural gas (Mcf/d)	3,407	217	3,624
Oil Equivalent(BOE/d)	783	516	1,299
Proved Reserves(2)			
Oil & NGLs (Mbbl)	421	997	1,418
Natural gas (Mmcf)	4,790	454	5,244
Oil Equivalent(Mboe)	1,219	1,073	2,292
Proved and Risked Probable Reserves			
Oil & NGLs (Mbbl)	538	1,130	1,668
Natural gas (Mmcf)	5,574	516	6,090
Oil Equivalent(Mboe)	1,467	1,216	2,683
Net undeveloped land (acres) (as at December 31, 2003)	84,287	420	84,707
Debt net of working capital deficiency (surplus)(3) ($ thousands)	6,199	(8,423)	(2,224)
Shares outstanding (thousands)(4)			
Basic	65,576	17,752	14,341
Diluted	68,648	20,902	15,916

Notes:

(1) In the case of Terraquest, production is average production for the nine months ended September 30, 2003 and in the case of Masters, production is average production of the NAL Assets for the nine months ended September 30, 2003.

(2) As at September 1, 2003 in respect of Terraquest and as at December 1, 2003 in respect of Masters, including the NAL Properties, based on escalating costs and price assumptions.

(3) As at September 30, 2003 in respect of Terraquest and November 30, 2003 in respect of Masters.

(4) As at September 30, 2003 in respect of Terraquest and December 31, 2003 in respect of Masters.

Directors and Officers of Amalco

The board of directors of the combined entity shall be Masters' board of directors with the addition of Kerry D. Lyons. Management of the combined entity shall be the management of Masters. For information in respect of the directors and officers of Masters, see Appendix G - Information Concerning Masters Energy Inc. - Directors and Officers.

Principal Holders of Securities

To the knowledge of the directors and senior officers of Terraquest and Masters, as at the date hereof, but after giving effect to the Amalgamation, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Amalco carrying more than 10% of the voting rights attached to any class of voting securities of Amalco.

PART VI - COMPENSATION PLANS

AMALCO STOCK OPTION PLAN

The management and directors of Terraquest and Masters have determined that it is in the best interests of Terraquest and Masters to adopt the existing stock option plan of Masters as the Amalco stock option plan (the "Amalco Option Plan") for Amalco. Such plan is in the forms attached hereto as Appendix L. Under the Amalco Option Plan the board of directors of Amalco may grant options to directors, officers, employees and consultants for the purchase of Amalco Shares at prices determined in accordance with the rules of the TSX. The purpose of the Amalco Option Plan is to advance the interests of Amalco by encouraging the directors, officers, employees and consultants of Amalco to acquire Amalco Shares, thereby increasing their proprietary interest in Amalco, encouraging them to remain associated with Amalco and furnishing them with additional incentive in their efforts on behalf of Amalco. The Amalco Option Plan will be administered by the board of directors of Amalco and the issuance of any options pursuant to the Amalco Option Plan is subject to all applicable regulatory approvals. The number of shares that may be reserved for issuance under the Amalco Option Plan may not exceed 10% of the Amalco Shares outstanding after giving effect to the Amalgamation and the exercise or deemed exercise of all Masters Special Warrants. The aggregate number of shares that may be reserved for allotment to one person under the Amalco Option Plan may not exceed 5% of the number of issued and outstanding Amalco Shares. The expiration date of each option under the Amalco Option Plan, the extent to which each option is exercisable from time to time during the term of the option and any other terms and conditions relating to the options are to be determined by the board of directors of Amalco in compliance with the requirements of the TSX. However, if no specific determination is made by the board of directors on the preceding matters, subject to the rules of the TSX or other regulatory body having jurisdiction, options are exercisable within five years from the date of the grant. All options are non-transferable. The exercise price of the options shall be as determined by the board of directors of Amalco but in no event be less than the closing market price of the shares on the TSX on the trading day immediately prior to the time of the grant of the option or such other price as may be agreed to by Amalco and approved by the TSX. The Amalco Option Plan contains provision for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in Amalco's capitalization. The board of directors of Amalco may from time to time amend or revise the terms of the Amalco Option Plan or may terminate the Amalco Option Plan at any time.

Subject to the completion of the Amalgamation previously issued 1,150,000 Masters Options will remain outstanding under the Amalco Option Plan. The 1,150,000 Masters Options will be adjusted to 575,000 options under the Amalco Option Plan having an exercise price of $2.00 per Amalco Share. The ordinary resolution sought to be passed at the Terraquest Meeting and the Masters Meeting is as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. **The Option Plan appended as Appendix L to the Joint Management Information Circular dated January 27, 2004 of Terraquest Energy Corporation ("Terraquest") and Masters Energy Inc. ("Masters"), be and is hereby approved and adopted as the Option Plan of the amalgamated corporation resulting from the amalgamation of Terraquest and Masters with such modifications as may be required by the Toronto Stock Exchange ("TSX");**

2. **The maximum number of common shares of Amalco which may be issued under the Option Plan shall be equal to 10% of the issued and outstanding common shares of the amalgamated corporation immediately following the amalgamation; and**

3. **Any two officers or directors of Masters or the amalgamated corporation are hereby authorized to do all such acts and execute and file all instruments and documents necessary or desirable to carry out these resolutions, with regulatory authorities and the TSX."**

The above-referenced ordinary resolution must be passed by at least 50% plus one of the votes cast with respect to the resolution by Terraquest Shareholders present in person or by proxy at the Terraquest Meeting and by at least 50% plus one of the votes cast with respect to the resolution by each of Masters Special Warrant Holders and Masters Shareholders, voting separately, present in person or by proxy at the Masters Meeting.

AMALCO PERFORMANCE WARRANT PLAN

Subject to completion of the Amalgamation, the performance warrant plan of Masters will become the performance warrant plan of Amalco. The 2,000,000 Masters Performance Warrants outstanding under the Masters plan will be adjusted to 1,000,000 performance warrants outstanding under the Amalco plan and the exercise prices will be doubled from those in effect under the Masters plan. Thereupon, performance warrants issuable under the performance warrant plan of Amalco will be fully issued and no further performance warrants will be issuable thereunder.

PART VII - OTHER MATTERS

RISK FACTORS

Terraquest's, Masters' and Amalco's securities should be considered highly speculative due to the nature of Terraquest's and Masters' businesses and the present stage of their development. Terraquest and Masters have a limited history of business operations. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Information Circular before making an investment decision. An investment in securities of Terraquest, Master and Amalco should only be made by persons who can afford a significant or total loss of their investment.

Operational Risks

Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Amalco depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Amalco may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Amalco's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Amalco will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Amalco may determine that

current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Amalco.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Failure to Realize the Benefits of the Arrangement

Terraquest and Masters may not realize the anticipated benefits of the Amalgamation. Terraquest and Masters have entered into the Amalgamation Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as Masters' ability to realize the anticipated growth opportunities and synergies from combining the businesses of Terraquest and Masters.

Competition

The petroleum industry is competitive in all its phases. Amalco will compete with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Amalco's competitors will include oil and gas companies that have substantially greater financial resources, staff and facilities than those of Amalco. Amalco's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulation

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Part VII - Other Matters, Industry Conditions". Amalco's operations may require licenses from various governmental authorities. There can be no assurance that Amalco will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Kyoto Protocol

In December 2002 the Government of Canada ratified and signed the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 levels during the period between 2008 and 2012. Implementation of the Kyoto Protocol is expected to affect the operation of all industries in Canada, including the oil and gas industry. Such effects may include increased operating and capital expenditures and reduction in the production of crude oil and natural gas. As details of the implementation of the Protocol have yet to be announced, the effect on Amalco cannot be determined at this time.

Environmental Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Amalco to incur costs to remedy such discharge. Although Terraquest and Masters believe that they are in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Amalco's financial condition, results of operations or prospects. See "Part VII - Other Matters, Industry Conditions, Environmental Regulation".

Markets

The marketability and price of oil and natural gas that may be acquired or discovered by Amalco will be affected by numerous factors beyond its control. Amalco's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Amalco may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Price Fluctuation

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Amalco's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Amalco's reserves. Amalco might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Amalco's net production revenue causing a reduction in its oil and gas acquisition, development and exploration activities.

Capital Requirements

Terraquest and Masters anticipate that Amalco will be making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Amalco's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Amalco. Moreover, future activities may require Amalco to alter its capitalization significantly. The inability of Terraquest to access sufficient capital for its operations could have a material adverse effect on Amalco's financial condition, results of operations or prospects.

Amalco's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Amalco may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Amalco to forfeit its interest in certain properties, miss certain acquisition opportunities and

reduce or terminate its operations. If Amalco's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Amalco's ability to expend the necessary capital to replace its reserves or to maintain its production. If Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Amalco.

From time to time Amalco may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Amalco's debt levels above industry standards. Depending on future exploration and development plans, Amalco may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Amalco's articles nor its by-laws will limit the amount of indebtedness that Amalco may incur. The level of the Amalco's indebtedness from time to time could impair Amalco's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Full Cost Accounting

Amalco will use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from Amalco's proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Forward Sales and Currency Exposure

From time to time Amalco may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Amalco will not benefit from such increases. Similarly, from time to time Amalco may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Amalco will not benefit from the fluctuating exchange rate.

Insurance

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Amalco will not be fully insured against all of these risks, nor are all such risks insurable. Although Amalco will maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Amalco could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Equipment Availability

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such

limited equipment or access restrictions may affect the availability of such equipment to Amalco and may delay exploration and development activities. To the extent Amalco is not the operator of its oil and gas properties, Amalco will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Amalco's claim which could result in a reduction of the revenue received by Amalco.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Amalco. The reserve and cash flow information set forth in this Information Circular represent estimates only. McDaniel has independently evaluated the reserves and estimated future net cash flow from Terraquest's properties. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Amalco. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities Amalco intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

Conflicts

Certain directors of Amalco are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Personnel

Amalco's success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Amalco. Amalco will not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Amalco are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Amalco will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Amalco.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is

not expected that any of these controls or regulations will affect Amalco's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Terraquest and Masters are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant

factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12-month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Terraquest from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Terraquest to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that Terraquest will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Terraquest and Masters are committed to meeting their responsibilities to protect the environment wherever it operates and anticipate Amalco making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Terraquest and Masters believe that they are in material compliance with applicable environmental laws and regulations. Terraquest and Masters also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

EXPENSES OF THE AMALGAMATION

Terraquest's and Masters' costs to be incurred relating to the Amalgamation including, without limitation, accounting and legal fees, engineering fees, financial advisor fees, severance and net option termination costs, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Amalgamation are estimated to be approximately an aggregate of $1,500,000.

CONSENTS OF EXPERTS

Consent of GMP Securities Ltd.

TO: Board of Directors Terraquest Energy Corporation
Canadian securities regulatory authorities

We hereby consent to the inclusion of the text of our Fairness Opinion dated January 27, 2004 as Appendix C of the Joint Management Information Circular of Terraquest Energy Corporation and Masters Energy Inc. dated January 27, 2004 and to the reference in the Information Circular to our Fairness Opinion, and to our having provided advice in connection therewith.

Calgary, Alberta
January 27, 2004

(signed) GMP Securities Ltd.

Consent of Collins Barrow Calgary LLP

To: The Board of Directors of Terraquest Energy Corporation
The Board of Directors of Masters Energy Inc.
Canadian Securities Regulatory Authorities

We have read the Joint Management Information Circular of Terraquest Energy Corporation ("Terraquest") and Masters Energy Inc. ("Masters") dated January 27, 2004. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation in the above-mentioned document of our reports as follows:

i) our report to shareholders of Terraquest on the audited balance sheets of Terraquest as at December 31, 2002 and 2001 and the statements of loss, deficit and cash flows for the year ended December 31, 2002 and for the period from commencement of operations, November 22, 2001 to December 31, 2001. Our report is dated February 27, 2003 except for note 12 which is dated January 27, 2004.

ii) our report to the directors of Masters on the audited balance sheet of Masters as at November 30, 2003 and the statements of loss and deficit and cash flows for the period then ended. Our report is dated January 12, 2004 except for note 9(c) which is dated January 27, 2004.

iii) our report to the directors of Approach Energy Inc. ("Approach") on the balance sheets of Approach as at December 31, 2001 and 2000 and the statements of income, retained earnings and cash flows for the year ended December 31, 2001 and for the period from commencement of operations, April 10, 2000 to December 31, 2000. Our report is dated September 5, 2002.

iv) our report to the directors of Terraquest on the statement of revenue and operating expenses of the properties transferred to Terraquest by Richland Petroleum Corporation for the years ended December 31, 2001 and 2000. Our report is dated May 14, 2002.

v) our report to the directors of Terraquest and Masters on the pro forma consolidated balance sheet as at September 30, 2003 and the pro forma consolidated statements of operations for the year ended December 31, 2002 and the nine months ended September 30, 2003. Our report is dated January 27, 2004.

(signed) Collins Barrow Calgary LLP
Chartered Accountants

Calgary, Alberta
January 27, 2004

Consent of KPMG

The Board of Directors of Masters Energy Inc.

We have read the joint management information circular of Terraquest Energy Corporation and Masters Energy Inc. dated January 27, 2004 relating to the proposed amalgamation of the two companies. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned joint management information circular of our report to the directors of Masters Energy Inc. on the schedule of revenues and operating expenses of the Acquired Assets for each of the years in the three-year period ended December 31, 2002. Our report is dated January 16, 2004.

(signed) KPMG LLP
Chartered Accountants

Calgary, Alberta
January 27, 2004

Consent of Burnet, Duckworth & Palmer LLP

To: The Board of Directors of Terraquest Energy Corporation
Canadian securities regulatory authorities

We hereby consent to the reference of our opinions contained under "Canadian Federal Income Tax Considerations" in the Joint Management Information Circular of Terraquest Energy Corporation and Masters Energy Inc. dated January 27, 2004.

Calgary, Alberta
January 27, 2004 (signed) Burnet, Duckworth & Palmer LLP

Consent of Borden Ladner Gervais LLP

To: The Board of Directors of Masters Energy Inc.
Canadian securities regulatory authorities

We hereby consent to the reference of our opinions contained under "Canadian Federal Income Tax Considerations" in the Joint Management Information Circular of Terraquest Energy Corporation and Masters Energy Inc. dated January 27, 2004.

Calgary, Alberta
January 27, 2004 (signed) Borden Ladner Gervais LLP

LEGAL MATTERS

Certain legal matters in connection with the Amalgamation will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Terraquest Energy Corporation and by Borden Ladner Gervais LLP on behalf of Masters Energy Inc.

OTHER MATTERS

Management of Terraquest and Masters know of no amendment or variation to any matter referred to in the Notices of Meetings to which this Information Circular is attached and are not aware of any matter to come before the

Meetings other than the matters referred to in the Notices of Meeting. However, if any matter properly comes before a Meeting, the proxies furnished to Terraquest or Masters management nominees will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF DIRECTORS

The contents of this Information Circular and the forwarding thereof to securityholders have been approved by the boards of directors of Terraquest and Masters.

CERTIFICATE OF TERRAQUEST

The contents of this Information Circular have been approved by the Board of Directors of Terraquest.

Masters has provided the information contained in this Information Circular concerning Masters and its business, including its financial information and financial statements. Terraquest assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Masters of facts or events which may affect the accuracy of such information.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Calgary, Alberta

January 27, 2004

(signed) Kerry D. Lyons
Chief Executive Officer

(signed) R. James Brown
Chief Financial Officer

CERTIFICATE OF MASTERS

The contents of this Information Circular have been approved by the Board of Directors of Masters.

Terraquest has provided the information contained in this Information Circular concerning Terraquest and its business, including its financial information and financial statements. Masters assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Terraquest of facts or events which may affect the accuracy of such information.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Calgary, Alberta

January 27, 2004

(signed) Geoff C. Merritt
Chief Executive Officer

(signed) Peter Goodman
Chief Financial Officer

61

APPENDIX A
PRE-ACQUISITION AGREEMENT

PRE-ACQUISITION AGREEMENT

THIS PRE-ACQUISITION AGREEMENT is made as of the 30th day of December, 2003;

BETWEEN:

TERRAQUEST ENERGY CORPORATION, a body corporate incorporated under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta (hereinafter called "**Terraquest**")

\- and -

MASTERS ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta and having an office in the City of Calgary, Alberta (hereinafter called "**Masters**")

WHEREAS:

1. The boards of directors of each of Terraquest and Masters have determined that it would be in the best interests of their securityholders to proceed with a business combination transaction pursuant to which Terraquest would make an offer to the shareholders, special warrant holders and other securityholders of Masters (by way of takeover bid) to purchase all of the issued and outstanding common shares ("**Common Shares**") of Masters, special warrants ("**Special Warrants**") of Masters exercisable for Common Shares, stock options ("**Stock Options**") of Masters exercisable for Common Shares and performance warrants ("**Performance Warrants**") of Masters exercisable for Common Shares. The Common Shares, Special Warrants, Stock Options and Performance Warrants are referred to herein as the "**Securities**"; and

2. Terraquest is willing to make an offer to purchase all of the Securities and Masters is willing to support the offer, subject in each case to the terms and conditions of this Agreement.

NOW THEREFORE IN CONSIDERATION of the mutual covenants hereinafter set out and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereby agree as follows:

ARTICLE 1
THE OFFER

1.1 General

(a) Subject to the terms and conditions set forth in this Agreement (including those set out in Schedule A hereto), Terraquest agrees to mail to the holders of Securities an offer and accompanying takeover bid circular (collectively, the "**Circular**") to purchase all of the Securities for consideration consisting of (i) common shares of Terraquest ("**Terraquest Shares**") on the basis of 6 Terraquest Shares (prior to the consolidation hereinafter referred to) per Common Share or Special Warrant, and (ii) stock options ("**Terraquest Replacement Options**") to purchase Terraquest Shares and performance warrants ("**Terraquest Replacement Warrants"**) to purchase Terraquest Shares on the basis of 6 Terraquest Replacement Options or Terraquest Replacement Warrants for each Stock Option or Performance Warrant, as the case may be, at an exercise price of one-sixth of the current exercise price for the Stock Options or Performance Warrants, as the case may be (in each case prior to the consolidation hereinafter referred to). (The foregoing offer, as amended from time to time as permitted under this Agreement, is hereinafter referred to as the "**Offer**".) The Circular will be mailed to the securityholders of Masters as soon as reasonably practicable and in any event not later than January 30, 2004. The Circular will be prepared in the English language and in accordance with all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws, in each of the relevant jurisdictions of Canada (collectively, the "**Securities Laws**").

(b) The Offer will expire at 4:00 p.m. (Calgary time) on such date as Terraquest and Masters may agree, but in any event not later than March 10, 2004 (the "**Initial Expiry Time**"), provided that the Offer may be extended, by the mutual agreement of the parties hereto, if any of the conditions thereto set forth in Schedule A hereto is not satisfied or waived on the Expiry Date of the Offer or if Terraquest has taken up all Securities validly tendered (and not properly withdrawn) pursuant to the Offer at the time of extension. ("**Expiry Time**" means the Initial Expiry Time unless the Offer has been extended, in which case it means the expiry time of the Offer, as extended from time to time; and "**Expiry Date**" means the date on which the Expiry Time occurs.) Subject to the satisfaction or waiver of the conditions set forth in Schedule A hereto, Terraquest will, within three business days from the Expiry Date, take up and pay for all Securities validly tendered (and not properly withdrawn) pursuant to the Offer and will not withdraw the Offer prior to the Expiry Time unless this Agreement is terminated pursuant to Section 6.1. Terraquest will use reasonable commercial efforts to complete the Offer, subject only to the satisfaction of the terms and conditions set forth in this Agreement (including those set out in Schedule A hereto). The parties agree that, if the conditions set out in Schedule A are not satisfied at the Initial Expiry Time but there is a reasonable probability that they could be satisfied if the Offer was extended, they will extend the Offer at least

once for at least 10 days or such longer period as would reasonably be required to enable such conditions to be satisfied.

(c) Terraquest shall not amend, extend, vary or waive any term or condition of the Offer without the prior written consent of Masters.

(d) Terraquest will instruct the depository under the Offer to advise Masters and Masters's counsel from time to time and not less frequently than every ten days until the day immediately prior to the Expiry Date, and thereafter as frequently as reports are provided to Terraquest by the depository under the Offer, of the number of Securities that have been tendered (and not withdrawn) under the Offer.

(e) Terraquest will take all appropriate steps to convene and hold a meeting of holders of Terraquest Shares (the "**Terraquest Meeting**") and use its reasonable commercial efforts to obtain, prior to the time it first takes up Securities under the Offer, the requisite approvals of the Toronto Stock Exchange (the "TSX") and the holders of Terraquest Shares to the consolidation of the Terraquest Shares on a one for 12 basis, the change of the name of Terraquest to "**Masters Energy Ltd.**" or such other name as Masters may specify, acting reasonably, the implementation of a new stock option plan and performance warrant plan, the issue of Terraquest Shares under the Offer (including any compulsory acquisition or Second Stage Transaction (as hereinafter defined)), all subject to the rules of the TSX. Terraquest shall provide Masters with a draft of the information circular and other documents to be sent to holders of Terraquest Shares in connection with the Terraquest Meeting and a reasonable opportunity to review and provide comments thereon. The Terraquest Meeting shall be held on such date as Terraquest and Masters may agree but in any event not later than the business day immediately preceding the date of the Initial Expiry Time.

1.2 Conditions Precedent to Making the Offer

(a) Notwithstanding any other provision of this Agreement, it is a condition precedent to the obligations of Terraquest hereunder to make the Offer that:

(i) Masters shall have complied with all of its obligations pursuant to this Agreement to the reasonable satisfaction of Terraquest;

(ii) securityholders of Masters holding not less than 50% of the outstanding Securities including each of the directors, officers and employees of Masters shall have entered into pre-tender agreements with Terraquest by January 12, 2004, in a form mutually acceptable to each such party and Terraquest, acting reasonably pursuant to which such parties will have agreed, among other things, to tender their Securities to the Offer, subject to certain rights to withdraw such Securities from the Offer.

(iii) the representations and warranties of Masters hereunder shall be true and correct at the time of execution of this Agreement and shall continue to be

true and correct at all times until the Offer is made and the making of such Offer shall not cause any of such representations and warranties to be or become untrue;

(iv) this Agreement shall not have been terminated pursuant to section 6.1;

(v) no change (or any condition, event or development involving a prospective change) shall have occurred in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise (collectively, the **"business"**) of Masters, which, in the sole judgment of Terraquest, acting reasonably, constitutes a Material Adverse Change (as hereinafter defined) to the business of Masters or to the value of the Securities to Terraquest; and

(vi) no circumstance, fact, change, event or occurrence caused by a person other than Terraquest shall have occurred that would render it impossible or impracticable for one or more of the conditions set out in Schedule A to be satisfied.

(b) Notwithstanding any other provision of this Agreement, it is a condition precedent to the entitlement of Terraquest hereunder to make the Offer that:

(i) Terraquest shall have complied with all of its obligations pursuant to this Agreement to the reasonable satisfaction of Masters;

(ii) each of the directors, officers and employees of Terraquest and James Richardson & Sons, Limited shall have entered into agreements with Masters by January 12, 2004, in a form mutually acceptable to each such party and Masters, acting reasonably, pursuant to which such parties will have agreed, among other things, to vote their Terraquest Shares in favour of the matters to be voted on at the Terraquest Meeting, subject to certain rights to not so vote their Terraquest Shares;

(iii) the representations and warranties of Terraquest hereunder shall be true and correct at the time of execution of this Agreement and shall continue to be true and correct at all times until the Offer is made and the making of such Offer shall not cause any of such representations and warranties to be or become untrue;

(iv) this Agreement shall not have been terminated pursuant to section 6.1;

(v) no change (or any condition, event or development involving a prospective change) shall have occurred in the business of Terraquest, which, in the sole judgment of Masters, acting reasonably, constitutes a Material Adverse Change (as hereinafter defined) to the business of Terraquest or to the value of the Offer to the holders of Securities; and

(vi) no circumstances, fact, change, event or occurrence caused by a person other than Masters shall have occurred that would render it impossible or impracticable for condition (a) set out in Schedule A or one or more of the conditions set out in section 6.1(k) to be satisfied.

(c) In the event any one of the conditions specified in clauses 1.2(a)(i) through (vi) above is not satisfied or waived by Terraquest on or before January 30, 2004 or such other date as Terraquest and Masters may agree, without prejudice to any other right Terraquest or Masters may have under this Agreement, Terraquest shall be relieved of its obligations hereunder to make the Offer or Terraquest may elect to delay making the Offer. In the event any of the conditions specified in clauses 1.2(b)(i) through (vi) above is not satisfied or waived by Masters on or before January 30, 2004 or such other date as Terraquest and Masters may agree, without prejudice to any other right Terraquest or Masters may have under this Agreement, Terraquest shall not be entitled to and shall not make the Offer.

1.3 Approval of the Offer

(a) Masters hereby consents to the Offer.

(b) Masters hereby represents and warrants to Terraquest that its board of directors has determined that:

(i) the Offer is in the best interests of Masters and the holders of the Securities; and

(ii) subject to its rights not to make or to withdraw its recommendation if (A) Terraquest is in default of any material provision of this Agreement, or if (B) any of Terraquest's representations or warranties contained herein is untrue or incorrect in any material respect, or if (C) a Superior Proposal (as hereinafter defined), is made, the board of directors of Masters will recommend acceptance of the Offer by holders of Securities and that it will prepare, mail and file a directors' circular (the "**Directors' Circular**") in accordance with Securities Laws containing such recommendation.

(c) Terraquest represents and warrants to Masters that its board of directors has approved the making of the Offer and determined that the Offer is in the best interests of Terraquest and the holders of its securities and, subject to its rights not to make or to withdraw its recommendation if (A) Masters is in default of any material provision of this Agreement, or if (B) any of Masters' representations or warranties contained herein is untrue or incorrect in any material respect, or if (C) a Superior Proposal (as hereinafter defined), is made, that the board of directors of Terraquest will recommend to holders of Terraquest Shares that they vote their Terraquest Shares in favour of the matters to be voted on at the Terraquest Meeting.

1.4 Masters' Cooperation

(a) Masters hereby covenants to cooperate with Terraquest and to take all reasonable action to support the Offer and ensure that the Offer is accepted by holders of Securities.

(b) On request by Terraquest, Masters will promptly cause to be delivered to Terraquest, a list (in paper and electronic form, if available) made up to a date not more than two business days before the date hereof, setting out the matters set forth in subsections 23(5) and 23(8) of the *Business Corporations Act* (Alberta) (the "**ABCA**"), together with supplemental lists (as contemplated in subsection 23(7) of the ABCA) as and when reasonably requested by Terraquest, until the expiry of the Offer. Masters will from time to time furnish Terraquest with such additional information, including updated or additional lists of Masters shareholders, mailing labels and lists of securities positions, and other assistance as Terraquest may reasonably request in order to be able to communicate the Offer to the holders of Securities and to such other persons as are entitled to receive the Offer under Securities Laws.

1.5 Documentation

Terraquest will provide Masters with a draft copy of the Circular (and any amendments thereto), prior to the mailing thereof and will provide Terraquest with a reasonable opportunity to review and provide comments thereon. Masters will provide Terraquest with a draft copy of the Director's Circular (and any amendments thereto), prior to the mailing thereof and will provide Terraquest with a reasonable opportunity to review and provide comments thereon. It is understood that the Circular and the Directors' Circular will not contain any information or statements inconsistent with matters that are specifically addressed or provided for in this Agreement. Terraquest and Masters agree to advise and consult with the other with respect to all changes proposed to be made to the draft Circular or draft Directors' Circular referred to above prior to the mailing. The Circular and the Directors' Circular will be mailed together.

1.6 Press Release and Public Disclosure

Terraquest agrees to issue a press release and file a material change report respecting this Agreement and the Offer as soon as practicable, such press release and material change report to be in such form as Terraquest and Masters may agree, acting reasonably. Except as required by Securities Laws, neither party to this Agreement shall make any public or private announcement or communications in respect of the proposed transaction (including, without limitation, the existence of this Agreement or that any investigation, discussions or negotiations are taking place concerning the evaluation of either of the parties hereto or the proposed transactions) unless the prior approval of the announcement is obtained from both parties hereto.

1.7 Subsequent Transaction

If Terraquest takes up and pays for Securities pursuant to the Offer, Terraquest and Masters agree to use all reasonable efforts to complete (i) a compulsory acquisition under the provisions of Part 16 of the ABCA; (ii) an arrangement; (iii) an amalgamation; or (iv) another transaction, carried out for a consideration of equal value to that provided under the Offer, involving Terraquest and/or an affiliate of Terraquest and Masters and/or the holders of Securities for the purposes of Masters becoming, directly or indirectly, a wholly-owned subsidiary of Terraquest or effecting an amalgamation or merger of Masters' business and assets with or into Terraquest or an affiliate of Terraquest (any of the foregoing being a "**Second Stage Transaction**").

ARTICLE 2
COVENANTS

2.1 Covenants of Masters

Masters covenants and agrees that, prior to the Expiry Time or the termination of this Agreement pursuant to its terms, unless Terraquest otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement or as required by law it will:

(a) take all action within its control necessary to give effect to the transactions contemplated by this Agreement;

(b) allow Terraquest, including the independent committee of directors of Terraquest, and their respective representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Masters, wherever situate, and provide all such information concerning Masters as Terraquest may reasonably request;

(c) conduct its operations in the ordinary and normal course of business and consistent with past practice and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to the properties and assets of Masters and Masters shall use all commercially reasonable efforts to maintain and preserve its business organization, assets and advantageous business and government relationships;

(d) not enter into any material transaction without the prior written consent of Terraquest, not to be unreasonably withheld;

(e) ensure that the material properties and assets of Masters are and remain free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than those previously disclosed in writing to Terraquest and other than those burdens and encumbrances which do not and will not have a Material Adverse Effect on the ownership or operation of such assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, Masters will not do

any act or suffer or permit any act to be done whereby any person acquires or may acquire an interest in or to such material properties or assets, nor will Masters do any act, omit to do any act or permit any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(f) use its reasonable commercial efforts to cause each of the conditions precedent set forth in Schedule A hereto which is within its control to be satisfied on or before the Expiry Time;

(g) not declare or pay any dividends or make any distribution of its properties or assets to any of its shareholders or holders of Special Warrants or to others or retire, redeem or otherwise acquire any of the Securities or other securities;

(h) except as contemplated herein, not amend any existing employment, consulting, option or performance warrant agreement nor enter into any employment, consulting or severance agreement or other similar arrangement with any director or senior officer of Masters or any other person, without the prior written consent of Terraquest, not to be unreasonably withheld;

(i) not split, combine or reclassify any of the Common Shares or other Securities or make any amendments to the Special Warrants;

(j) not adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, or reorganization of Masters;

(k) in all material respects, conduct itself so as to keep Terraquest fully informed as to the business and affairs of Masters;

(l) permit Terraquest reasonable opportunity to review any income tax returns of Masters prior to filing the same with tax authorities;

(m) not acquire (by merger, amalgamation, consolidation or acquisition of securities or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer without the prior written consent of Terraquest;

(n) not incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business;

(o) not waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice;

(p) not sell, pledge, transfer or dispose of or acquire or enter into any agreements for the sale, pledge, transfer or disposition or acquisition of any properties or assets other than in the ordinary course of business, consistent with past practice;

(q) not act or enter into any transaction or negotiation which might interfere with or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(r) except pursuant to the exercise of Special Warrants, Stock Options or Performance Warrants, not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Masters or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire securities of Masters;

(s) not grant any additional Stock Options or Performance Warrants and not make any termination payments in respect of any Stock Options or Performance Warrants without the prior consent of Terraquest;

(t) within two business days of receipt of any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that an reassessment is being considered, request for filing of a waiver or extension of time of any notice in writing relating to taxes, interest, penalties or losses (collectively a "**Tax Assessment**"), deliver to Terraquest a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Masters, or any appropriate subsidiary thereof, on the assumption that such Tax Assessment is valid and binding;

(u) as soon as reasonably practical, notify Terraquest of any actual, imminent or incipient Material Adverse Change, in its business or affairs;

(v) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement (which includes the exploration for and production of oil and natural gas);

(w) as soon as reasonably practical notify Terraquest of any actual, imminent or incipient Material Adverse Change, in its business or affairs; for the purposes of this Agreement **"Material Adverse Change"** or **"Material Adverse Effect"** means, when used in connection with a corporation, any change or effect (or any condition, event or development involving a prospective change) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects, or privileges, whether contractual or otherwise, of the corporation, which is materially adverse to the business of the corporation, considered as a whole other than a change or effect (i) which has been publicly disclosed or otherwise disclosed in writing by the corporation to the other corporation prior to the date hereof, (ii) resulting from conditions affecting the oil and gas exploration and production industry as a whole, (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including,

without limitation the prices of oil and gas) in Canada, the United States or elsewhere or (iv) resulting from any adverse drilling results for any wells being currently drilled or drilled prior to the Expiry Time;

(x) not disclose to any person, other than officers, directors and key employees and professional advisors of Masters any confidential information relating to Terraquest except as contemplated by the existing confidentiality agreement (the "**Confidentiality Agreement**") between Terraquest and Masters;

(y) except as specifically provided for hereunder, not alter or amend its articles of incorporation or by-laws as the same exist at the date of this Agreement; and

(z) make available to Terraquest, and consents to the use of, all financial statements and other information of Masters which maybe required to be disclosed in the Circular or in other Terraquest documents, including the information circular of Terraquest for the Terraquest Meeting, and amendments thereto, as required under applicable law or the requirements of the TSX. Such financial statements shall be prepared in accordance with generally accepted accounting principles. If required by applicable law or the requirements of the TSX, such financial statements shall be audited or reviewed by Masters' auditors. Masters shall use its reasonable commercial efforts to have its auditors, to the extent required under applicable law or the requirements of the TSX, provide their consent to the use of their report and the use of their name in connection with any disclosure by Terraquest of such financial statements.

2.2 Covenants of Terraquest

Terraquest covenants and agrees that prior to the Expiry Time or the termination of this Agreement pursuant to its terms, unless Masters otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement, or as required by law, it will:

(a) take all action within its control necessary to give effect to the transactions contemplated by this Agreement including, without limitation, preparing and mailing the information circular and other documents for the Terraquest Meeting in a timely manner and using its reasonable commercial efforts to obtain the approvals of holders of Terraquest Shares contemplated by section 1.1(e) hereof;

(b) allow Masters and its representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Terraquest, wherever situate, and provide all such information concerning Terraquest as Masters may reasonably request;

(c) conduct its operations in the ordinary and normal course of business and consistent with past practice and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to the properties and assets of Terraquest and Terraquest shall use all commercially

reasonable efforts to maintain and preserve its business organization, assets and advantageous business and government relationships;

(d) not enter into any material transaction without the prior written consent of Masters, not to be unreasonably withheld;

(e) ensure that the material properties and assets of Terraquest are and remain free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than permitted encumbrances) and other than permitted encumbrances, Terraquest will not do any act or suffer or permit any act to be done whereby any person acquires or may acquire an interest in or to such material properties or assets, nor will Terraquest do any act, omit to do any act or permit any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(f) apply to the TSX for approval of the issuance of the Terraquest Shares, the Terraquest Replacement Options and the Terraquest Replacement Warrants issuable pursuant to the Offer and the listing of such Terraquest Shares on the TSX and the approval of the "back-door" listing of Masters;

(g) use its reasonable commercial efforts to cause each of the conditions precedent set forth herein which is within its control to be satisfied on or before the Expiry Time;

(h) except as contemplated herein, not, amend any existing employment, consulting or option agreement nor enter into any employment, consulting or severance agreement or other similar arrangement with any director or senior officer of Terraquest or any other person, without the prior written consent of Masters, not to be unreasonably withheld;

(i) not declare or pay any dividends or make any distribution of its properties or assets to any of its shareholders or to others or retire, redeem or otherwise acquire any Terraquest Shares or other securities;

(j) not to otherwise split, combine (except as contemplated herein) or reclassify any of the Terraquest Shares or other securities;

(k) not adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, or reorganization of Terraquest;

(l) in all material respects, conduct itself so as to keep Masters fully informed as to the business and affairs of Terraquest;

(m) permit Masters reasonable opportunity to review any income tax returns of Terraquest prior to filing the same with tax authorities;

(n) not acquire (by merger, amalgamation, consolidation or acquisition of securities or assets) any corporation, partnership or other business organization or division

thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer;

(o) not incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business;

(p) not waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice;

(q) not sell, pledge, transfer or dispose of or acquire or enter into any agreements for the sale, pledge, transfer or disposition or acquisition of any properties or assets other than in the ordinary course of business, consistent with past practice;

(r) not act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(s) except pursuant to the exercise of Terraquest Options (as hereinafter defined), not issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Terraquest or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire securities of Terraquest;

(t) not grant any additional stock options and not make any termination payments in respect of any Terraquest Options without the prior consent of Masters;

(u) within two business days of receipt of any Tax Assessment, deliver to Masters a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Terraquest, or any appropriate subsidiary thereof, on the assumption that such Tax Assessment is valid and binding;

(v) as soon as reasonably practical, notify Masters of any actual, imminent or incipient Material Adverse Change, in its business or affairs;

(w) not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement;

(x) not disclose to any person, other than officers, directors and key employees and professional advisors of Terraquest any confidential information relating to Masters except as contemplated by the Confidentiality Agreement;

(y) except as specifically provided for hereunder, not alter or amend its articles of incorporation or by-laws as the same exist at the date of this Agreement;

(z) not adopt, amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable law or the existing provisions of any such plans, programs, arrangements or agreements;

(aa) not take or omit to take any action which results in a reduction of the tax pools of Terraquest, except to comply with Terraquest's "flow through share" renunciation obligations or other actions permitted hereunder;

(bb) incur any expenditures in excess of $25,000 for any single item or $250,000 in the aggregate without the consent of Masters, other than expenditures incurred in the ordinary course of business consistent with past practice;

(cc) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities (each of the foregoing being a "**Forward Transaction**"); and

(dd) not adopt a shareholder rights plan prior to the Expiry Time.

2.3 No Solicitation

(a) Without the written consent of the other party, neither party shall, directly or indirectly, through any officer, director, employee, representative or agent of such party or otherwise, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether or not in writing, regarding any merger, amalgamation, arrangement, take-over bid, sale of substantial assets, sale of treasury shares (other than pursuant to the exercise of presently outstanding options to acquire Terraquest Shares ("**Terraquest Options**") or the Special Warrants, Stock Options or Performance Warrants) or any similar transactions involving such party (any of the foregoing inquiries or proposals being referred to herein as an "**Acquisition Proposal**"), or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any corporation, person or other entity or group.

(b) Each party shall, and shall direct and use reasonable efforts to cause its directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties, other than each other, with respect to any actual, future or potential Acquisition Proposal. Each party shall promptly send a letter to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with such party pertaining to the sale of such party or a substantial portion of its assets, requesting

the immediate return or destruction of all materials provided to such parties. Each party shall immediately advise the other orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer. Each party agrees not to release any third party from any confidentiality or standstill obligation set forth in any agreement to which such party and such third party are parties except for the standstill obligation in connection with a Superior Proposal, as defined in section 2.3(f) hereof, by such third party.

(c) Each party shall promptly notify the other of any Acquisition Proposal or any request following the date hereof for non-public information relating to such party in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal so as to enable the other party to be fully apprised of the status of any such Acquisition Proposal. For greater certainty, the party shall be required to provide a summary of the terms of such proposal, the identity of the person making such proposal, inquiry or contact and a copy of any written materials relating to any Acquisition Proposal including any draft or proposed agreement providing for any Acquisition Proposal.

(d) If either party receives a request for any non-public information from a person who proposes to such party a bona fide written Acquisition Proposal and the board of directors of such party determines that such proposal is a Superior Proposal pursuant to section 2.3(f), then, and only in such case, such party may, subject to the execution of a confidentiality agreement on terms and conditions substantially similar to those of the Confidentiality Agreement provide such person with access to information regarding such party. Each party shall provide a copy of the information provided to such person (that has not been previously provided to the other party) and any such confidentiality agreement to the other party forthwith following its execution.

(e) Each party shall ensure that the officers, directors and employees of such party and any investment banker or other advisors or representatives retained by such party are aware of the provisions of this section 2.3, and such party shall be responsible for any breach of this section 2.3 by such investment bankers, advisors or representatives.

(f) Nothing contained in this section 2.3 or any other provision of this Agreement shall prevent the board of directors of either party from considering, negotiating, approving and recommending to the securityholders of such party (and, in the case of Masters, not making or withdrawing its recommendation that holders of Securities accept the Offer) an unsolicited bona fide written Acquisition Proposal for which adequate financial arrangements have been made which the board of directors of such party determines in good faith constitutes a commercially feasible transaction which would be carried out within a timeframe that is

reasonable in the circumstances and which would, if consummated in accordance with its terms, result in a superior transaction, from a financial point of view, to such party and its shareholders than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**"). Any good faith determination under this section 2.3 shall only be made after consultation with its financial advisors and receipt by the board of directors of such party of advice of outside counsel to the effect that the failure to entertain and negotiate such Acquisition Proposal or to furnish information concerning such party in connection therewith might, in the particular circumstances, result in a finding that the directors had breached their fiduciary duties under applicable law.

(g) Provided that there is no breach or non-performance by the other party of a material provision of this Agreement, if at any time after the execution of this Agreement:

(i) an actual or proposed Acquisition Proposal involving a party is publicly announced or otherwise communicated to a party or its shareholders which Acquisition Proposal (or another Acquisition Proposal with or involving the party making such Acquisition Proposal) is ultimately completed and one or more of the conditions of the Offer are not satisfied such that Terraquest does not take up Securities under the Offer on or prior to March 31, 2004; or

(ii) the board of directors of Masters has withdrawn or, in any manner materially adverse to Terraquest, amended, modified or changed any of its recommendations referred to in section 1.3(b)(ii), or shall have resolved to do so or shall have recommended that Master's securityholders deposit their Securities under, vote in favour of, or otherwise accept, an Acquisition Proposal; or

(iii) the board of directors of Terraquest has withdrawn or, in any manner materially adverse to Masters, amended, modified or changed any of its recommendations referred to in section 1.3(c) or shall have resolved to do so or shall have recommended that holders of Terraquest Shares deposit their Terraquest Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal; or

(iv) a party shall have entered into any agreement with any person providing for or in furtherance of an Acquisition Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into a compliance with Section 2.3, other than an Acquisition Proposal entered in to by Masters which was consented to by Terraquest; or

such party shall pay to the other party forthwith a compensation fee of $750,000.

(h) neither party will enter into any agreement (other than a confidentiality agreement) regarding a Superior Proposal (the "**Proposed Agreement**") without providing the other party with an opportunity of not less than 72 hours to amend this Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement. In particular, each party covenants to provide the other party with all material terms and conditions of any Proposed Agreement at least 72 hours prior to its proposed execution. The board of directors of the party receiving the Superior Proposal will review any offer by the other party to amend the terms of this Agreement in good faith in order to determine, in its discretion and exercising its fiduciary duties, whether such amendment, would result in the Acquisition Proposal not being a Superior Proposal. If such board so determines, it will enter into an amended agreement with the other party reflecting the amendments. In the event a party agrees to amend this Agreement as provided above within such 72 hour period, the other party covenants to not enter into the Proposed Agreement. In the event of non-cash consideration, financial equivalency will be determined by the board of directors of the party receiving the Superior Proposal, acting reasonably, after due consideration of the opinions of Masters' and Terraquest's financial advisors (provided the other party's financial advisors provide such opinion within the 72 hour period).

2.4 Request for Consents

The parties acknowledge that the restrictions on actions by the parties, including those set out in sections 2.1, 2.2 and 2.3 hereof, could adversely impact each party's business of exploration for and production of oil and gas. Accordingly, each party agrees that if it receives a request from the other party for consent to any matter that requires such party's consent hereunder, (i) it will respond to such request in a timely manner, and (ii) will, in the case of Terraquest, provide the consent requested (including, without limitation, consent to solicit, initiate or encourage an Acquisition Proposal that would not result in the non-completion of the Offer) unless it reasonably concludes that carrying out the matter for which consent was requested might reasonably be expected to result in a Material Adverse Change to Masters or to materially and adversely affect the chances for success of the Offer.

2.5 Structure of Transaction

Masters will cooperate with Terraquest in structuring the acquisition by Terraquest of Masters in a tax efficient manner, provided that no such cooperation will be required where such structuring will have an adverse effect on Masters or the holders of the Securities or cause any breach of or default under this Agreement by Masters.

2.6 Clearance Certificates

Terraquest and Masters will make all reasonable efforts to assist holders of Securities who are not residents of Canada to obtain clearance certificates from the Canada Customs and Revenue Agency ("**CCRA**") so that the consideration under the Offer may be paid to

such holders without withholding of tax but, in cases where such clearance certificates are not obtained by or on behalf of a holder of Securities within the time prescribed by the *Income Tax Act* (Canada), Terraquest will be entitled to and shall withhold and submit to the CCRA 25% of the consideration paid under the Offer to such holders, in accordance with the provisions of the *Income Tax Act* (Canada) (and where a certificate is obtained the amount withheld and submitted, if any, will be determined with reference to the limit in the clearance certificate.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MASTERS

3.1 Representations and Warranties

Masters hereby represents and warrants (and, as applicable, covenants) to Terraquest as set forth in Schedule B to this Agreement and acknowledges that Terraquest is relying upon those representations and warranties in connection with the execution and delivery of this Agreement and the making of the Offer.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF TERRAQUEST

4.1 Representations and Warranties

Terraquest hereby represents and warrants (and, as applicable, covenants) to Masters as provided in Schedule C to this Agreement and acknowledges that Masters is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

ARTICLE 5
ADDITIONAL COVENANTS

5.1 Terraquest Options

Terraquest shall use its reasonable commercial efforts to cause all Terraquest Options that have not been exercised prior to the time Terraquest first takes up Securities under the Offer to be surrendered and cancelled promptly thereafter without cost to Terraquest or at a nominal cost to Terraquest in an amount agreed to by Masters.

5.2 Resignations

Terraquest shall use its reasonable commercial efforts to cause all its directors (other than Kerry D. Lyons) and officers to resign from such positions in favour of nominees of Masters immediately after the time Terraquest first takes up Securities under the Offer. Masters and Terraquest agree to nominate Kerry D. Lyons as a director of Terraquest at Terraquest's next shareholders meeting at which directors are nominated.

5.3 Employees

Provided Terraquest takes up and pays for Securities under the Offer, Masters will cause Terraquest to pay severance or termination pay to those employees of Terraquest whose employment is terminated or who are otherwise entitled to such payments on a "change of control" of Terraquest in the amounts to which they are entitled, promptly after such termination or entitlement arising to a maximum of $830,000 in the case of the eight employees of Terraquest who are party to "change of control" agreements with Terraquest. With respect to the three Terraquest employees without "change of control" agreements Masters agrees that it will cause Terraquest, promptly after Masters' nominees have become directors and officers of Terraquest, to terminate their employment and to offer them each three month's pay as full compensation in respect of such termination and, to the extent Masters deems it necessary or appropriate, re-hire them on a contract basis. Masters will otherwise cause Terraquest to pay and comply with those existing termination, severance and other employment plans or policies which Terraquest has disclosed to Masters in writing prior to the execution hereof.

5.4 Directors and Officers Insurance

Provided Terraquest takes up and pays for Securities under the Offer, Masters shall or shall cause Terraquest to maintain in force for the benefit of Terraquest's current and former directors and officers, directors and officers insurance on a "trailing" or "run off" bases covering claims made within six years of the Expiry Date in amounts at least equal to Terraquest's current policy.

5.5 Third Party Beneficiaries

The provisions of sections 5.3 and 5.4 are (i) intended for the benefit of the employees of Terraquest and all directors and officers of Terraquest, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Terraquest shall hold the rights and benefits of sections 5.3 and 5.4 in trust for and on behalf of the Third Party Beneficiaries and Terraquest hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.6 Consultation

Subject to applicable Securities Laws, Terraquest and Masters agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Offer and in making any filings with any federal, provincial, governmental or regulatory agency or with any stock exchange with respect thereto. Each party will use its reasonable commercial efforts to enable the other party to review and consent to all such press releases prior to release thereof.

5.7 Interim Operations

The parties agree that until the earlier of the termination of this Agreement and Terraquest taking up and paying for the Securities deposited under the Offer, they will keep each other fully informed of all expenditures and prior to undertaking any drilling or other operations will advise the other party and seek such party's consent. The parties agree that each will make a senior officer available to meet with the other party's senior officers when reasonably requested and each will review with and disclose to the other such information concerning its business affairs as may be requested.

5.8 Alternative Structure

Masters and Terraquest acknowledge and agree that, based upon tax, corporate, securities and other considerations, Masters and Terraquest may determine that it is more advantageous or appropriate to carry out the proposed acquisition contemplated by this agreement by way of plan of arrangement, amalgamation or other procedure. In the event that Masters and Terraquest determine to carry out the proposed acquisition pursuant to such alternative procedure, the terms and conditions hereof shall apply, *mutatis mutandis*, to the alternate arrangement with such changes and modifications thereto as are necessary or desirable to implement such alternate procedure and give effect to the intentions of the parties as expressed herein.

5.9 Financial Advisor

Terraquest shall use reasonable commercial efforts to obtain by January 12, 2004 written confirmation, in form satisfactory to Masters, acting reasonably, from Griffiths McBurney & Partners as to the calculation of the total amount (including fees, expenses and taxes) payable to it as Terraquest's financial advisor.

5.10 Further Assurances

Subject to the terms and conditions herein, Terraquest and Masters agree to use their respective commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate the transactions contemplated by this Agreement and the Offer. Masters and Terraquest will use their respective commercially reasonable efforts to: (i) obtain all necessary waivers, consents and approvals from other parties to material loan agreements, leases and other contracts or agreements (including, in particular but without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Terraquest's operations); (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations with respect to this Agreement or the Offer including, without limitation, under the rules of the TSX; (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby or by the Offer; and (iv) fulfill all conditions and satisfy all provisions of this Agreement and the Offer.

ARTICLE 6
TERMINATION

6.1 Termination

This Agreement may be terminated at any time after the execution hereof or such later time as is specified below and prior to the time Terraquest first takes up Securities under the Offer:

(a) by mutual written consent of Terraquest and Masters;

(b) by Masters or Terraquest if the Circular is not mailed on or prior to January 30, 2004 or such later date as Masters and Terraquest shall have agreed to unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations under this Agreement required to be performed by it;

(c) by either Terraquest or Masters if Terraquest shall not have taken up and paid for Securities under the Offer within three business days from the Expiry Time (as it may be extended) of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations under this Agreement required to be performed by it;

(d) by either Terraquest or Masters if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this section 6.1 shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(e) by Masters if Terraquest shall not have taken up and paid for any Securities pursuant to the Offer on or before March 31, 2004 or such later date as Masters may have agreed to;

(f) by Terraquest if the conditions to the Offer have not been satisfied by the Expiry Time;

(g) by either Masters or Terraquest if the other party is in default of any material covenant, agreement or obligation under this Agreement or if any representation or warranty of the other party contained in this Agreement is untrue or incorrect in any material respect;

(h) by Terraquest if any of the conditions set forth in section 1.2(a) hereof is not satisfied prior to the making of the Offer and by Masters if any of the conditions set forth in section 1.2(b) is not satisfied prior to the making of the Offer;

(i) by either Terraquest or Masters if the issuance of Terraquest Shares, Terraquest Replacement Options and Terraquest Replacement Warrants under the Offer is not approved by the shareholders of Terraquest at the Terraquest Meeting;

(j) by Masters if the consolidation of Terraquest Shares contemplated hereby is not approved by the shareholders of Terraquest at the Terraquest Meeting; or

(k) by Masters immediately prior to the Expiry Time if any of the conditions (the "**Conditions**") to the Offer set out in Schedule A hereto, as referred to and as amended as set out below is not satisfied at such time:

(i) Condition (a);

(ii) Condition (b), amended to replace "**Terraquest**" therein with "**Masters**";

(iii) Condition (c) amended to replace "**Terraquest**" the first time it is used therein with "**Masters**";

(iv) Condition (d);

(v) Condition (e), amended to replace "**Terraquest**" therein with "**Masters**";

(vi) Condition (f), amended to replace "**Masters**" with "**Terraquest**" except when used to name the parties to the Pre-Acquisition Agreement; or

(vii) Condition (g).

In the event of the termination of this Agreement as provided in this section 6.1, no Securities shall be purchased under the Offer, this Agreement shall forthwith become void and, subject to section 2.3 and the following sentence, there shall be no liability on the part of Terraquest or Masters hereunder. Nothing contained in this section 6.1 will, however, relieve any party from liability for any breach of any provisions of this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1 Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof, including the time for performance or satisfaction of any condition, may be waived, but only by written instrument executed by Terraquest and Masters; provided, however, that either Terraquest or Masters may in its discretion waive a condition herein which is solely for its benefit without the consent of the other. No waiver of any nature, in any one or more instances, will be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

7.2 Entire Agreement

This Agreement and the documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto. For greater certainty, nothing herein shall supersede the Confidentiality Agreement or the agreement of purchase and sale dated December 20, 2003 made between Masters and Terraquest.

7.3 Headings

The descriptive headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement.

7.4 Incorporation of Schedules

Schedules A to C attached hereto will, for all purposes hereof, form an integral part of this Agreement.

7.5 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

7.6 Currency

All dollar amounts referred to herein are expressed in Canadian dollars.

7.7 Notices

All notices or other communications which are required or permitted hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential facsimile addressed as follows:

To Terraquest
700, 550 - 11th Avenue SW
Calgary, AB T2R 1M7
Attention: Kerry D. Lyons
Facsimile: (403) 298-1202

To Masters: 520, 736 - 6th Avenue SW
Calgary, AB T2P 3T7
Attention: Geoff C. Merritt
Facsimile: (403) 269-4349

7.8 Counterparts

This Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument and all such counterparts together shall constitute one Agreement.

7.9 Expenses

Each party will pay its own expenses. Terraquest and Masters represent and warrant to each other that, except for the hiring of Griffiths McBurney & Partners by Terraquest, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer, provided that Terraquest shall be permitted but not obligated to engage, at its own expense and with the prior written approval of Masters, soliciting dealers to assist Terraquest with the solicitation of acceptances of the Offer from holders of Securities and the approval of matters submitted to the Terraquest Meeting by holders of Terraquest Shares. Terraquest has provided to Masters a correct and complete copy of all agreements between Terraquest and its financial advisors as are in existence at the date hereof. Terraquest covenants not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Masters.

7.10 Assignment

This Agreement shall not be assignable by either party without the prior written consent of the other party.

7.11 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the parties will negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

7.12 Choice of Law

This Agreement will be governed by, construed and interpreted in accordance with the laws of the Province of Alberta.

7.13 Remedies

The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to remedy or prevent non-compliance or breaches with the terms of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction; provided that such remedies shall be in addition to, and not in substitution for, any other remedy to which the parties may be entitled at law or in equity.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized as of the date first written above.

TERRAQUEST ENERGY CORPORATION

Per: *"Kerry D. Lyons"*

Per: *"R. James Brown"*

MASTERS ENERGY INC.

Per: *"Geoff C. Merritt"*

Per: ______________________

SCHEDULE A

CONDITIONS TO THE OFFER

The capitalized terms used in this Schedule A, if not defined herein, have the meanings set forth in the attached Pre-Acquisition Agreement (the "**Agreement**") dated December 30, 2003 between Terraquest and Masters of which this schedule is a part.

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement, Terraquest reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Securities deposited under the Offer unless all of the following conditions are satisfied or, subject to section 1.1(c) of the Agreement, waived by Terraquest:

(a) at the Expiry Time, and at the time Terraquest first takes up and pays for any Securities under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Common Shares (calculated on a non-diluted basis), 66⅔% of the outstanding Special Warrants, 66⅔% of the outstanding Stock Options and 66⅔% of the outstanding Performance Warrants, other than any Securities held at the date of the Offer by or on behalf of Terraquest, or its affiliates or associates (as each of such terms is defined in the *Business Corporations Act* (Alberta)) (the "**Minimum Condition**");

(b) all government and regulatory approvals, orders, rulings, exemptions and consents and those of any stock exchanges or other securities or regulatory authorities which, in the sole judgment of Terraquest, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Terraquest in its sole judgment, acting reasonably;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgment of Terraquest, acting reasonably has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Terraquest of the Securities, the right of Terraquest to own or exercise full rights of ownership of the Securities or the completion of any compulsory acquisition or Second Stage Transaction;

(d) there shall not exist any prohibition at law against Terraquest making the Offer or taking up and paying for all of the Securities under the Offer or completing any compulsory acquisition or Second Stage Transaction;

(e) there does not exist and Masters shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action that would constitute, a Material Adverse Change in respect of Masters;

(f) Masters shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement dated December 30, 2003 between Terraquest and Masters (the "**Agreement**") and all representations and warranties of Masters contained therein shall be true and correct in all material respects at the Expiry Time and at the time of taking up and paying for Securities under the Offer; and

(g) the Agreement shall not have been terminated pursuant to its terms.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF MASTERS

The capitalized terms used in this Schedule B, if not defined herein, have the meanings set forth in the attached Pre-Acquisition Agreement dated December 30, 2003 (the "Agreement") between Terraquest and Masters of which this schedule is a part.

(a) Masters is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder and is qualified to carry on business under the laws of each jurisdiction in which it carries on business;

(b) the authorized capital of Masters consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which as at the date hereof a total of one Common Share is issued and outstanding as fully paid and non-assessable and owned by Geoff C. Merritt. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Masters of any shares of Masters (including the Common Shares), or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Masters, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Masters other than (i) 17,752,000 Special Warrants (of which 1,750,000 are flow-through Special Warrants), which were issued for $1.00 per Special Warrant and each of which is exercisable without additional consideration for one Common Share, (ii) 1,150,000 Stock Options exercisable for Common Shares at an exercise price of $1.00 per share and vesting over three years, and (iii) 2,000,000 Performance Warrants exercisable for Common Shares at exercise prices ranging from $1.00 to $2.25 and having a term of five years;

(c) this Agreement has been duly executed and delivered by Masters and constitutes a legal, valid and binding obligation of Masters enforceable against Masters in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, compliance with the terms of this Agreement and the completion of the transactions contemplated hereby, do not and will not create a state of facts which, after notice or lapse of the time or both, will:

    (i) breach or violate any term or provision of the articles or by-laws of Masters;

(ii) conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit, authority or other document to which Masters is a party or by which it is bound and which is material to Masters or to which any material property of Masters is subject, or result in the creation of any encumbrance upon any of the assets of Masters under any such agreement, instrument, license, permit, authority or other document or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit, authority or other document; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgement or decree applicable and known to Masters, the breach of which would have a Material Adverse Effect on Masters;

(e) there are no agreements, covenants, undertakings, consents or other commitments of Masters or, to the knowledge of Masters, any partnership or joint venture in which Masters is a partner or any instruments binding on Masters or, to the knowledge of Masters, any of their respective properties:

(i) which would preclude Masters from entering into the transactions contemplated in this Agreement;

(ii) under which the transactions contemplated in this Agreement would have the effect of imposing restrictions or obligations on Masters greater than those imposed upon such corporation or any such partnership or joint venture at the date hereof;

(iii) under which the transactions contemplated in this Agreement provide a right to a third party to terminate any material contract to which Masters or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iv) which would impose restrictions on the ability of Masters:

A. to carry on any business which it might choose to carry on within any geographical area;

B. to acquire property or dispose of property and assets as an entirety;

C. to pay any dividends and make other distributions to its shareholders;

D. to borrow money and to mortgage and pledge its property as security therefor; or

E. to change its corporate status;

(f) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Masters, contemplated or threatened against or affecting Masters in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Masters after due inquiry, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a Material Adverse Effect on Masters;

(g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Masters, and, the board of directors of Masters has determined unanimously that: (i) the Offer and this Agreement are in the best interests of Masters and the holders of Securities; and (ii) except as otherwise permitted by this Agreement, it will recommend acceptance of the Offer by the holders of the Securities;

(h) the Directors' Circular shall contain all information which is required to be included therein in accordance with applicable securities laws and any other applicable laws and such information respecting Masters and information provided by Masters for inclusion in the Circular, as of the date the information is given, shall be true and complete in all material respects and shall not contain any misrepresentations as defined in applicable securities legislation at the date thereof or at the Expiry Time;

(i) the minute books of Masters are true and correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(j) the books of account and other records of Masters whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices and, as applicable, generally accepted accounting principles;

(k) since its incorporation, Masters has not declared or paid any dividend or made any distribution of its properties or assets to its shareholders and has not made any changes in its constating documents (other than articles of amendment to change its name) or by-laws and has not disposed of or acquired any material amount of assets except as disclosed in writing to Terraquest prior to the execution hereof;

(l) Masters is not in default in any material respect with respect to any applicable law, regulation, rule or policy applicable to it, any material permit held by it, any order, writ, injunction or decree of any court or governmental department, commission, bureau, board, agency or instrumentality, domestic or foreign, or any arbitration panel applicable to it;

(m) Masters is not liable for any finders', brokerage or agency fees in connection with the transactions contemplated by this Agreement;

(n) Masters has no subsidiaries or partnership interests;

(o) there are no employment benefit plans (other than vacation entitlements, health and group insurance plans and customary government plans) to which Masters is a party or by which it is bound;

(p) to the knowledge of Masters, the data and information in respect of Masters and its assets, liabilities, business, operations and capital provided by Masters to Terraquest was accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the dates thereof;

(q) Masters is not a "**reporting issuer**" or the equivalent in any jurisdiction and none of its securities are listed on any stock exchange;

(r) the financial statements of Masters to be included in the Circular have been or will be prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except as stated therein) and present or will present fairly its financial position as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

(s) Masters has not yet completed its first financial year and has not yet been required to file returns in respect of taxes under the *Income Tax Act* (Canada), the *Alberta Corporate Tax Act*, the income tax legislation of any province of Canada or any foreign country or subdivision thereof having jurisdiction over its affairs or to pay taxes pursuant to such legislation; Masters has withheld from each payment made to any of its officers, directors and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefore and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(t) there has been no Material Adverse Change in the business or condition, financial or otherwise of Masters from the date of its incorporation;

(u) the material properties and assets of Masters are free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than those previously disclosed in writing to Terraquest and other than those burdens and encumbrances which do not and will not have a Material Adverse Effect on Masters and other than permitted encumbrances, Masters has not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to such material properties or assets, nor has Masters done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(v) Masters has heretofore provided to Terraquest true and complete copies of all agreements material to the conduct of Masters' business. There are no other material agreements which contain any "change of control" provisions which would be triggered or affected by the Offer;

(w) except as has been previously disclosed in writing to Terraquest, Masters is not a party to and will not enter into any employment agreement or to any written or oral policy, agreement, obligation or understanding which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by law, or which creates rights in respect of loss or termination of office or employment in the event the Offer is successful;

(x) to the best of the knowledge of Masters, all operations of Masters have been and are now in material compliance with all environmental, health or safety laws, except where the failure to be in compliance would not individually or in the aggregate have a material adverse effect on Masters. Masters is not aware of, or subject to:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any environmental, health or safety laws applicable to Masters, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of hazardous substances;

which individually or in the aggregate would have a material adverse effect on Masters;

(y) Masters has previously disclosed in writing to Terraquest its policies of insurance in force as of the date hereof. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby;

(z) Masters has disclosed in writing to Terraquest details of all of its pension and employee benefit arrangements and Masters has complied, in all material respects, with all the terms of and all applicable laws in respect thereof. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, arbitrations or other proceedings which are pending or threatened in respect of any of the pension or other employee compensation and benefit program of Masters or their assets which individually or in the aggregate would have a Material Adverse Effect on Masters.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF TERRAQUEST

The capitalized terms used in this Schedule C, if not defined herein, have the meanings set forth in the attached Pre-Acquisition Agreement dated March 10, 2003 (the "Agreement") between Terraquest and Masters of which this schedule is a part.

(a) Terraquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder and is qualified to carry on business under the laws of each jurisdiction in which it carries on business;

(b) the authorized capital of Terraquest consists of an unlimited number of Terraquest Shares and an unlimited number of First Preferred Shares and Second Preferred Shares, each issuable in series, of which 65,576,378 Terraquest Shares are issued and outstanding as fully paid and non-assessable. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Terraquest of any shares of Terraquest (including the Terraquest Shares), or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Terraquest, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Terraquest other than 2,897,000 Terraquest Options;

(c) this Agreement has been duly executed and delivered by Terraquest and constitutes a legal, valid and binding obligation of Terraquest enforceable against Terraquest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(d) other than the requirement for TSX and shareholder approvals contemplated hereby, the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, compliance with the terms of this Agreement and the completion of the transactions contemplated hereby, do not and will not create a state of facts which, after notice or lapse of the time or both, will:

  (i) breach or violate any term or provision of the articles or by-laws of Terraquest;

  (ii) other than pursuant to the terms of Terraquest's credit facility with National Bank of Canada (the "**Terraquest Credit Facility**") conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit, authority or other document to which

Terraquest is a party or by which it is bound and which is material to Terraquest or to which any material property of Terraquest is subject, or result in the creation of any encumbrance upon any of the assets of Terraquest under any such agreement, instrument, license, permit, authority or other document or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit, authority or other document; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgement or decree applicable and known to Terraquest, the breach of which would have a Material Adverse Effect on Terraquest;

(e) except for the Terraquest Credit Facility and the requirement for TSX and shareholder consent contemplated hereby, there are no agreements, covenants, undertakings, consents or other commitments of Terraquest or, to the knowledge of Terraquest, any partnership or joint venture in which Terraquest is a partner or any instruments binding on Terraquest or, to the knowledge of Terraquest, any of their respective properties (except as disclosed in writing to Masters prior to the execution hereof):

(i) which would preclude Terraquest from entering into the transactions contemplated in this Agreement;

(ii) under which the transactions contemplated in this Agreement would have the effect of imposing restrictions or obligations on Terraquest greater than those imposed upon Terraquest or any such partnership or joint venture at the date hereof;

(iii) under which the transactions contemplated in this Agreement provide a right to a third party to terminate any material contract to which Terraquest or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iv) which would impose restrictions on the ability of Terraquest:

A. to carry on any business which it might choose to carry on within any geographical area;

B. to acquire property or dispose of property and assets as an entirety;

C. to pay any dividends and make other distributions to its shareholders;

D. to borrow money and to mortgage and pledge its property as security therefor; or

E. to change its corporate status;

(f) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Terraquest, contemplated or threatened against or affecting Terraquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Terraquest after due inquiry, are there any facts which may reasonably be expected to be a proper basis for any, actions, suits, proceedings or investigations, which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a Material Adverse Effect on Terraquest;

(g) the board of directors of Terraquest has determined unanimously that the consideration to be paid under the Offer is fair, from a financial point of view, to Terraquest and that entering into this Agreement is in the best interests of Terraquest and holders of Terraquest Shares;

(h) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Terraquest;

(i) the Circular shall contain all information which is required to be included therein in accordance with applicable securities laws and any other applicable laws and such information respecting Terraquest, as of the date the information is given, shall be true and complete in all material respects and shall not contain any misrepresentations as defined in applicable securities legislation at the date of the Circular or at the Expiry Time;

(j) the minute books of Terraquest are true and correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof other than the minutes of meetings of the directors and the special committee thereof subsequent to August 31, 2003 which have not yet been prepared and at which the only material matters discussed were items that have been publicly disclosed or disclosed in writing to Masters, the acquisition of the properties from NAL Resources, the transactions contemplated by this Agreement and other sale or merger transactions with other parties;

(k) the books of account and other records of Terraquest whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices and, as applicable, generally accepted accounting principles;

(l) since January 1, 2003, Terraquest has not declared or paid any dividend or made any distribution of its properties or assets to its shareholders, has not made any changes in its constating documents or by-laws and has not disposed of any of its assets or incurred any indebtedness (except as publicly disclosed, disclosed in

writing to Masters prior to the execution hereof or incurred in the ordinary course of business);

(m) Terraquest's unaudited financial statements for the nine-month period ended September 30, 2003 and audited financial statements for the years ended December 31, 2002 and 2001 and the financial statements of Terraquest to be included in the Circular have been or will be prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except as stated therein) and present or will present fairly its financial position as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

(n) Terraquest is reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Quebec and to the best of its knowledge, is not in default in any material respect of any requirement of securities and corporate laws, regulations, orders, notices and policies; the Terraquest Shares are listed and posted for trading on TSX;

(o) Terraquest has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the *Alberta Corporate Tax Act*, the income tax legislation of any other province of Canada and any foreign country or subdivision thereof having jurisdiction over its affairs, for all periods to and including 2002, and all taxes shown thereon and all taxes now owing have been paid and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority; Terraquest has withheld from each payment made to any of its officers, directors and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(p) Terraquest is not in default in any material respect with respect to any applicable law, regulation, rule or policy applicable to it, any material permit held by it, any order, writ, injunction or decree of any court or governmental department, commission, bureau, board, agency or instrumentality, domestic or foreign, or any arbitration panel applicable to it;

(q) except as publicly disclosed or disclosed in writing to Masters prior to the execution hereof, there has been no Material Adverse Change in the business or condition, financial or otherwise of Terraquest from the financial position as set forth in Terraquest's audited financial statements for the year ended December 31, 2002;

(r) the material properties and assets of Terraquest are free and clear of all mortgages, pledges, liens, charges, burdens and encumbrances (other than those publicly disclosed or previously disclosed in writing to Masters and other than those burdens and encumbrances which do not and will not have a Material Adverse Effect on Terraquest ("permitted encumbrances")) and other than permitted encumbrances, Terraquest has not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to such material properties or assets, nor has Terraquest done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(s) Terraquest will not be responsible for any finder's, brokerage or agency fees in connection with the transactions contemplated by this Agreement, except for the fees payable to Griffiths McBurney & Partners for the preparation of a fairness opinion and services rendered to the independent committee of the board of directors of Terraquest in negotiating the terms and conditions of the Offer;

(t) Terraquest has no subsidiaries;

(u) Terraquest has heretofore provided to Masters true and complete copies of all agreements material to the conduct of Terraquest's businesses. There are no other material agreements which contain any "change of control" provisions which would be triggered or affected by the Offer;

(v) the documents or information (the "**Public Documents**") which are available on SEDAR as of the date hereof are the only material documents filed by Terraquest with securities regulatory authorities. All of the Public Documents are, as of their respective dates, in compliance in all material respects with all applicable laws and, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Terraquest will deliver to Masters as soon as they become available true and complete copies of any reports or statements required to be filed by it with any regulatory authorities subsequent to the date hereof. As of their respective dates, such reports and statements will comply in all material respects with all applicable requirements of law.

(w) except as has been previously disclosed in writing to Masters, Terraquest is not a party to and will not enter into any employment agreement or to any written or oral policy, agreement, obligation or understanding which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by law, or which creates rights in respect of loss or termination of office or employment in the event the Offer is successful. The maximum amount payable to all employees having written "**change of control**" contracts and directors of Terraquest on completion of the Offer is $830,000;

(x) to the best of the knowledge of Terraquest, all operations of Terraquest have been and are now in material compliance with all environmental, health or safety laws, except where the failure to be in compliance would not individually or in the aggregate have a material adverse effect on Terraquest. Terraquest is not aware of, or subject to:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any environmental, health or safety laws applicable to Terraquest, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of hazardous substances;

which individually or in the aggregate would have a material adverse effect on Terraquest;

(y) Terraquest has previously disclosed in writing to Masters all of its policies of insurance in force as of the date hereof. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby;

(z) Terraquest has disclosed in writing to Masters details of all of its pension and employee benefit arrangements and Terraquest has complied, in all material respects, with all the terms of and all applicable laws in respect thereof. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, arbitrations or other proceedings which are pending or threatened in respect of any of the pension or other employee compensation and benefit program of Terraquest or their assets which individually or in the aggregate would have a Material Adverse Effect on Terraquest;

(aa) the working capital deficit and corporate debt of Terraquest at December 30, 2003 does not exceed an aggregate of $6,500,000;

(bb) to the knowledge of Terraquest, the data and information in respect of Terraquest and its assets, liabilities, business, operations and capital provided by Terraquest to Masters was accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the dates thereof;

(cc) with respect to the oil and gas properties currently owned by Terraquest, since the effective date of Terraquest's independent engineering report prepared by McDaniel & Associates Consultants Ltd. (the "**Engineer**") and effective December 31, 2002 and updated effective September 1, 2003 (the "**Reserve Report**") as provided by Terraquest to Masters, there has been no material

adverse change to the oil and gas properties evaluated in the Reserve Report, except as may have occurred through normal production or otherwise as a result of transactions (including dispositions) in the ordinary course of business and as otherwise publicly disclosed or previously disclosed in writing to Masters (and provided that no representation or warranty is made with respect to the impact that NI 51-101 would have on the Reserve Report). All information provided by Terraquest to the Engineer to assist the Engineer in the preparation of the Reserve Report was, to the knowledge of Terraquest, as of the time and delivery to the Engineer, and as of the effective date of the Reserve Report, accurate or the best estimate of such information. Terraquest provided to the Engineer all information and documents requested by the Engineer and Terraquest did not knowingly withhold and is not otherwise aware of any information, except information otherwise publicly disclosed or previously disclosed in writing to Masters (and provided that no representation or warranty is made with respect to the impact that NI 51-101 would have on the Reserve Report) which, if provided to the Engineer, would have a material impact on the Reserve Report. To its knowledge, Terraquest has not done any act or thing whereby any of the petroleum and natural gas rights for which the Engineer has ascribed value in the Reserve Report may be cancelled or terminated and such petroleum and natural gas rights are free and clear of all encumbrances and royalty burdens, other than those taken into account by the Engineer in the aforesaid Reserve Report, created by, through or under Terraquest and, except as disclosed in the aforesaid Reserve Report, none of the petroleum and natural gas rights are subject to reduction by reference to payout of any well or otherwise except for those created in the ordinary course of business and which are not individually or in the aggregate material to Terraquest;

(dd) except as previously publicly disclosed or disclosed in writing to Masters, to Terraquest's knowledge, there are no production sales contracts, gas balancing agreements or arrangements under which Terraquest, or any person acting on its behalf, is obligated to sell or deliver petroleum substances allocable to the petroleum and natural gas rights of Terraquest to any person, other than contracts which have a term of less than thirty-two (32) days;

(ee) except as previously publicly disclosed or disclosed in writing to Masters, to Terraquest's knowledge, its wells are not subject to a production penalty whereby the production proceeds allocable to Terraquest's interest are payable to a person until an amount calculated in respect of certain cost and expenses paid by such person are recovered by such person;

(ff) to Terraquest's knowledge, where Terraquest was the operator at the relevant time, its oil and gas wells have, in all material respects, been drilled and, if completed, completed and, if abandoned, abandoned in compliance in all material respects with all statutes, rules and regulations existing at the relevant time;

(gg) the authorizations for expenditures approved by Terraquest with respect to the assets owned by Terraquest whereby Terraquest's share of such authorization for

expenditure becomes payable after the date hereof have been previously disclosed to Masters in writing;

(hh) except as previously disclosed to Masters, to Terraquest's knowledge, Terraquest has properly and fully paid and performed all royalty obligations of any kind and nature and there are no overdue royalty obligations;

(ii) except as previously publicly disclosed or disclosed in writing to Masters, Terraquest has not entered into nor is it bound by any Forward Transaction except as disclosed in Terraquest's audited financial statements as at December 31, 2002;

(jj) Terraquest has not adopted a shareholder rights plan;

(kk) as at October 31, 2003, except for approximately $3 million of tax pools which are "successored", Terraquest's tax pools were unrestricted and were not less than $20 million; and

(ll) except for approximately $1.9 million of expenditures which remain to be incurred and renounced, Terraquest has fulfilled its obligations to incur and renounce exploration and development expenses in the full amount of the subscription funds received for securities issued on a flow through basis.

APPENDIX B
AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AGREEMENT dated as of the 27th day of January, 2004.

BETWEEN:

> **TERRAQUEST ENERGY CORPORATION**, a body corporate incorporated under the laws of Alberta (hereinafter referred to as "Terraquest")
>
> \- and -
>
> **MASTERS ENERGY INC.**, a body corporate incorporated under the laws of Alberta (hereinafter referred to as "Masters")

WHEREAS:

1. Terraquest and Masters wish to amalgamate and continue as one corporation to be known as "Masters Energy Inc." in accordance with the terms and conditions hereof;

2. Terraquest and Masters are parties to the Pre-Acquisition Agreement which contemplates such amalgamation; and

3. The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed amalgamation;

NOW THEREFORE in consideration of the covenants and agreements contained in this agreement, the parties hereto agree as follows:

1. **Definitions.** In this Agreement (including the recitals hereto) and each Schedule hereto:

   (a) "**Act**" means the *Business Corporations Act* (Alberta) as from time to time amended or re-enacted;

   (b) "**Agreement**" means this amalgamation agreement;

   (c) "**Amalco**" means the continuing corporation constituted upon the amalgamation of the Amalgamating Parties pursuant to the Amalgamation;

   (d) "**Amalco Common Shares**" means the common shares in the capital of Amalco;

   (e) "**Amalco Options**" means stock options to acquire Amalco Common Shares;

   (f) "**Amalco Preferred Shares**" means the Preferred Shares in the capital of Amalco;

(g) "**Amalco Warrants**" means performance warrants exercisable for Amalco Common Shares;

(h) "**Amalgamating Parties**" means Terraquest and Masters;

(i) "**Amalgamation**" means an amalgamation of Terraquest and Masters under the provisions of the Act on the terms and conditions set forth in this Agreement;

(j) "**Articles of Amalgamation**" means the articles of amalgamation set forth in Schedule A hereto, together with such changes or amendments thereto as are permitted hereby or otherwise agreed to by the Amalgamating Parties;

(k) "**Business Day**" means a day other than a Saturday, Sunday or a civic or statutory holiday in the City of Calgary, Alberta;

(l) "**Certificate**" means the certificate of amalgamation issued by the Registrar in respect of the Amalgamation;

(m) "**Circular**" means the joint management information circular of Terraquest and Masters dated on or about January 27, 2004 to be sent to the securityholders of Terraquest and Masters in connection with the Meetings;

(n) "**Deemed Exercise**" means the deemed exercise of previously unexercised Masters Special Warrants on the day prior to the Effective Date pursuant to a proposed amendment to the special warrant indenture governing the Masters Special Warrants to be considered at the special meeting of Masters Securityholders;

(o) "**Depositary**" means Valiant Trust Company;

(p) "**Dissenting Shareholder**" means a holder of Terraquest Shares or Masters Shares who validly exercises the right of dissent available to such holder under Section 191 of the Act in respect of the special resolution to be considered by the Terraquest Shareholders or Masters Securityholders, as the case may be, at the applicable Meeting to approve the Amalgamation;

(q) "**Dissenting Terraquest Shares**" means the number of Terraquest Shares of a Dissenting Shareholder in respect of which such shareholder has validly exercised its dissent rights in respect of the Amalgamation;

(r) "**Effective Date**" means the effective date of the Amalgamation as set forth in the Certificate;

(s) "**Masters Options**" means outstanding stock options to acquire Masters Shares;

(t) "**Masters Securities**" means Masters Shares and Masters Special Warrants;

(u) "**Masters Securityholders**" means the registered holders of Masters Shares and Masters Special Warrants;

(v) "**Masters Shareholders**" means the registered holders of Masters Shares immediately prior to the filing of the Articles of Amalgamation pursuant to Section 19(c) and 20(c) hereof and includes the persons who become holders of Masters Shares on the deemed exercise of Masters Special Warrants;

(w) "**Masters Special Warrants**" means special warrants of Masters each of which is exercisable, without additional consideration, for one Masters Share and each of which, if not previously exercised, will be deemed exercised on the day immediately prior to the Effective Date;

(x) "**Masters Shares**" means the common shares in the capital of Masters;

(y) "**Masters Warrants**" means performance warrants of Masters exercisable for Masters Shares;

(z) "**Material Adverse Change**" means, when used in connection with a corporation, any change or effect (or any condition, event or development involving a prospective change) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects, or privileges, whether contractual or otherwise, of the corporation, which is materially adverse to the business of the corporation, considered as a whole other than a change or effect (i) which has been publicly disclosed or otherwise disclosed in writing by the corporation to the other corporation prior to December 30, 2003, (ii) resulting from conditions affecting the oil and gas exploration and production industry as a whole, (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation the prices of oil and gas) in Canada, the United States or elsewhere or (iv) resulting from any adverse drilling results for any wells being currently drilled or drilled prior to the Effective Date;

(aa) "**Meetings**" means the special meetings of Terraquest Shareholders and Masters Securityholders, as the case may be, to be held to consider, amongst other things, the Amalgamation;

(bb) "**Pre-Acquisition Agreement**" means the pre-acquisition agreement dated December 30, 2003 between Terraquest and Masters;

(cc) "**Registrar**" means the Registrar of Corporations or a Deputy Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(dd) "**Terraquest Options**" means outstanding stock options to acquire Terraquest Shares;

(ee) "**Terraquest Shareholder**" means a registered holder of Terraquest Shares immediately prior to the filing of the Articles of Amalgamation pursuant to section 19(c) and 20(c) hereof; and

(ff) "**Terraquest Shares**" means the common shares in the capital of Terraquest.

2. **Amalgamation**. The Amalgamating Parties hereby agree to amalgamate and continue as one corporation under the provisions of the Act upon the terms and conditions hereinafter set out.

3. **Effect of Amalgamation.** On the Effective Date, subject to the Act:

   (a) the amalgamation of the Amalgamating Parties and their continuance as one corporation, Amalco, under the terms and conditions prescribed in this Agreement shall be effective;

   (b) the property of each of the Amalgamating Parties shall continue to be the property of Amalco;

   (c) Amalco shall continue to be liable for the obligations of each of the Amalgamating Parties;

   (d) any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Parties shall be unaffected;

   (e) any civil, criminal or administrative action or proceeding pending by or against any of the Amalgamating Parties may be continued to be prosecuted by or against Amalco;

   (f) any conviction against, or ruling, order or judgment in favour of or against, any of the Amalgamating Parties maybe enforced by or against Amalco; and

   (g) the articles of amalgamation of Amalco shall be deemed to be the articles of incorporation of Amalco and the Certificate shall be deemed to be the Certificate of Incorporation of Amalco.

4. **Name.** The name of Amalco shall be: Masters Energy Inc.

5. **Registered Office.** The registered office of Amalco shall be in the City of Calgary in the Province of Alberta.

6. **Authorized Capital.** The authorized capital of Amalco shall consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Preferred Shares and each such class shall have the rights, privileges, restrictions and conditions applicable thereto as set forth in the Articles of Amalgamation.

7. **Restrictions on Business.** There shall be no restrictions on the business which Amalco is authorized to carry on.

8. **Restrictions on Transfer.** There shall be no restrictions on the right to transfer any shares of Amalco.

9. **Other Provisions of Articles.** The other provisions contained in the articles of Amalco shall be as set forth in the Articles of Amalgamation.

10. **Articles of Amalgamation.** The Amalgamating Parties hereby agree that the articles of amalgamation of Amalco shall be the Articles of Amalgamation.

11. **By-Laws.** The by-laws of Masters shall be the by-laws of Amalco until repealed, amended or altered.

12. **Number of Directors.** The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be eleven (11).

13. **First Directors.** The first directors of Amalco, all of whom are resident Canadians, shall be the persons whose names and addresses are set out below, who shall hold office until the first annual meeting of shareholders of Amalco or until their successors are duly elected or appointed:

Name	**Address**
Frederic C. Coles	16 Ridge Pointe Drive Dewinton, AB T0L 0X0
Kerry Lyons	833 Suncastle Road Calgary, AB T2X 2L4
Geoffrey C. Merritt	28 Pinnacle Ridge Drive Calgary, AB T3Z 3N7
Douglas H. Mitchell, Q.C	1000, 400 - 3 Avenue SW Calgary, AB T2P 4H2
William Stedman	Box 37, Site 33, RR 12 Calgary, Alberta T3E 6W3

14. **Treatment of Issued Capital.** Subject to section 28 hereof, on the Effective Date:

(a) the issued and outstanding Terraquest Shares (other than Terraquest Shares held by a Dissenting Shareholder) shall be converted into and exchange for fully paid Amalco Common Shares on the basis of 1 Amalco Common Share for every 12 Terraquest Shares;

(b) the issued and outstanding Masters Shares (other than Masters Shares held by a Dissenting Shareholder) shall be converted into and exchanged for fully paid Amalco Common Shares on the basis of 1 Amalco Common Share for every 2 Masters Shares;

(c) each outstanding Terraquest Option shall be cancelled in accordance with the terms of agreements between the holders thereof and Masters and Terraquest;

(d) each outstanding Masters Option and Masters Warrant shall be converted into and exchanged for one-half of an Amalco Option or Amalco Warrant, as the case may be, each whole Amalco Option or Amalco Warrant having an exercise price equal to twice the current exercise price for such Masters Options and Masters Warrants;

(e) holders of Terraquest Shares or Masters Shares who exercise rights of dissent pursuant to and in the manner set forth in Section 191 of the Act in connection with the Amalgamation and who:

(i) are ultimately entitled to be paid fair value for their Terraquest Shares or Masters Shares, shall be deemed to have surrendered such shares to Terraquest or Masters, as the case may be, for cancellation immediately prior to the Effective Date; or

(ii) for any reason, are ultimately not entitled to be paid fair value for their Terraquest Shares or Masters Shares, shall be deemed to have participated in the Amalgamation on the same basis as any non-dissenting shareholder, as at and after the Effective Date, and are to receive Amalco Common Shares on the same basis determined in accordance with this Section 14;

but in no case is Amalco required to recognize such person as holders of Terraquest Shares or Masters Shares, as the case may be, after the Effective Date, and Terraquest or Masters will delete the names of such persons from its register of holders of securities on the Effective Date.

15. **Fractional Shares Upon Conversion.** No fractional Amalco Common Shares shall be issued pursuant to the Amalgamation. Where the application of the provisions of section 14 hereof would otherwise result in an Amalco shareholder receiving a fraction of an Amalco Common Share, such shareholder shall be entitled to receive the next highest whole number of Amalco Common Shares. In calculating such fractional interests, all shares beneficially held by each security holder shall be aggregated.

16. **Certificates.** On the Effective Date:

(a) the registered holders of Terraquest Shares (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Terraquest Shares) shall be deemed to be the registered holders of the Amalco Common Shares to which they are entitled hereunder, and upon surrender to the Depositary of the certificates representing the issued and outstanding Terraquest Shares held by the Terraquest Shareholders, such Terraquest Shareholders shall be entitled to receive certificates representing the Amalco Common Shares which they are entitled to receive in exchange for the Terraquest Shares as set forth in section 14 hereof;

(b) the registered holders of Masters Shares (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Masters Shares) shall be deemed to be the registered holders of the Amalco Common Shares to which they are entitled hereunder, and upon surrender to the Depositary of the certificates representing the issued and outstanding Masters Shares or Masters Special Warrants held by the Masters Shareholders, such Masters Shareholders shall be entitled to receive certificates representing the Amalco Common Shares which they are entitled to receive in exchange for the Masters Shares as set forth in section 14 hereof;

(c) prior to or upon approval of the Amalgamation by both the Terraquest Shareholders and the Masters Securityholders, the Depositary will forward or

cause to be forwarded a transmittal letter to each holder of Terraquest Shares and Masters Securities, and each holder of Terraquest Shares and Masters Shares of record on the Effective Date (other than Dissenting Shareholders), will be entitled to exchange, in accordance with the provisions of Section 14, such holder's certificates formerly representing Terraquest Shares or Masters Securities, for certificates representing Amalco Common Shares, upon surrendering and delivering the certificates formerly representing such holder's Terraquest Shares or Masters Securities, a duly completed letter of transmittal and such other documents as the Depositary may reasonably require to the Depositary or as the Depositary may otherwise direct all in accordance with the instructions contained in the transmittal letter;

(d) share certificates evidencing Terraquest Shares shall cease to represent any claim upon or interest in Terraquest or Amalco other than the right of the holder to receive pursuant to the terms hereof and the Amalgamation, Amalco Common Shares in accordance with section 14 hereof or, in the case of Dissenting Shareholders who validly exercise their rights of dissent, the fair value of the Terraquest Shares held by them;

(e) share certificates evidencing Masters Securities shall cease to represent any claim upon or interest in Masters or Amalco other than the right of the holder to receive pursuant to the terms hereof and the Amalgamation, Amalco Common Shares in accordance with section 14 hereof or, in the case of Dissenting Shareholders who validly exercise their rights of dissent, the fair value of the Masters Shares held by them;

(f) upon the delivery and surrender by a Terraquest Shareholder to the Depositary of certificates representing all of such Terraquest Shareholder's Terraquest Shares which have been exchanged for Amalco Common Shares in accordance with the provisions of Section 14 hereof, Amalco shall on the later of the second Business Day following (i) the Effective Date, and (ii) the date of receipt by the Depositary of the certificates representing the Terraquest Shareholder's Terraquest Shares issue to each such Terraquest Shareholder a certificate representing the number of Amalco Common Shares to which such holder is entitled; and

(g) upon the delivery and surrender by a Masters Shares to the Depositary of certificates representing all of such Masters Shareholder's Masters Shares (including certificates for Masters Special Warrants deemed converted into Masters Shares) which have been exchanged for Amalco Common Shares in accordance with the provisions of Section 14 hereof, Amalco shall on the later of the second Business Day following (i) the Effective Date, and (ii) the date of receipt by the Depositary of the certificates representing the Masters Shareholder's Masters Shares issue to each such Masters Shareholder a certificate representing the number of Amalco Common Shares to which such holder is entitled.

17. **Stated Capital.** The amount to be added to the stated capital account maintained in respect of the Amalco Common Shares in connection with the issue of Amalco Common Shares under Section 14(a) hereof on the Effective Date shall be the sum of the stated

capital of the issued and outstanding Terraquest Shares and of the stated capital of the issued and outstanding Masters Securities immediately prior to the Amalgamation.

18. **Stock Option Plan and Performance Warrant Plan.** The performance warrant plan of Masters currently in effect shall be the performance warrant plan of Amalco and the stock option plan approved at the Meetings shall be the stock option plan of Amalco.

19. **Covenants of Terraquest.** Terraquest covenants and agrees with Masters that it will:

(a) as soon as reasonably practicable and in any event on or before February 27, 2004, mail to the holders of Terraquest Shares the Circular and other documentation required in connection with the Meeting of holders of Terraquest Shares and use reasonable efforts to obtain the approval of the Terraquest Shareholders at the Meeting in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby;

(b) use its reasonable commercial efforts to cause each of the conditions precedent set forth in Sections 23 and 24 hereof to be complied with; and

(c) subject to the approval of the holders of Terraquest Shares being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, thereafter jointly with Masters, file with the Registrar the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

20. **Covenants of Masters.** Masters covenants and agrees with Terraquest that it will:

(a) as soon as reasonably practicable and in any event on or before February 27, 2004, mail to the holders of Masters Securities the Circular and other documentation required in connection with the Meeting of holders of Masters Securities and use reasonable efforts to obtain the approval of the Masters Securityholders at the Meeting in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby and the approval of the holders of Masters Special Warrants to an amendment to the special warrant indenture governing the Masters Special Warrants to provide for the Deemed Exercise;

(b) use its reasonable commercial efforts to cause each of the conditions precedent set forth in Sections 23 and 25 hereof to be complied with; and

(c) subject to the approval of the holders of Masters Securities being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, thereafter jointly with Terraquest, file with the Registrar the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

21. **Representations and Warranties of Masters.** Masters represents and warrants to and in favour of Terraquest, and acknowledges that Terraquest is relying upon such

representations and warranties, that (a) Masters is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Masters in accordance with its terms; and (b) the representations and warranties of Masters in favour of Terraquest in the Pre-Acquisition Agreement are true and correct as if set out herein seriatim.

22. **Representations and Warranties of Terraquest.** Terraquest represents and warrants to and in favour of Masters, and acknowledges that Masters is relying upon such representations and warranties, that (a) Terraquest is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Terraquest in accordance with its terms; and (b) the representation and warranties of Terraquest in favour of Masters in the Pre-Acquisition Agreement are true and correct as if set out herein seriatim.

23. **General Conditions Precedent.** The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the consent of each such parties without prejudice to their rights to rely on any other or others of such conditions:

    (a) the Amalgamation shall have been duly approved at each of the Meetings;

    (b) there shall not exist any prohibition at law against the completion of the Amalgamation; and

    (c) dissent rights shall not have been exercised at the Effective Date by the holders of more than 5% of the outstanding Terraquest Shares or 5% of the outstanding Masters Shares.

24. **Conditions to Obligations of Masters.** The obligations of Masters to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before March 31, 2004 of the following conditions for the benefit of Masters which supercede the conditions set forth in the Pre-Acquisition Agreement:

    (a) each of the Meetings shall have duly approved the adoption of a stock option plan for Amalco;

    (b) at the special meeting of holders of Masters Securities, the holders of Masters Special Warrants shall have approved an amendment to the special warrant indenture governing the Masters Special Warrants to provide for the Deemed Exercise;

    (c) all government and regulatory approvals, orders, rulings, exemptions and consents and those of any stock exchanges or other securities or regulatory authorities which, in the sole judgment of Masters, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Masters in its sole judgment, acting reasonably;

    (d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other

regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgment of Masters, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation or the right of Masters Securityholders to own Amalco Common Shares;

(e) there does not exist and Terraquest shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action that would constitute, a Material Adverse Change in respect of Terraquest; and

(f) Terraquest shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement or this agreement and all representations and warranties of Terraquest contained in this agreement shall be true and correct in all material respects at the Effective Date.

The conditions described above are for the exclusive benefit of Masters and may be asserted by Masters or may be waived by Masters in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Masters may have.

25. **Conditions to Obligations of Terraquest.** The obligations of Terraquest to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before March 31, 2004 of the following conditions for the benefit of Terraquest which supercede the conditions set forth in the Pre-Acquisition Agreement:

(a) at the special meeting of holders of Masters Securities, the holders of Masters Special Warrants shall have approved an amendment to the special warrant indenture governing the Masters Special Warrants to provide for the Deemed Exercise;

(b) all government and regulatory approvals, orders, rulings, exemptions and consents and those of any stock exchanges or other securities or regulatory authorities which, in the sole judgment of Terraquest, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to Terraquest in its sole judgment, acting reasonably;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgment of Terraquest, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation or the right of Terraquest Shareholders to own Amalco Shares;

(d) there does not exist and Masters shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action that would constitute, a Material Adverse Change in respect of Masters; and

(e) Masters shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement or this agreement and all representations and warranties of Masters contained in this agreement shall be true and correct in all material respects at the Effective Date.

The conditions described above are for the exclusive benefit of Terraquest and may be asserted by Terraquest or may be waived by Terraquest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Terraquest may have.

26. **Amendment.** This Agreement may at any time and from time to time before or after the holding of the Meetings be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and an such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by Terraquest Shareholders in exchange for their Terraquest Shares or by the Masters Securityholders in exchange for their Masters Securities without approval by the Terraquest Shareholders or Masters Securityholders, as the case may be, given in the same manner as required for the approval of the Amalgamation.

27. **Termination.** This Agreement may, prior to the issuance of the Certificate, be terminated by mutual agreement of the respective boards of directors of the parties hereto, without further action on the part of the securityholders of Terraquest or Masters. This Agreement shall also terminate without further notice or agreement if the Amalgamation is not approved by the required majority of the holders of Terraquest Shares or Masters Securities at the applicable Meeting in accordance with the Act. This Agreement may be terminated by Masters on written notice to Terraquest if any of the conditions set forth in Section 23 or 24 hereof are not satisfied or by Terraquest on written notice to Masters if any of the conditions set forth in Section 23 or 25 are not satisfied and the rights of termination in this sentence supercede those in Section 6.1 of the Pre-Acquisition Agreement.

28. **Dissenting Shareholders.** On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and Terraquest or Masters for the purchase of their Terraquest Shares or Masters Securities pursuant to Section 191(10) of the Act or the pronouncement of a Court order pursuant to Section 191(13) of the Act, a Dissenting Shareholder shall cease to have any rights as a Terraquest Shareholder or Masters Shareholder other than the right to be paid the fair value of its Terraquest Shares or Masters Shares in the amount agreed to or as ordered by the Court, as the case may be. Notwithstanding anything in this Agreement to the contrary, Terraquest Shares or Masters Shares which are held by a Dissenting Shareholder shall not be exchanged for Amalco Common Shares on the Effective Date as provided in Section 14 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws his claim under Section 191 of the Act or otherwise forfeits his right to make a claim under Section 191 of the Act, his Terraquest Shares or Masters Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Amalco Common Shares on the basis set forth in Section 14(a) or 14(b) hereof.

29. **Pre-Acquisition Agreement.** Except to the extent otherwise expressly provided herein, the Pre-Acquisition Agreement shall remain in full force and effect and is hereby confirmed.

30. **Binding Effect.** This Agreement shall be binding upon and enure to the benefit of the parties hereto.

31. **Assignment.** No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of each of the other parties.

32. **Further Assurances.** Each of the parties hereto agrees to execute and deliver such further, instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

33. **Notice.** Any notice which a party may desire to give or serve upon another party shall be in writing and may be delivered, mailed by prepaid registered mail, return receipt requested or sent by telecopy transmission to the following addresses:

(a) Terraquest addressed to:

Terraquest Energy Corporation
700, 550 - 11th Avenue S.W.
Calgary, Alberta T2R 1M7
Telephone: (403) 298-1200
Facsimile: (403) 298-1202
Attention: Kerry D. Lyons

with a copy to:

Burnet Duckworth & Palmer
1400, 350 - 7th Avenue S.W.
Calgary Alberta T2P 3N9
Telephone: (403) 260-0377
Facsimile: (403) 260-0332
Attention: William S. Maslechko

(b) Masters addressed to:

Masters Energy Inc.
520, 736 - 6th Avenue S.W.
Calgary, Alberta T2P 3T7
Telephone: (403) 290-1785
Facsimile: (403) 269-4349
Attention: Geoff C. Merritt

with a copy to:

Borden Ladner Gervais LLP
1000 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Telephone: (403) 232-9455
Facsimile: (403) 266-1395
Attention: John Poetker

or to such other address as the party to or upon whom notice is to be given or served has communicated to the other parties by notice given or served in the manner provided for in this section. In the case of delivery or telecopy transmission, notice shall be deemed to be given on the (late of delivery and in the case of mailing, notice shall be deemed to be given on the third Business Day after such mailing.

34. **Time of Essence.** Time shall be of the essence of this Agreement.

35. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto.

TERRAQUEST ENERGY CORPORATION

Per: *"Kerry D. Lyons"*
Kerry D. Lyons
President

MASTERS ENERGY INC.

Per: *Geoffrey C. Merritt"*
Geoffrey C. Merritt
President

SCHEDULE A

BUSINESS CORPORATIONS ACT
(SECTION 181)

FORM 9

ALBERTA
REGISTRIES

ARTICLES OF AMALGAMATION

1. NAME OF AMALGAMATED CORPORATION:	2. CORPORATE ACCESS NO.:
MASTERS ENERGY INC.	

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

Schedule A attached

4. RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:

None

5. NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:

Minimum of one (1); Maximum of eleven (11)

6. RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:

None

7. OTHER PROVISIONS, IF ANY:

Schedule B attached

8. NAME OF AMALGAMATING CORPORATIONS:	CORPORATE ACCESS NO.:
TERRAQUEST ENERGY CORPORATION	**2010014963**
MASTERS ENERGY INC.	**2010621338**

DATE	SIGNATURE	TITLE
		Director

FOR DEPARTMENTAL USE ONLY

FILED

CCA-06.109

SCHEDULE A

Attached to and forming part of the Articles of Amalgamation
of

MASTERS ENERGY INC.

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE ARE:

1. **An unlimited number of Common shares**, the holders of which are entitled:

   (a) to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

   (b) to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any other classes of shares without being obliged to declare any dividends on the Common shares of the Corporation;

   (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common shares of the Corporation; and

   (d) to the rights, privileges and restrictions normally attached to common shares;

2. **An unlimited number of Preferred shares**, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

   (a) the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

   (b) the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the voting and non-voting Common shares and over any other shares of the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred share as maybe be fixed in accordance with clause 2(a); and

   (c) if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

SCHEDULE B

Attached to and forming part of the Articles of Amalgamation of

MASTERS ENERGY INC.

OTHER RULES OR PROVISIONS

1. The directors of the Corporation may, without authorization of the shareholders:

   (a) borrow money on the credit of the Corporation;

   (b) issue, reissue, sell or pledge debt obligations of the Corporation;

   (c) subject to the *Business Corporations Act* of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

3. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

GRIFFITHS MCBURNEY

2300, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

APPENDIX C
TERRAQUEST FAIRNESS OPINION

January 27, 2004

Board of Directors
Terraquest Energy Corporation
700, 550 – 11th Avenue SW
Calgary, Alberta
T2R 1M7

Dear Sirs:

GMP Securities Ltd. ("GMP" or "we") understand(s) that Terraquest Energy Corporation ("Terraquest") and Masters Energy Inc. ("Masters") have entered into an amalgamation agreement dated effective January 27, 2004 (the "Amalgamation Agreement") providing, together with the pre-acquisition agreement dated December 30, 2003 between Terraquest and Masters (the "Pre-Acquisition Agreement") for the amalgamation of Terraquest and Masters which will be effected by way of an amalgamation of Terraquest and Masters under the provisions of the *Business Corporations Act* (Alberta) (the "Amalgamation") to form a continuing corporation ("Amalco"). Pursuant to the Amalgamation and related transactions all outstanding common shares of Terraquest ("Terraquest Shares"), other than those held by shareholders who exercise dissent rights, will be exchanged for common shares of Amalco ("Amalco Shares") on the basis of one (1) fully paid and non-assessable Amalco Share for each twelve (12) outstanding Terraquest Shares and all outstanding common shares ("Masters Shares") and special warrants of Masters (together with the Masters Shares, "Masters Securities") will be exchanged for Amalco Shares on the basis of one (1) fully paid and non-assessable Amalco Share for each two (2) outstanding Master Securities. In addition, the Amalgamation Agreement provides that each holder of options to purchase Masters Shares and performance warrants exercisable for Masters Shares who exercises such securities after the effective date of the Amalgamation will receive, in lieu of the Masters Shares that the holder was previously entitled to receive, that number of Amalco Shares equal to one-half the number of Masters Shares to which such holder was previously entitled and the exercise price will be doubled. The Amalgamation is subject to, among other things, obtaining the requisite approval for the Amalgamation and related transactions by the shareholders of Terraquest (the "Terraquest Shareholders") and the holders of Masters Securities (the "Masters Securityholders"). We also understand that it is intended that the name of the combined company will be "Masters Energy Inc." or a variation thereof, subject to shareholder and regulatory approval.

The Amalgamation is more fully described in the joint management information circular dated January 27, 2004 (the "Joint Information Circular") which we understand will be mailed to Terraquest Shareholders and Masters Securityholders in respect of special meetings of Terraquest Shareholders (the "Terraquest Meeting") and Masters Securityholders (the "Masters Meeting") (collectively, the "Meetings") to be held in Calgary, Alberta on February 25, 2004 and is conditional upon the approval by at least $66^{2/3}\%$ of the votes cast by Terraquest Shareholders and Masters Securityholders, respectively, attending the Meetings in person or represented by proxy. In addition, we understand the Amalgamation is subject to a number of conditions, which must be satisfied or waived in order for the Amalgamation to become effective, as more fully described in the Joint Information Circular.

We understand that certain Terraquest Shareholders who collectively own, directly or indirectly, or exercise control or direction over approximately 21.8% of the outstanding Terraquest Shares have entered into agreements whereby they have agreed to vote in favor of the Amalgamation, subject to certain conditions.

To assist the Board of Directors of Terraquest (the "Board") in determining whether to recommend the Amalgamation to the Terraquest Shareholders, the Board retained GMP to provide its opinion (the "Fairness Opinion") as to whether the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Terraquest Shareholders.

Engagement of GMP

GMP, the successor in interest to Griffiths McBurney & Partners, was engaged pursuant to an agreement dated September 3, 2003 (the "Engagement Agreement") to act as Terraquest's primary agent and financial advisor. GMP's services included providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

The Engagement Agreement provides for GMP to receive from Terraquest, for the services provided, a fee for the delivery of the Fairness Opinion, and a success fee upon completion of the Amalgamation as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Terraquest has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Terraquest and the Board by GMP and its personnel under the Engagement Agreement.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Terraquest or of any of the assets, liabilities or securities of Terraquest or to express an opinion with respect to the form of the Amalgamation itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Amalgamation. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Terraquest Shareholders and GMP has received no instructions from Terraquest in connection with the preparation of this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity. The principal individuals responsible for the preparation of this Fairness Opinion were Thomas A. Budd, President, and Sandy L. Edmonstone, Director. Mr. Budd and Mr. Edmonstone have 22 years and 6 years, respectively, of experience in the financial services industry.

Relationships with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Terraquest or Masters, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Terraquest in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Terraquest, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Amalgamation, Terraquest or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to Terraquest in respect of the Amalgamation and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Terraquest and Masters, including information derived from meetings and discussions with the management of Terraquest and Masters. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Terraquest:

i) drafts of the Joint Information Circular up to and including the date hereof;

ii) the Amalgamation Agreement;

iii) the Pre-Acquisition Agreement;

iv) the audited financial statements of Terraquest for the year ended December 31, 2002 and the period from incorporation to December 31, 2001;

v) the unaudited financial statements of Terraquest for the nine month period ended September 30, 2003, the six month period ended June 30, 2003 and the three month period ended March 31, 2003;

vi) the Annual Information Form of Terraquest for the year ended December 31, 2002;

vii) the Management Information Circular of Terraquest dated April 29, 2003;

viii) a schedule of issued and outstanding shares and options of Terraquest as at December 23, 2003;

ix) an evaluation of undeveloped land acreage and land values of Terraquest prepared by Seaton-Jordan & Associates Ltd. as at March 10, 2003;

x) a summary valuation of the oil and gas reserves and the present worth of future net cash flows of Terraquest's properties prepared by McDaniel & Associates Consultants Ltd., effective as at December 31, 2002 and updated effective as at September 1, 2003;

xi) the current projected annual budget for the years ended December 31, 2003 and December 31, 2004, prepared by Terraquest, including management estimates of capital expenditures, production and net operating income;

xii) significant certain non-public information regarding Terraquest, its business, projects, production, reserves and land base;

xiii) discussions with senior management of Terraquest with respect to, among other things, the past and future operations of Terraquest, Terraquest's competitive position in the market, the production base and the reserves of Terraquest, the prospects and undeveloped land portfolio of Terraquest, pro forma cash flows, the information referred to above and other issues deemed relevant;

xiv) public information relating to the business, operations, financial performance and stock trading history of Terraquest and other selected public companies we considered relevant; and

xv) a letter of representation as to certain factual matters dated the date hereof provided by Terraquest and addressed to us.

As pertaining to Masters:

i) drafts of the Joint Information Circular up to and including the date hereof;

ii) the Amalgamation Agreement;

iii) the Pre-Acquisition Agreement;

iv) a schedule of issued and outstanding shares, options, special warrants and performance warrants of Masters as at January 22, 2004;

v) the draft unaudited financial statements of Masters for the period from incorporation on August 28, 2003 to November 30, 2003;

vi) a summary valuation of the oil and gas reserves and the present worth of future net cash flows of Masters as prepared by McDaniel & Associates Consultants Ltd. dated effective as at December 1, 2003;

vii) discussions with senior management of Masters with respect to, among other things, its competitive position in the market, the prospects of Masters, the financial position of the company, the information referred to above and other issues deemed relevant;

viii) information relating to the business, operations, projects and initial offering of securities regarding Masters; and

ix) a letter of representation as to certain factual matters dated the date hereof provided by Masters and addressed to us.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Terraquest and Masters granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Terraquest. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of the management of Terraquest or Masters, as appropriate, having regard to the plans, financial condition and prospects of Terraquest and Masters, as the case may be. In addition, senior officers of each of Terraquest and Masters have made representations to us in certificates dated as of January 27, 2004.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Amalgamation and we express no opinion on such procedures.

We have, with respect to all legal and tax matters relating to the Amalgamation and the implementation thereof, relied solely on advice of legal and tax counsel to Terraquest and express no view thereon. The Amalgamation is subject to a number of conditions outside the control of Terraquest and we have assumed all conditions precedent to the completion of the Amalgamation can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Amalgamation will be satisfied or waived or that the Amalgamation will be implemented within the time frame indicated in the Joint Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Terraquest.

The Fairness Opinion is rendered effective as of December 30, 2003, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Terraquest as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Terraquest. Any

changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, nor should it be construed as a recommendation, with respect to any matter relating to the Amalgamation. Our conclusion as to the fairness of the consideration offered under the Amalgamation to Terraquest Shareholders is based on our review of the Amalgamation taken as a whole, rather than on any particular element of the Amalgamation, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the consideration to be received under the Amalgamation, as set forth in the Joint Information Circular and as summarized above, is fair, from a financial point of view, to the Terraquest Shareholders.

This Fairness Opinion may be relied upon by the management of Terraquest and the Board for the purpose of considering the Amalgamation and its recommendation to Terraquest Shareholders with respect to the Amalgamation, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Joint Information Circular.

Yours very truly,

(signed) **GMP Securities Ltd.**

APPENDIX D
TERRAQUEST SPECIAL RESOLUTION

WHEREAS Terraquest Energy Corporation (the "**Corporation**") and Masters Energy Inc. ("Masters") plan to amalgamate and continue their existence as one and the same company under the name of "Masters Energy Inc.".

BE IT AND IT IS HEREBY ENACTED AS A SPECIAL RESOLUTION AS FOLLOWS:

1. The amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Masters, providing for the amalgamation of the Corporation and Masters under Section 181 of the *Business Corporations Act* (Alberta) (the "Amalgamation") and setting forth the terms and conditions thereof and all other necessary provisions for completion of the Amalgamation and to ensure the organization and management of the corporation resulting from the Amalgamation is hereby approved as drafted and attached as Appendix B to the Joint Management Information Circular of the Corporation and Masters dated January 27, 2004.

2. Provided (i) this resolution has been confirmed in accordance with the provisions of the *Business Corporations Act* (Alberta) and other applicable laws by the securityholders entitled to vote thereon, (ii) the Amalgamation Agreement has not been terminated, and (iii) the pre-acquisition agreement dated December 30, 2003 between the Corporation and Masters, (the "**Pre-Acquisition Agreement**") has not been terminated, any director of the Corporation is hereby authorized to sign the Articles of Amalgamation giving effect to the Amalgamation Agreement and all other documents required or necessary for the delivery of a certificate attesting to the Amalgamation.

3. Notwithstanding the approval by shareholders of this special resolution, subject to the provisions of the Pre-Acquisition Agreement and the Amalgamation Agreement, and without further notice to or approval of the shareholders of the Corporation, the Corporation may amend the Pre-Acquisition Agreement, the Amalgamation Agreement, or may decide not to proceed with the Amalgamation at any time prior to the Amalgamation becoming effective pursuant to the provision of the *Business Corporations Act* (Alberta).

APPENDIX E
MASTERS SPECIAL RESOLUTION AND MASTERS INDENTURE AMENDMENT RESOLUTION

Special Resolution

WHEREAS Masters Energy Inc. (the "**Corporation**") and Terraquest Energy Corporation ("Terraquest") plan to amalgamate and continue their existence as one and the same company under the name of "Masters Energy Inc.".

BE IT AND IT IS HEREBY ENACTED AS A SPECIAL RESOLUTION AS FOLLOWS:

1. The amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Terraquest, providing for the amalgamation of the Corporation and Terraquest under Section 181 of the *Business Corporations Act* (Alberta) (the "Amalgamation") and setting forth the terms and conditions thereof and all other necessary provisions for completion of the Amalgamation and to ensure the organization and management of the corporation resulting from the Amalgamation is hereby approved as drafted and attached as Appendix B to the Joint Management Information Circular of the Corporation and Terraquest dated January 27, 2004.

2. Provided (i) this resolution has been confirmed in accordance with the provisions of the *Business Corporations Act* (Alberta) and other applicable laws by the securityholders entitled to vote thereon, (ii) the Amalgamation Agreement has not been terminated, and (iii) the pre-acquisition agreement dated December 30, 2003 between the Corporation and Terraquest, (the "**Pre-Acquisition Agreement**") has not been terminated, any director of the Corporation is hereby authorized to sign the Articles of Amalgamation giving effect to the Amalgamation Agreement and all other documents required or necessary for the delivery of a certificate attesting to the Amalgamation.

3. Notwithstanding the approval by shareholders of this special resolution, subject to the provisions of the Pre-Acquisition Agreement and the Amalgamation Agreement, and without further notice to or approval of the shareholders of the Corporation, the Corporation may amend the Pre-Acquisition Agreement, the Amalgamation Agreement, or may decide not to proceed with the Amalgamation at any time prior to the Amalgamation becoming effective pursuant to the provision of the *Business Corporations Act* (Alberta).

Indenture Amendment Resolution

WHEREAS in connection with the proposed amalgamation (the "Amalgamation") of Masters Energy Inc. (the "Corporation") and Terraquest Energy Corporation it is proposed to amend the special warrant indenture (the "Indenture") dated as of October 28, 2003 between the Corporation and Valiant Trust Company to provide that all previously unexercised special warrants ("Masters Special Warrants") of the Corporation are deemed exercised prior to the Amalgamation becoming effective.

BE IT AND IT IS HEREBY ENACTED AS A SPECIAL RESOLUTION OF HOLDERS OF MASTERS SPECIAL WARRANTS AS FOLLOWS:

1. The amendment of the Indenture to provide that, if the Amalgamation becomes effective, all Masters Special Warrants that have not been exercised prior to the effective time of the Amalgamation will be deemed to have been exercised at 5:00 p.m. (Calgary time) on the day immediately prior to the day on which the Amalgamation becomes effective is hereby approved;

2. Any one officer or director of the Corporation be and is hereby authorized to do all such further acts and things and execute all documents and instruments, including a supplemental indenture to

the Indenture in appropriate form as may be necessary or desirable to give effect to the matters contemplated by this resolution.

APPENDIX F
INFORMATION CONCERNING TERRAQUEST

Incorporation and Organization

Terraquest Energy Corporation ("**Terraquest**") was incorporated as "961982 Alberta Ltd." by certificate of incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) ("**ABCA**") on November 22, 2001. On December 13, 2001, Terraquest filed Articles of Amendment to change its name to "Terraquest Energy Corporation" and to remove certain private company provisions from its Articles.

On January 16, 2002, on completion of a plan of arrangement (the "**Arrangement**") with Provident Energy Trust and Richland Petroleum Corporation ("**Richland**"), Terraquest became engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves primarily in the Province of Alberta by the acquisition of certain producing properties and undeveloped lands (the "**Initial Properties**") from Richland. See "Business of Terraquest — Background". On August 2, 2002, Terraquest amalgamated with its wholly-owned subsidiary, Approach Energy Inc. ("**Approach**").

Terraquest's head office is located at Suite 700, 550 - 11th Avenue S.W., Calgary, Alberta, T2R 1M7, and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Business of Terraquest

Terraquest is actively engaged in the exploration for, and the acquisition, development and production of crude oil and natural gas in Alberta. Terraquest initiates and operates the majority of its prospects maintaining a high working interest in all new operations. Leases are acquired directly or through farm-in arrangements whereby an interest is earned through capital expenditures.

Background

Pursuant to the Arrangement and a purchase and sale agreement (the "**Richland P&S**"), Richland transferred its interest in the Initial Properties to Terraquest effective January 16, 2002 in exchange for 27,893,117 common shares of Terraquest ("**Terraquest Shares**") and the granting of certain overriding royalties and other rights to Richland. Under the terms of the Richland P&S, Terraquest assumed all liabilities, including environmental liabilities, relating to the Initial Properties and acquired the Initial Properties without any representations and warranties from Richland. Pursuant to the Arrangement, the 27,893,117 Terraquest Shares issued by Terraquest to Richland as part of the consideration were distributed by Richland on January 16, 2002 to former shareholders of Richland on the basis of one Common Share for each Richland common share that such shareholder held prior to the Arrangement.

On February 8, 2002, Terraquest completed a private placement of 6,723,670 Terraquest Shares and 2,765,464 "flow-through" Terraquest Shares for aggregate cash proceeds of $2,036,100.

On May 14, 2002, Terraquest completed a private placement of 5,130,000 special warrants for aggregate cash proceeds of $2,565,000. The special warrants were subsequently exchanged for 5,130,000 Terraquest Shares.

On July 31, 2002, Terraquest completed a private placement of 11,000,000 special warrants for aggregate cash proceeds of $5,500,000. The special warrants were subsequently exchanged for 11,000,000 Terraquest Shares.

On August 2, 2002, Terraquest acquired all of the issued and outstanding securities of Approach for an aggregate cash purchase price of $9.5 million plus the assumption of Approach's net debt of approximately $1.5 million. The acquisition included oil and natural gas properties located in the Iron

Springs, Long Coulee, Robin, Birch, Medicine Hat and Retlaw areas of Alberta producing approximately 700 bbls/d.

On December 23, 2002, Terraquest completed a private placement of 2,064,126 "flow-through" Terraquest Shares for aggregate cash proceeds of $1,300,399.

On May 2, 2003, Terraquest closed the acquisition of assets producing approximately 40 bbls/d of crude oil in the Grand Forks area of Southern Alberta for a net cash purchase price of $519,000.

On June 17, 2003, Terraquest completed a private placement of 10,000,000 "flow-through" Terraquest Shares for aggregate cash proceeds of $3,000,000.

Corporate Strategy

Terraquest's strategy is to create value primarily through the generation and drilling of exploration and development prospects and the strategic acquisition of additional properties. Terraquest targets areas and prospects that it believes can result in meaningful reserve and production additions. Terraquest is focused on unlocking the value inherent in its existing asset base, which includes over 85,000 net acres of undeveloped land. Terraquest is also focusing on expanding its existing asset base through crown land sales, farm-ins, farm-outs and acquisitions where viewed as strategic. The acquisition of Approach was a significant milestone in the implementation of this strategy.

New areas will generally be developed based on the following criteria: corporate skills, experience, fit with existing asset base and the potential to add to shareholder value. Terraquest's focus on developing new activity areas will be on natural gas and light oil prospects.

Principal Oil and Gas Properties

Eyremore, Alberta

The Eyremore area is located approximately 30 miles east of the Town of Vulcan. Terraquest has a 100% working interest in 4,320 acres of undeveloped land in this area.

The primary exploration target in this area is the Ostracod zone, at depths of 1,200 metres, with secondary targets in the Upper and Lower Mannville zones. Six wells (5.3 net) were drilled in this area in 2002 and one well (1.0 net) was drilled in early 2003. Three wells were placed on production in the fourth quarter of 2002 and watered out in early 2003. A second well lost its primary producing zone in September 2003 but has subsequently been completed in an upper gas zone.

The total proved reserves in this area were estimated by McDaniel & Associates Consultants Ltd. ("**McDaniel**") in the McDaniel Report (as defined below) to be 951 mmcf of natural gas and 4,350 bbls of crude oil and NGL at September 1, 2003.

Production from the Eyremore area averaged 886 mcf/d of natural gas and six bbl/d of crude oil and NGL for the nine months ended September 30, 2003.

Firebird, Alberta

The Firebird area is located approximately 150 miles North of the Town of Slave Lake. Terraquest has a 100% working interest in 160 acres of developed land and one (1.0 net) shut-in gas well in this area. The total proved reserves in this area were estimated by McDaniel in the McDaniel Report to be 801 mmcf of natural gas and 37,150 bbls of crude oil and NGL at September 1, 2003.

Production from the Firebird area averaged 21 bbl/d of crude oil and NGL and 164 mcf/d of natural gas for the nine months ended September 30, 2003. The well produced from May through November of 2003, when it was once again shut-in awaiting throughput capacity at a third party processing facility. Production for the five months the well was on production averaged 42 bbl/d of crude oil and NGL and 325 mcf/d of natural gas. Production is expected to recommence in mid-2004.

Iron Springs, Alberta

The Iron Springs area is located approximately 10 miles North of the City of Lethbridge. Terraquest has an average working interest of 95% in 7,167 (6,783 net) acres of land and three (3.0 net) producing gas wells and one (1.0 net) cased gas well in this area. Terraquest also owns a 100% working interest in a 3 mmcf/d sweet gas plant.

The total proved natural gas reserves in this area were estimated by McDaniel in the McDaniel Report to be 748 mmcf at September 1, 2003.

Production from the Iron Springs area averaged 1,423 mcf/d of natural gas for the nine months ended September 30, 2003.

Long Coulee, Alberta

The Long Coulee area is located approximately 30 miles North of the City of Lethbridge. Terraquest has an average 54% working interest in 3,998 (2,167 net) acres of undeveloped land and 11 (4.4 net) producing oil wells in this area.

The total proved reserves in this area were estimated by McDaniel in the McDaniel Report to be 158,980 bbls of crude oil and 42.4 mmcf of natural gas at September 1, 2003.

Production from the Long Coulee area averaged 47 bopd of crude oil and 17 mcf/d of natural gas for the nine months ended September 30, 2003.

McLeans Creek, Alberta

The McLeans Creek area is located approximately 35 miles West of the Town of High Prairie. Terraquest has an average working interest of 47% in 48,800 (23,063 net) acres of land and four (1.80 net) producing oil wells in this area. The primary crude oil exploration target is the Granite Wash zone, with secondary gas targets in the Bluesky and Paddy zones. Terraquest drilled five wells at McLeans Creek in 2002 and early 2003, two of which are producing.

The total proved crude oil reserves in this area were estimated by McDaniel in the McDaniel Report to be 100,220 bbls at September 1, 2003.

Production from the McLeans Creek area averaged 50 bbls/d of crude oil for the nine months ended September 30, 2003.

Medicine Hat, Alberta

The Medicine Hat area is located immediately northeast of the City of Medicine Hat. Terraquest has a 100% working interest in 1,280 acres of land and one (1.0 net) shut-in gas well in this area.

The total proved reserves in this area were estimated by McDaniel in the McDaniel Report to be 1,076 mmcf of natural gas at September 1, 2003.

Production from the Medicine Hat area averaged 229 mcf/d of natural gas for the nine months ended September 30, 2003. The producing well was shut-in due to excessive water production in late 2003 and efforts to re-start the well have so far been unsuccessful.

Robin, Alberta

The Robin area is located approximately 20 miles Northeast of the City of Lethbridge. Terraquest has an average working interest of 70% in 2,530 (1,771 net) acres of developed land and seven (5.0 net) producing gas wells in this area.

The total proved reserves in this area were estimated by McDaniel in the McDaniel Report to be 890 mmcf of natural gas and 2,100 bbls of NGL at September 1, 2003.

Production from the Robin area averaged 619 mcf/d of natural gas and 3 bbls/d of NGL for the nine months ended September 30, 2003.

Principal Exploration Properties

Little Bow, Alberta

Little Bow is located 50 miles north of Lethbridge, Alberta. Terraquest owns an average 88% working interest in 2,080 acres (1,840 net) of undeveloped land. The area offers multi-zone oil and gas potential at shallow depths. Two successful oil wells were drilled and placed on production in 2003 and two additional wells are planned in 2004.

Eaglesham, Alberta

Terraquest has a 50-100% working interest in 10 sections of undeveloped land in the Eaglesham area, 75 miles northeast of Grande Prairie. This exploratory play borders the Montney trend, targeting the intermediate and deeper horizons. A 17 kilometre 2D seismic program has been shot in the area and a farm-in well will be drilled in the first quarter of 2004.

Edson, Alberta

Terraquest has a 10% working interest in 2.5 sections of undeveloped land in the Edson area, 100 miles west of Edmonton. An exploratory well targeting the Banff and Elkton formations is expected to be drilled in mid-2004.

Ethyl Lake, Alberta

Terraquest holds an average 33% working interest in 72 sections of undeveloped land in the Ethyl Lake area, 30 miles northeast of Swan Hills. Eight drilling locations have been identified for Lower Mannville or Belly River potential and drilling of the first three wells will commence in January, 2004.

Reserves

The following tables summarize Terraquest's reserves at September 30, 2003, based on an independent reserve evaluation report (the "**McDaniel Report**") prepared by McDaniel & Associates Consultants Ltd. ("**McDaniel**") dated March 3, 2003 and effective December 31, 2002 and updated by a report dated September 5, 2003 and effective September 1, 2003. In preparing the September 5, 2003 report, McDaniel based all costs and economic assumptions on the report prepared effective December 31, 2002 and did not review revenue and operating statements subsequent to the December 31, 2002 report.

The following table, based on the McDaniel Report, shows the estimated share, as at the dates indicated, of Terraquest's crude oil, natural gas and NGL reserves and the present value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated. The present values for the constant dollar case are higher than for the escalated price case as the prices in the escalated price case are reduced in the first few years, before being escalated.

All evaluations of the present worth of estimated future net revenue in the McDaniel Report are stated after provision for estimated future capital expenditures and prior to provision for income taxes and indirect costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Terraquest's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual reserves may be greater than or less than the estimates provided herein.

Estimated Reserves and Present Worth Value
(Based on Escalated Prices as at September 1, 2003)

	Company's Share of Reserves						Present Worth of Future net Pre-Tax Flows ($M)			
	Crude Oil (mbbls)		Natural Gas (mmcf)		NGLs (mbbls)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
Proved Reserves										
Producing	312	290	2,944	2,103	8	6	13,523	11,416	10,655	10,022
Non-Producing	44	39	877	627	9	5	2,856	2,251	2,023	1,831
Undeveloped	48	46	969	761	–	–	2,853	2,080	1,828	1,629
Total Proved	404	375	4,790	3,491	17	11	19,232	15,747	14,506	13,482
Probable	113	104	784	553	4	3	4,008	2,363	1,935	1,631
Established	517	479	5,574	4,044	21	14	23,240	18,110	16,441	15,113

Estimated Reserves and Present Worth Value
(Based on Constant Prices as at September 1, 2003)

	Company's Share of Reserves						Present Worth of Future net Pre-Tax Flows ($M)			
	Crude Oil (mbbls)		Natural Gas (mmcf)		NGLs (mbbls)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
Proved Reserves										
Producing	313	287	2,944	2,103	8	6	17,196	13,868	12,733	11,813
Non-Producing	46	40	858	621	9	5	4,091	3,152	2,808	2,521
Undeveloped	49	46	969	761	–	–	3,862	2,741	2,381	2,099
Total Proved	408	373	4,771	3,485	17	11	25,149	19,761	17,922	16,433
Probable	112	102	773	549	4	3	5,566	3,222	2,616	2,187
Established	520	475	5,544	4,034	21	14	30,715	22,983	20,538	18,620

Notes:

(1) "**Gross**" means Terraquest's working interests and/or royalty interests share of reserves before deducting royalties owned by others. "**Net**" means Terraquest's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniels of these and other factors necessary to estimate provincial and other royalties.

(2) "**Proved reserves**" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Terraquest's reserves in the area.

(3) "**Proved producing reserves**" means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Terraquest's reserves in the area.

(4) "**Proved non-producing reserves**" are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5) "**Proved undeveloped reserves**" are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6) "**Probable additional reserves**" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. In the reserve summaries above, a risk adjustment factor of 50% has been applied to probable reserves to allow for geological and engineering risks associated with those reserves.

(7) The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on a September 1, 2003 WTI oil price of US$30.57 per barrel and an average Alberta natural gas price of Cdn$5.73 per thousand cubic feet. Prices, production and capital costs have not been adjusted for the effects of inflation.

Escalated prices used based on McDaniel's price forecasts at July 1, 2003 are as follows:

	Crude Oil		**Natural Gas**
	WTI at Cushing	**Light Sweet Crude at Edmonton** [7]	**Average Alberta** [7]
	$US/barrel	$Cdn/barrel	$Cdn/MMBTU
2003	28.00	37.60	7.15
2004	25.00	34.70	5.90
2005	24.00	33.20	4.90
2006	23.00	31.80	4.65
2007	23.30	32.20	4.55
2008	23.80	32.90	4.60
2009	24.30	33.60	4.70
2010	24.80	34.30	4.80
2011	25.30	35.00	4.90
2012	25.80	35.70	5.00
2013	26.30	36.40	5.10
2014	26.80	37.00	5.15
2015	27.30	37.70	5.25
2016	27.80	38.40	5.35
2017	28.40	39.30	5.50
2018	29.00	40.10	5.60
2019	29.60	40.90	5.70
2020	30.20	41.70	5.85
2021	30.80	42.60	5.95
2022	31.40	43.40	6.05
Thereafter	31.40	43.40	6.05

The Canadian dollar exchange rate for United States dollars is assumed to be $0.725 U.S. =$1.00 CDN for 2003 and $0.70 U.S. = $1.00 CDN from 2003 for the life of the forecast.

(8) Capital and operating costs were escalated from 2003 values using inflation forecasts of 2% per year in the escalated price cases.

(9) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the escalated price case are $2.1 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the escalated price case are $0.3 million (2003) and $0.9 million (2004).

The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the constant price case are $1.3 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the constant price case are $0.3 million (2003) and $0.9 million (2004).

(10) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(11) ARTC has been included in this analysis in the corporate cash flows.

Reserve Reconciliation

The following table outlines the reconciliation of Terraquest's crude oil, NGL and natural gas reserves before deduction of royalties.

	Crude Oil & Liquids		Natural Gas		BOE at 6:1	
	Proved	**Probable** [(2)]	**Proved**	**Probable** [(2)]	**Proved**	**Probable** [(2)]
	(mbbl)		(mmcf)		(000s)	
Opening Reserves [(1)]	109	24	1,209	153	311	50
Discoveries	34	6	1,622	374	304	68
Acquisitions	120	71	3,983	229	784	109
Dispositions	–	–	–	–	–	–
Revisions	38	(58)	(736)	27	(84)	(54)
Production	(37)	–	(813)	–	(173)	–
Reserves at December 31, 2002	264	43	5,265	783	1,142	173

	Crude Oil & Liquids		Natural Gas		BOE at 6:1	
	Proved	**Probable** [(2)]	**Proved**	**Probable** [(2)]	**Proved**	**Probable** [(2)]
	(mbbl)		(mmcf)		(000s)	
Reserves at December 31, 2002 [(1)]	264	43	5,265	783	1,142	173
Discoveries	76	23	144	24	100	27
Acquisitions	43	6	154	18	104	9
Dispositions	–	–	–	(41)	(58)	(7)
Revisions	75	45	94	–	113	45
Production	(37)	–	(869)	–	(181)	–
Reserves at September 1, 2003	421	117	4,790	784	1,220	247

Notes:

(1) Opening reserves are based on a McDaniel reserve report effective May 1, 2002, after deducting reserves attributable to wells included in the report that were drilled subsequent to the commencement of operations on January 16, 2002.

(2) Probable reserves have been reduced by 50% to account for risk.

Crude Oil and Natural Gas Wells

The following table summarizes Terraquest's crude oil and natural gas wells that are producing or are capable of producing as at December 31, 2003.

	Producing Oil Wells		Shut-In Oil Wells		Producing Gas Wells		Shut-In Gas Wells	
	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]
Alberta	58	18.0	5	1.0	12	11.0	6	5.0
Total	58	18.0	5	1.0	12	11.0	6	5.0

Notes:

(1) "**Gross**" wells means the total number of wells in which Terraquest has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of Terraquest therein.

(3) "**Shut-In**" wells mean wells which have encountered and are capable of producing natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

Drilling History

The following table summarizes Terraquest's drilling results for the periods indicated:

	Nine Months ended September 30, 2003		Year ended December 31, 2002	
	Gross	Net	Gross	Net
Producing – Oil	3	2.0	1	0.3
Producing – Natural Gas	6	5.0	6	5.2
Dry and abandoned	3	1.9	5	2.4
Total	12	8.9	12	7.9

Notes:

(1) "**Gross**" wells means the total number of wells in which Terraquest has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of Terraquest therein.

Land Holdings

The following table sets out Terraquest's holdings of oil and natural gas properties as of December 31, 2003.

	December 31, 2003					
	Developed		Undeveloped		Total	
	Gross Acres	Net Acres	Gross Acres	Net Acres	Gross Acres	Net Acres
Alberta	26,816	17,780	145,897	84,287	172,713	102,067
Total	26,816	17,780	145,897	84,287	172,713	102,067

Statistical Information

The following table sets forth summary consolidated historical information for the fiscal periods indicated.

	Three Months Ended 2002				
	March 31	June 30	September 30	December 31	Total
Daily Production					
Crude oil (bbls/d)	101	103	97	105	101
Natural gas (mmcf/d)	571	507	3,226	4,632	2,323
Natural gas liquids (bbls/d)	3	2	2	8	–
Crude Oil Netbacks ($/bbl)					
Price	$ 33.29	$ 41.08	$ 43.71	$ 41.34	$ 40.15
Royalties	7.53	5.33	5.54	4.19	5.54
Operating costs	9.83	14.64	21.64	26.42	18.57
Netback	$ 15.94	$ 21.17	$ 16.49	$ 10.73	$ 16.04
Natural Gas Netbacks ($/mcf)					
Price	$ 3.92	$ 3.90	$ 3.38	$ 4.80	$ 4.19
Royalties	1.38	0.97	0.67	1.16	0.98
Operating Costs [1]	1.31	2.02	0.42	0.64	0.67
Netback	$ 1.28	$ 0.91	$ 2.31	$ 3.00	$ 2.54
Natural Gas Liquids Netbacks ($/bbl)					
Price	$ 32.99	$ 39.08	$ 31.64	$ 43.47	$ 36.58
Royalties	14.43	19.45	8.68	21.24	18.08
Operating Costs [1]	–	–	–	–	–
Netback	$ 18.55	$ 19.31	$ 22.96	$ 22.23	$ 18.50
Capital Expenditures ($000's)					
Exploration capital	1,067	1,193	2,036	1,458	5,754
Development capital	95	235	12	177	519
Total Exploration and Development	1,162	1,428	2,048	1,635	6,273
Acquisitions (net)	–	–	11,516	–	11,516
Total Capital Expenditures	1,162	1,428	13,564	1,635	17,789

	Three Months Ended 2003			
	March 31	**June 30**	**September 30**	**Total**
Daily Production				
Crude oil (bbls/d)	**97**	**149**	**204**	**152**
Natural gas (mmcf/d)	**3,627**	**3,480**	**3,407**	**3,530**
Natural gas liquids (bbls/d)	**10**	**10**	**11**	**10**
Crude Oil Netbacks ($/bbl)				
Price	**$44.40**	**$37.02**	**$34.43**	**$37.37**
Royalties	**5.85**	**4.50**	**4.56**	**4.81**
Operating costs	**6.26**	**14.59**	**15.72**	**13.37**
Netback	**$32.30**	**$17.94**	**$14.16**	**$19.19**
Natural Gas Netbacks ($/mcf)				
Price	**5.73**	**5.78**	**5.24**	**5.58**
Royalties	**1.81**	**0.81**	**1.25**	**1.29**
Operating Costs [1]	**1.53**	**1.38**	**0.98**	**1.30**
Netback	**$2.39**	**$3.59**	**$3.02**	**$2.99**
Natural Gas Liquids Netbacks ($/bbl)				
Price	**$42.45**	**$36.78**	**$35.61**	**$38.21**
Royalties	**13.53**	**10.21**	**11.34**	**11.69**
Operating Costs [1]	–	–	–	–
Netback	**$28.92**	**$26.57**	**$24.27**	**$26.52**
Capital Expenditures ($000's)				
Exploration capital	**2,940**	**872**	**1,644**	**5,456**
Development capital	**18**	**336**	**192**	**546**
Total Exploration and Development	**2,958**	**1,208**	**1,836**	**6,002**
Acquisitions (net)	–	**139**	**2**	**141**

	Three Months Ended 2003			
	March 31	June 30	September 30	Total
Total Capital Expenditures	2,958	1,347	1,838	6,143

Note:

(1) Operating costs for natural gas liquids are included in operating costs of the natural gas production to which they relate and are not accounted for separately.

Capital Expenditures

The following table outlines Terraquest's capital expenditures during the periods indicated.

	Nine months ended September 30, 2003	Year ended December 31, 2002
Land acquisition and retention	1,044,448	434,277
Seismic	358,153	339,325
Drilling	3,691,989	4,518,253
Facilities	545,274	434,427
Capitalized overhead and other	362,530	547,605
Total Capital Expenditures	6,002,394	6,273,887
Acquisitions	480,309	11,513,984
Dispositions	(339,747)	-
Total capital expenditures	6,142,956	17,789,821

Production History

The following table summarizes Terraquest's historical production, before deduction of royalties, during the periods indicated.

	Nine Months ended September 30, 2003	Year ended December 31, 2002
Crude Oil and NGL (bblsd)	162	98
Natural Gas (mcfd)	3,530	630
Oil Equivalent (boed)	750	203

Future Commitments

Terraquest sells its crude oil to major crude oil aggregators under short-term floating price crude oil sales contracts, with the majority of production pipeline-connected. Terraquest's natural gas production is sold to natural gas aggregators at spot market prices.

Terraquest has the following hedge commitments in place at January 27, 2004: (a) 1,000 GJ of natural gas with a minimum price of $7.00/Gj and maximum price of $9.00/GJ for the period November 1, 2003 to March 31, 2004; and (b) 75 bbls/d of crude oil at a fixed WTI price of US$28.15 per bbl for the period January 1, 2004 to December 31, 2004.

Capitalization

The following table outlines the capitalization of Terraquest as at the dates noted.

	Authorized	Outstanding as at December 31, 2002	Outstanding as at September 30, 2003	Outstanding as at December 31, 2003
Debt:				
Bank Loan (1)		$ 3,853,001	$ 6,060,411	$5,774,158
Share Capital:(2)				
Terraquest Shares (3)	Unlimited	$20,198,487 (55,567,378 shares)	$ 22,203,138 (65,576,378 shares)	$ 22,176,412 (65,576,378 shares)

Notes:

(1) Terraquest has a revolving demand credit facility with a Canadian chartered bank in the amount of $7,000,000. The facility may be drawn down or repaid at any time and bears interest at the bank's prime rate plus one-half of one percent. Security for the facility includes a general assignment of book debts and a $25 million demand debenture secured by a first floating charge over all assets. The bank also has the right to require fixed charge security at its discretion. Terraquest is required to meet certain financial based covenants to maintain the facility.

(2) Terraquest is authorized to issue an unlimited number of Terraquest Shares and an unlimited number of First Preferred Shares and Second Preferred Shares, issuable in series. At the date referred to in this table, there were no Preferred Shares outstanding.

(3) Terraquest has a stock option plan which permits the issuance of stock options to acquire up to 5,557,637 Terraquest Shares. As at December 31, 2003, 2,897,000 Terraquest Shares were reserved for issuance under the plan at exercise prices ranging from $0.24 to $0.45. See "Stock Option Plan".

(4) As at September 30, 2003, Terraquest's deficit was $6,143,454 and provision for future site restoration was $618,446 and provision for future income taxes was $752,034.

Description of Share Capital

The following is a summary of the rights, privileges, restrictions and conditions attaching to Terraquest's Terraquest Shares and preferred shares. No preferred shares are presently issued and outstanding.

Terraquest Shares

Terraquest is authorized to issue an unlimited number of Terraquest Shares without nominal or par value. The Terraquest Shares rank junior to the preferred shares. Holders of Terraquest Shares are entitled to one vote per share at meetings of shareholders of Terraquest, to receive dividends if, as and when declared by the Board and to receive pro rata the remaining property and assets of Terraquest upon its dissolution or winding-up, subject to the rights of shares having priority over the Terraquest Shares.

First Preferred Shares

The First Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. No First Preferred Shares have been issued.

Terraquest is authorized to issue an unlimited number of First Preferred Shares without nominal or par value. Holders of First Preferred Shares are not entitled to vote at meetings of the shareholders of Terraquest. Holders of First Preferred Shares are entitled to receive dividends if, as and when declared by the Board, in priority to holders of Terraquest Shares and Second Preferred Shares. In the event of a liquidation, dissolution or winding-up of Terraquest, holders of the First Preferred Shares are entitled to receive a rateable share of all distributions made in priority to the holders of the Terraquest Shares.

Second Preferred Shares

The Second Preferred Shares are issuable in series and will have such rights, restrictions, conditions and limitations as the Board may from time to time determine. No Second Preferred Shares have been issued.

Terraquest is authorized to issue an unlimited number of Second Preferred Shares without nominal or par value. Holders of Second Preferred Shares are not entitled to vote at meetings of the shareholders of Terraquest. Holders of Second Preferred Shares are entitled to receive dividends if, as and when declared by the Board subject to the priority of First Preferred Share but, in priority to holders of Terraquest Shares. In the event of a liquidation, dissolution or winding-up of Terraquest, holders of the Second Preferred Shares are entitled to receive a rateable share of all distributions made, subject to the preference of holders of First Preferred Shares but in priority to holders of Terraquest Shares.

Dividend Policy

Terraquest has not declared or paid any dividends on its Terraquest Shares since its incorporation. Any decision to pay dividends on the Terraquest Shares will be made by the board of directors on the basis of Terraquest's earnings, financial requirements and other conditions existing at such future time.

Terraquest's demand operating facility with a Canadian chartered bank provides that Terraquest may not declare a dividend without the prior approval of the bank.

Prior Sales

On November 22, 2001, Terraquest issued one Common Share to Richland at a price of $1.00 to facilitate its organization.

On January 16, 2002, 27,893,117 Terraquest Shares were issued to Richland and subsequently distributed by Richland to former shareholders of Richland pursuant to the Purchase and Sale Agreement and the Arrangement Agreement.

On February 8, 2002, Terraquest closed a private placement of 6,723,670 Terraquest Shares at a price of $0.20 per share and 2,765,464 "flow-through" Terraquest Shares at a price of $0.25 per share, for aggregate proceeds of $2,036,100.

On May 14, 2002, Terraquest closed a private placement of 5,130,000 special warrants at a price of $0.50 per special warrant, for aggregate proceeds of $2,565,000. The special warrants were subsequently exchanged for 5,130,000 Terraquest Shares.

On July 31, 2002, Terraquest closed a private placement of 11,000,000 special warrants at a price of $0.50 per special warrant, for aggregate proceeds of $5,500,000. The special warrants were subsequently exchanged for 11,000,000 Terraquest Shares.

On December 23, 2002, Terraquest completed a private placement of 2,064,126 "flow-through" Terraquest Shares at a price of $0.63 per share, for aggregate proceeds of $1,300,399.

On June 17, 2003, Terraquest closed a private placement of 10,000,000 "flow-through" Terraquest Shares at a price of $0.30 per share, for aggregate proceeds of $3,000,000.

Price Range and Trading Volume

The Terraquest Shares have been listed and posted for trading on the TSX under the trading symbol "TRQ" since February 1, 2002. The following table sets forth the reported high and low sales prices and the trading volumes for the Terraquest Shares for the periods indicated as reported by the TSX.

	High	Low	Volume
2002			
First Quarter (from February 1)	$ 0.55	$ 0.20	21,891,617
Second Quarter	0.65	0.46	7,042,493
Third Quarter	0.54	0.40	1,621,234
Fourth Quarter	0.54	0.38	2,241,674
2003			
January	0.51	0.41	1,341,535
February	0.45	0.33	1,682,339
March	0.39	0.16	2,546,807
April	0.27	0.20	4,908,901
May	0.30	0.23	3,517,813
June	0.36	0.25	2,380,212
July	0.27	0.24	1,740,800
August	0.34	0.25	536,912
September	0.31	0.29	1,154,047
October	0.30	0.27	946,529
November	0.28	0.17	5,321,270
December	0.31	0.16	5,805,182
2004			
January (to January 27)	0.33	0.24	4,191,570

Principal Shareholders

To the best of the knowledge of the directors and officers of Terraquest, the only person that owns, directly or indirectly, or exercises control or direction over Terraquest Shares carrying more than 10% of the votes attached to all of the issued and outstanding Terraquest Shares of Terraquest is as follows:

		Number of Terraquest Shares Owned		Percentage of Terraquest Shares	
Name and Address of Shareholder	**Type of Ownership**	**Before Amalgamation**	**After Amalgamation**	**Before Amalgamation**	**After Amalgamation**
James Richardson & Sons, Limited Winnipeg, Manitoba	Beneficial	8,965,000	747,083	13.7%	5.2%

Stock Option Plan

Terraquest has an incentive Common Share option plan (the "**Stock Option Plan**"). The purpose of the Stock Option Plan is to afford persons who provide services to Terraquest, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Terraquest by permitting them to purchase Terraquest Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Terraquest. The total number of shares issuable under the Stock Option Plan is 5,557,637 Terraquest Shares.

Under the Stock Option Plan, stock options ("**Options**") may be issued to directors, officers, employees of, and consultants to, Terraquest in such numbers and with vesting provisions as the Board may determine. The exercise price of Options shall not be less than the "market price" of the Terraquest Shares. For purposes of the Stock Option Plan, "market price" means the closing price of the Terraquest Shares on the stock exchange on which the shares are listed and posted for trading at the time of the grant or, if the Terraquest Shares are not then listed and posted for trading on any stock exchange, the exercise price shall be determined by the Board in its sole discretion. The maximum term for Options is ten years.

The Stock Option Plan provides that any Options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, Terraquest provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have six months to exercise such Options and further provided that if the optionee has ceased to be an employee, director or officer of, or consultant to, Terraquest for any reason, other than for cause, the optionee shall have 90 days to exercise the Options.

At no time will any one person be entitled to Options exceeding five percent of the issued and outstanding Terraquest Shares. Furthermore, Options granted to insiders of Terraquest within a one-year period will not exceed ten percent of the issued and outstanding Terraquest Shares and Options granted to any one insider and such insider and its associates within a one-year period will not exceed five percent of the issued and outstanding Terraquest Shares.

The following table sets forth information with respect to the Options outstanding under the Stock Option Plan as of January 26, 2004.

Group	Date Options Granted	Shares Under Option	Exercise Price	Closing Price One Day Prior to Grant	Expiry Date
Executive Officers	February 7, 2002	1,550,000	$ 0.24	$ 0.235	January 16, 2007
(four)	August 19, 2002	350,000	$ 0.45	$ 0.45	August 19, 2007
Directors (three)	February 7, 2002	225,000	$ 0.24	$ 0.235	January 16, 2007
	August 19, 2002	45,000	$ 0.45	$ 0.45	August 19, 2007
Employees (five)	February 7, 2002	360,000	$ 0.24	$ 0.235	January 16, 2007
	August 19, 2002	267,000	$ 0.45	$ 0.45	August 19, 2007
TOTAL		2,797,000			

Employees

Terraquest had nine full time employees as at December 31, 2003.

Selected Consolidated Financial Information

The following tables summarize selected financial information of Terraquest for the periods indicated.

Annual Data

	Nine months ended September 30, 2003	Year ended December 31, 2002
Revenues, net of Royalties	$5,555,688	$3,864,058
Net earnings (loss)	(4,081,094)	(2,062,360)
Per share basic	(0.07)	(0.05)
Per share diluted	(0.07)	(0.05)
Cash Flow	2,728,702	1,837,316
Per share basic	0.05	0.04
Per share diluted	0.05	0.04
Total assets	26,548,124	30,598,676
Bank Debt	6,060,411	3,853,001

Quarterly Data

	Nine Months ended September 30, 2003			
	March 31	June 30	September 30	Total
Revenues, net of Royalties	1,639,944	2,036,826	1,878,918	5,555,688
Net earnings (loss)	(165,488)	(212,980)	(3,702,626)	(4,081,094)
Per share basic	(0.00)	(0.01)	(0.06)	(0.07)
Per share diluted	(0.00)	(0.01)	(0.06)	(0.07)

	Year ended December 31, 2002				
	March 31	June 30	September 30	December 31	Total
Revenues, net of Royalties	309,889	510,150	1,111,604	1,932,415	3,864,058
Net earnings (loss)	(184,582)	(1,232,233)	(170,547)	(474,998)	(2,062,360)
Per share basic	(0.01)	(0.03)	0.00	(0.01)	(0.05)
Per share diluted	(0.01)	(0.03)	0.00	(0.01)	(0.05)

Management's Discussion And Analysis

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Sales and Revenue

Terraquest's sales averaged 783 boe per day in the third quarter, up 6% from 739 boe per day in the second quarter of 2003, as Terraquest's second quarter oil discovery at Little Bow came on-stream late during the quarter. Production averaged 750 boe per day for the first nine months of 2003, a 125% increase from 333 boe per day in 2002. Natural gas sales averaged 3,407 mcf per day in the third quarter and 3,530 mcf per day for the first nine months of 2003, while crude oil and liquids sales averaged 215 barrels per day ("bopd") in the third quarter and 162 bopd in the first nine months.

Continuing strong oil and gas prices resulted in gross revenues of $2,378,238 for the third quarter and $7,033,952 for the first nine months of 2003. This compares to revenues of $1,393,616 and $2,399,641 for the comparable periods of 2002, as production levels have increased significantly. The average wellhead sales price of crude oil received for the third quarter was $35.28 per barrel net of hedging, while Terraquest's natural gas price averaged $5.36 per thousand cubic feet, net of hedging. Prices for the first nine months averaged $37.37 per barrel and $5.58 per mcf.

Prices

Gas prices fell in the third quarter. Terraquest had 2.4 mmcf per day, or two-thirds of our gas production, locked in at an average of $5.40 per mcf. These hedges terminated October 31, 2003 and only one hedge

is in place, covering 950 mcf per day for the period November 1, 2003 to March 31, 2004, at a minimum price of $7.35 per mcf.

Royalties

Royalties were $499,320 in the third quarter, while royalties for the first nine months were $1,478,264 or 21.0% of sales, compared to $248,861 and $467,998 for the respective periods in 2002. Royalty rates include all overriding royalties payable. Operating expenses were $615,597 or $8.55 per boe for the quarter and $1,803,506 or $8.81 per boe for the first nine months of 2003, compared to $316,295 and $678,763 in 2002.

General and Administrative Expenses

General and administrative expenses were $166,208 or $2.31 per boe for the third quarter and $785,104 or $3.83 per boe for the first nine months of 2003, compared to $211,933 and $694,893 respectively for 2002. Depletion and depreciation expense for the third quarter of 2003 was $6,824,364, which included a $5,080,000 ceiling test write-down as a result of lower oil and gas prices at quarter end, lower reserve additions for 2003 and a high cost base. With the ceiling test write-down, depletion and depreciation expense for the nine months ended September 30, 2003 was $9,287,380, compared to $3,291,039 in 2002. Future taxes for the nine-month period reflect a recovery of $2,709,615, as a result of the loss recorded for the period and a $1,980,000 tax recovery relating to the ceiling test write-down. Terraquest has approximately $20.8 million of tax pools available to shelter future income.

Cash Flow and Earnings (Loss)

Cash flow from operations for the third quarter was $1,034,489 or $0.03 per share, while the nine-month total was $2,728,702 or $0.05 per share. This compares to cash flow of $688,987 or $0.02 per share for the third quarter of 2002 and $659,848 or $0.02 per share for the first nine months of 2002. Terraquest recorded a net loss in the third quarter of 2003 of $3,702,626 or $0.06 per share and a net loss of $4,081,094 or $0.07 per share for the first nine months, compared to 2002 net losses of $170,547 or $nil per share in the third quarter and $1,587,362 or $0.04 per share for the first nine months. The net losses are the result of high depletion charges, including the $3,100,000 net write-down of assets in the third quarter of 2003.

Capital Expenditures

Net capital expenditures for the third quarter were $1,837,842, bringing total capital spending for the nine-month period to $6,142,956, compared to $16,154,026 in the first nine months of 2002. Terraquest participated in drilling 12 wells in the first nine months, resulting in 3 oil wells (1.5 net), 6 gas wells (5.0 net) and three abandoned wells (2.0 net). Terraquest had net debt of $6,199,419 at September 30, 2003, consisting of bank debt of $6,060,411 and a working capital deficit of $139,008.

Shares Outstanding

The weighted average shares outstanding were 65.6 million basic and 66.7 million fully diluted for the third quarter and 59.5 million basic and 61.8 million fully diluted year to date. There are currently 65.6 million shares and 2.9 million stock options outstanding.

Year-Ended December 31, 2002

Beginning operations with 150 boe per day of production and 85,000 acres of land Terraquest's business plan for 2002 was to evaluate its large land position and build critical mass in Terraquest. To accelerate that process, Terraquest acquired Approach effective August 2, 2002, for $9.5 million cash and the assumption of a $2.0 million working capital deficiency. That acquisition provided 700 boe per day of

new production, 90% of which was gas, along with 5,000 acres of undeveloped land. The operations of Approach have been included from August 2, 2002.

Sales and Revenue

With the Approach acquisition completed, Terraquest's sales averaged 885 boe per day in the fourth quarter, up from 636 boe per day in the third quarter. Production for the year ended December 31, 2002 averaged 492 boe per day, as production was minimal earlier in the year. Natural gas sales averaged 4,632 mcf per day in the fourth quarter and 2,323 mcf per day for the year, while crude oil and liquids sales averaged 113 barrels per day ("bbls/d") for the fourth quarter and 105 bbls/d for the year.

Prices

Strong oil prices and recovering gas prices, coupled with increasing production, resulted in net revenues of $1,932,415 for the fourth quarter and $3,864,058 for the year. The average wellhead sales price of crude oil for the fourth quarter was $41.34 per barrel and for the year was $40.15 per barrel, while Terraquest's natural gas price averaged $4.80 per mcf in the fourth quarter, and $4.19 per mcf for the year.

Royalties

Royalties, net of the Alberta Royalty Tax Credit, were $549,234 in the fourth quarter and $1,017,232 for the year, representing 20.8% of sales. Royalty rates include all overriding royalties payable.

Operating Expenses

Operating expenses were $528,150 for the quarter and $1,206,913 or $7.00 per boe for the year 2002, down from $11.20 per boe in the first half of the year.

Marketing and Risk Management

Terraquest markets its crude oil and natural gas in Alberta to three major aggregators, to diversify its credit exposure. Other than the fixed price contracts noted on the next page, all commodities are sold pursuant to short-term contracts. Terraquest regularly reviews its sales portfolio and engages in hedging activities on up to 50% of sales, to protect its cash flow from fluctuating commodity prices. In 2002, these hedging activities resulted in an increase in revenues of $30,000.

General and Administrative Expenses
General and administrative expenses were $788,788 or $4.58 per boe for the year.

Interest Expense

Interest expense for 2002 was $141,276, including all bank fees and charges. Average debt for the period was $1.8 million.

Site Restoration

Terraquest provides for the estimated future costs of site restoration and abandonment on a unit of production basis. At year-end, Terraquest's engineers have estimated that total future costs will be $1.5 million. The 2002 results reflect a $190,664 provision for the cost of future site restoration.

Depletion and Depreciation

Depletion and depreciation expense for 2002 was $5,208,313, which includes a $1,815,000 ceiling test write-down at June 30, 2002. The ceiling test write-down reflects the relatively high cost base transferred to Terraquest from Richland and lower gas prices at the end of June.

Taxes

The future tax recovery for the year of $1,499,301 reflects the loss recorded for the period. Terraquest had approximately $19.2 million of tax pools available at December 31, 2002 to shelter future income.

Tax pool additions in 2003 will be reduced by $1.3 million as a result of a flow-through share issuance completed in December 2002.

Cash Flow and Net Loss

Cash flow from operations for the fourth quarter was $1,177,468 or $0.02 per share, while the total for 2002 was $1,837,316 or $0.04 per share. Terraquest incurred a net loss during its first year of $2,062,360 or $0.05 per share, largely as a result of depletion charges and the mid-year ceiling test write-down. The net loss for the fourth quarter was $474,998 or $0.01 per share, as depletion charges overshadowed revenue gains.

Shares Outstanding

The weighted average diluted shares outstanding were 53.7 million in the fourth quarter and 43.2 million for the year. There are currently 55.6 million shares and 3.1 million stock options outstanding.

Capital Expenditures

Net capital expenditures in 2002 were $17,789,821, including $11,515,934 for the acquisition of Approach Energy Inc. Of the total capital expenditures, $773,602 was spent on land and seismic activities. A total of $4,518,253 was spent drilling 12 wells, with a 58% success rate, resulting in one oil well and six gas wells, while $434,427 was spent on workovers, facilities and equipment.

Liquidity and Capital Resources

At September 30, 2003, Terraquest had net debt of $6.2 million, with a $7.0 million line of credit. The combination corporate cash flow and the undrawn line of credit are sufficient to fund planned capital expenditures, which are net of projects farmed out to Masters.

Outlook

Terraquest is proceeding to tie in a recently drilled gas well in the Badger area of southern Alberta, which is expected to come on production at rates of 500 mcf per day net to Terraquest. On the exploration front, Terraquest has farmed out an exploratory well in the Eaglesham area of west central Alberta, which is drilled and awaiting testing. At Edson, in west central Alberta, Terraquest has a ten percent interest in 2.5 sections, where a dual Elkton/Banff gas target should be drilled in the first quarter. In the Ethyl Lake area, also in west central Alberta, Terraquest and its partners have identified eight drilling locations and plan to drill three gas targets early in 2004, with capital costs on this project having been farmed out to Masters. Terraquest expects production from these wells, if successful, to be on-stream prior to spring break-up.

Directors and Officers

Name and Municipality of Residence	Position with Terraquest	Director Since	Principal Occupation
R. James Brown Calgary, Alberta	Vice President Finance and Chief Financial Officer and Director	January 2002	Vice-President, Finance and Chief Financial Officer of Terraquest since January 16, 2002. Prior thereto, Vice-President, Finance and Chief Financial Officer of Richland (oil and gas company) from 1997 to January 2002. From 1995 to 1997 Mr. Brown was Vice President of Finance and Chief Financial Officer of Dorset Exploration Ltd. (oil and gas company).
Lorenzo Donadeo (1)(2) Calgary, Alberta	Director	January 2002	Executive Vice President and Chief Operating Officer of Vermillion Resources Ltd. (oil and gas company) since December 2000 and prior thereto Executive Vice President of Vermillion Resources Ltd. from February 1995.
Kerry D. Lyons Calgary, Alberta	President and Chief Executive Officer and Director	December 2001	President and Chief Executive Officer of Terraquest since January 16, 2002. Prior thereto, President and Chief Executive Officer of Richland (oil and gas company) from March 1999 and prior thereto Executive Vice President and Chief Operating Officer of Richland from November 1997. Prior thereto Mr. Lyons was Vice President, Engineering at Newport Petroleum Corporation (oil and gas company).
Bill Maslechko (1)(2) Calgary, Alberta	Director	January 2002	Partner, Burnet, Duckworth & Palmer LLP (law firm).
Robert G. Puchniak (1)(2) Winnipeg, Manitoba	Chairman	January 2002	Executive Vice President and Chief Financial Officer of James Richardson & Sons, Limited (private investment and holding company) since 2001 and prior thereto Vice President, Finance and Investment of James Richardson & Sons, Limited since 1996.
Tim F. Jerhoff Calgary, Alberta	Vice President Engineering	–	Vice President, Engineering of Terraquest since January 16, 2002. Prior thereto, Vice President, Engineering and Corporate Development of Richland (oil and gas company) from April 1999 and prior thereto Manager, Exploitation at Richland from December 1997.
John S. Kanderka Calgary, Alberta	Vice President, Land	–	Vice President, Land of Terraquest since January 16, 2002. Prior thereto, Vice President, Land of Richland (oil and gas company) since 1998 and prior thereto Land Manager with Dorset Exploration Ltd. (oil and gas company) and Vice President, Land of Baytex Energy Ltd. (oil and gas company).

Notes:

(1) Audit Committee member.

(2) Compensation Committee member.

(3) Terraquest does not have an executive committee

The directors and officers of Terraquest, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 5,094,140 Terraquest Shares or 7.8% of the Terraquest Shares outstanding.

Executive Compensation

Compensation Committee

Terraquest's directors have had a standing Compensation Committee (the "**Committee**") since inception. The Committee is composed of three directors, all of whom are unrelated.

The Committee is charged with the periodic review of Terraquest's compensation policies and makes recommendations with respect to the compensation of the executive officers and senior personnel of Terraquest, including those named in the Summary Compensation Table included herein (the "Named Executive Officers"), to the board of directors, which has final approval on compensation matters.

Compensation Committee Report on Compensation

TO: The Shareholders of Terraquest Energy Corporation

Terraquest's executive officer compensation program is generally the same for all key employees. The program consists of three major components: (i) salary and benefits, (ii) Common Share options, and (iii) cash bonuses.

The compensation program is intended to provide a base salary competitive within the oil and gas industry among similar sized companies. Terraquest's policy in respect of the granting of options is to allow Terraquest to attract and retain key technical and managerial personnel in a competitive industry environment and to promote entrepreneurship amongst employees.

Terraquest reviews compensation data of similar sized companies in determining salary levels for all positions including executive officers. Share options are considered an integral part of Terraquest's compensation program in that they provide an incentive for innovation and entrepreneurship among employees.

Cash bonuses and option grants are determined by the Compensation Committee subjectively taking into account each executive's salary, position and performance and then submitted to the board of directors for approval.

Compensation of the Chief Executive Officer was approved by the board of directors.

Share Option Plan

Upon the recommendation of the Committee and approval by the board of directors, share options are granted under Terraquest's share option plan to new directors, officers and key employees, usually upon their commencement of employment with Terraquest. Additional grants are made periodically, consistent with the individual's level of responsibility and performance within Terraquest. Share options are priced at the trading price of the Terraquest Shares on the date of grant and generally vest over two years after the date of grant and expire five years after the date of grant.

Total option grants are presently limited to a number of shares permitted under the rules of the Toronto Stock Exchange. Grant sizes are, therefore, determined by factors including the number of eligible individuals currently under the option plan and future hiring plans of Terraquest.

The share option plan is designed to motivate executives and other key employees to focus on the long-term interests of Terraquest, and its shareholders, by providing the potential for long-term employee reward and above-average total compensation when all shareholders receive above-average long-term Common Share price performance.

Performance Bonus Plan

All employees, including executive officers, participate in the performance bonus plan. The purpose of the plan is to reward all employees in those years when Terraquest has demonstrated significant growth in shareholder value. This is a subjective determination made by the board of directors. Awards, made as a percentage of the previous year's salary, are determined by the board of directors based upon the recommendations of the Committee. $118,000 in bonus awards were made in respect of the year ended December 31, 2002.

Summary

The Committee believes that Terraquest's compensation policies have allowed Terraquest to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of creating and enhancing shareholder value. The Committee believes that long-term shareholder value is enhanced by compensation based upon individual and corporate performance achievements. Through the plans described above, a significant portion of Terraquest's executive compensation is based on individual and corporate performance, as well as industry-competitive pay practices.

Submitted by the Compensation Committee: Lorenzo Donadeo, Robert G. Puchniak and Bill Maslechko.

Performance Graph

The following graph illustrates Terraquest's cumulative shareholder return over the period indicated, as measured by the closing price of the Terraquest Shares at the end of each financial year, assuming an initial investment of $100, compared to the TSX 300 Composite Index and the TSX Oil and Gas

CUMULATIVE VALUE OF A $100 INVESTMENT


250
200
150
100
50
0
Feb. 1, 2002
Dec. 31, 2002
S&P/TSX Comp
S&P/TSX Energy
Terraquest

Producers Index.

	February 1, 2002	December 31, 2002
Terraquest Energy Corporation	100	192
TSX 300 Composite Index	100	86
TSX Oil and Gas Producers Index	100	113

Compensation of Named Executive Officers

The table below sets forth compensation in respect of the Chief Executive Officer and the other senior officers of Terraquest whose salary and bonus for the financial year ended December 31, 2002 exceeded $100,000 (collectively the "Named Executive Officers") for each of Terraquest's last three financial years.

Name and Principal Position	Year	Annual Compensation			Long-term Compensation	
		Salary	Bonus	Other Annual Compensation	Shares under Options Granted	All Other Compensation
		($)	($)	($)	(#)	($)
Kerry D. Lyons President and Chief Executive Officer	2002	95,833	30,000	(1)	675,000	–
R. James Brown Vice-President, Finance and Chief Financial Officer	2002	91,667	20,000	(1)	425,000	–
Tim F. Jerhoff Vice President, Engineering	2002	95,833	15,000	(1)	375,000	–
John S. Kanderka Vice-President, Land	2002	95,833	15,000	(1)	425,000	–

Note:

(1) The value of perquisites and benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officer's salary and bonus.

Option Grants

The following table details the grants of options to purchase Terraquest Shares of Terraquest to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted	% of Total Options Granted in Financial Year	Exercise Price	Market Value of Terraquest Shares on the Date of Grant	Expiry Date
	(#)	(%)	($/share)	($/share)	
Kerry D. Lyons	550,000	21.8%	$0.24	$0.24	January 16, 2007
	125,000		$0.45	$0.45	August 19, 2007
R. James Brown	350,000	13.7%	$0.24	$0.24	January 16, 2007
	75,000		$0.45	$0.45	August 19, 2007
Tim F. Jerhoff	300,000	12.1%	$0.24	$0.24	January 16, 2007
	75,000		$0.45	$0.45	August 19, 2007
John S. Kanderka	350,000	13.7%	$0.24	$0.24	January 16, 2007
	75,000		$0.45	$0.45	August 19, 2007

Note:

(1) The options vest over the period ending on the third anniversary of the date of grant.

Option Exercises

The following table sets forth information with respect to options exercised by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2002.

			Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options(1)(2)	
Name and Principal Position	**Options Exercised**	**Aggregate Value Realized**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
	(#)	($)	(#)	(#)	($)	($)
Kerry D. Lyons	nil	N/A	137,500	537,500	33,000	102,750
R. James Brown	nil	N/A	87,500	262,500	21,000	65,250
Tim F. Jerhoff	nil	N/A	75,000	225,000	18,000	56,250
John S. Kanderka	nil	N/A	87,500	262,500	21,000	65,250

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Terraquest Shares on the Toronto Stock Exchange on December 31, 2002, which was $0.48 per share.

(2) "In-the-money" means that the market value of the Terraquest Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

No compensation is currently paid to non-management directors in their capacity as such, nor are directors paid for attendance at board meetings. At April 29, 2003, non-management directors held an aggregate of 270,000 options to purchase Terraquest Shares exercisable at prices ranging from $0.24 to $0.45 per share.

Employment Contracts and Termination of Employment Arrangements

Terraquest has entered into change in control agreements with its Chief Executive Officer and its three other executive officers which provide that, in the event of termination of the executive's employment after a change in control of Terraquest without just cause (as defined in the agreements), the executive is entitled to terminate his employment and receive an amount equal to the executive's annual salary (two times the executive's salary for the President and Chief Executive Officer) and certain additional amounts. An aggregate payment of $667,924 will be made under the agreements on completion of the Amalgamation.

Indebtedness of Directors and Senior Officers

Management of Terraquest is not aware of any indebtedness outstanding by any of the directors, executive officers or senior officers of Terraquest or any of their associates to Terraquest, or any guarantees, support agreements, letters of credit or similar arrangements provided by Terraquest or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of Terraquest.

Interests of certain persons and Companies in matters to be acted upon

Management of Terraquest is not aware of any material interest of any director, or nominee for director, or senior officer, or anyone who has held office as such, since the beginning of Terraquest's last financial year, or any associates or affiliates of any of the foregoing, in any matter to be acted on at the Meeting.

Conflicts Of Interest

Certain directors of Terraquest are associated with other companies, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with Terraquest are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Terraquest.

Risk Factors

Terraquest's securities should be considered highly speculative due to the nature of Terraquest's business and the present stage of its development. An investor should consider carefully the risk factors relating to Amalco set out in the Information Circular under "Part VII - Other Matters, Risk Factors" which are applicable to Terraquest. In addition, investors should carefully review and consider all other information contained in this Information Circular before making an investment decision. An investment in securities of Terraquest should only be made by persons who can afford a significant or total loss of their investment.

Industry Conditions

The industry conditions relating to Amalco set out in the Information Circular under "Part VII - Other Matters, Industry Conditions" are applicable to Terraquest.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Terraquest since its incorporation which can reasonably be regarded as presently material are the following:

(a) the Pre-Acquisition Agreement dated December 30, 2003;

(b) the Amalgamation Agreement;

(c) agreements with the holders of certain Terraquest Options relating to the cancellation thereof; and

(d) an agreement of purchase and sale dated December 20, 2003 with Masters relating to the NAL Properties.

Legal Proceedings

To the knowledge of management, Terraquest is not a party to, nor are any of Terraquest's properties subject to, any material legal proceedings.

Interest of Experts

None of Burnet, Duckworth & Palmer LLP, Borden Ladner Gervais LLP, Collins Barrow Calgary LLP, or McDaniel, has received or will receive a direct or indirect interest in the property of Terraquest or of any associate or affiliate of Terraquest. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of Terraquest and its associates and affiliates. In addition, except for Mr. Maslechko, a partner of Burnet, Duckworth & Palmer LLP who is a director of Terraquest, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Terraquest or of any associates or affiliates of Terraquest.

Interest of Management in Material Transactions

No director, executive officer, or principal holder of securities as described under "Principal Shareholders" or any associate or affiliate or the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Terraquest or any of its affiliates, except as otherwise disclosed herein. Mr. Maslechko, a director of Terraquest, is a partner of Burnet, Duckworth & Palmer LLP which firm receives fees for legal services provided to Terraquest.

Auditors, Registrar And Transfer Agent

The auditors of Terraquest are Collins Barrow Calgary LLP, Chartered Accountants, Suite 1400, 777 - 8th Avenue S.W., Calgary, Alberta, T2P 3R5

Valiant Trust Company, at its principal offices in Calgary, Alberta and Equity Transfer Services, Inc., Toronto, Ontario, is the registrar and transfer agent for the Terraquest Shares of Terraquest.

APPENDIX G
INFORMATION CONCERNING MASTERS ENERGY INC.

General

Masters was incorporated under the ABCA on August 28, 2003.

The head office of Masters is located at Suite 520, 736-6th Avenue S.W., Calgary, Alberta, T2P 3T7.

No securities of Masters are listed on any stock exchange.

Business of Masters

General Development

Masters is a Calgary, Alberta based oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves, primarily in the province of Alberta.

Senior management of Masters is comprised of persons who were the senior management of Sunfire Energy Corporation until its sale to Tusk Energy Inc. in June 2003.

The initial shareholder of Masters was Geoff C. Merritt who was issued one Masters Share at incorporation.

On October 28, 2003 and November 25, 2003 Masters completed through Tristone Capital Inc. as agent, a private placement of 17,752,000 Masters Special Warrants of which 1,750,000 were flow-through Masters Special Warrants, for $1.00 per Masters Special Warrant for aggregate gross proceeds of $17,752,000. Each Masters Special Warrant is exercisable, without additional consideration for one Masters Share.

On December 22, 2003, with an effective date of December 1, 2003, Masters completed the acquisition of the NAL Properties from Terraquest.

On December 30, 2003, Masters and Terraquest entered into the Pre-Acquisition Agreement and on January 27, 2004, Masters and Terraquest entered into the Amalgamation Agreement.

Personnel

As at January 27, 2004, Masters had 6 employees at its head office in Calgary.

Oil and Gas Operations

Masters Producing Properties

Little Bow, Alberta

Masters purchased a property at Little Bow on December 22, 2003. Little Bow is located 50 miles north of Lethbridge, Alberta. Masters has an average working interest of 70% in 6,400 acres of developed land and 20 producing wells in the area. Total proved reserves were estimated by McDaniel & Associates to be 996,100 BBLS of crude oil and 454.7 mmcf of gas as at December 1, 2003. Production averaged 475 BBLS/D of crude oil and 220 mcf/d of natural gas in 2003.

Brazeau, Alberta

Brazeau is located approximately 40 miles west of Drayton Valley, Alberta. Masters earned a 40% working interest in 640 acres of land in January 2004. The interest was earned by fracture stimulating a well in the area. The well is capable of 500 mcf/d of gas production and 25 BBLS/D of liquids and is expected to be onstream in February 2004.

Eaglesham, Alberta

Masters earned a 50% working interest in 2560 acres of land held by Terraquest at Eaglesham by drilling an exploratory well. The well was drilled mid-January 2004, has been cased, and is awaiting completion scheduled for February 2004. Eaglesham is located 75 miles northeast of Grande Prairie, Alberta.

Ethyl Lake

Masters will earn a 16½% working interest in 5,760 acres of land held by Terraquest in Ethyl Lake, 30 miles northeast of Swan Hills. The lands will be earned by drilling three wells in January 2004.

Edson

Masters has a 20% working interest in 2.5 sections of undeveloped land in the Edson area, 100 miles west of Edmonton. An exploratory well targeting the Banff and Elkton formations is expected to be drilled in Q2/Q3 of 2004.

Oil and Natural Gas Wells

The following table summaries Masters' interests as at January 27, 2004 in wells which are producing or which Masters considers to be capable of production.

Wells	Working Interest (%)	Status
Little Bow		
12-33-014-18W4	50	Producing Oil Well
13-33-014-18W4	50	Producing Oil Well
10-32-014-18W4	100	Producing Oil Well
11-32-014-18W4	100	Producing Oil Well
13-32-014-18W4	100	Producing Oil Well
16-32-014-18W4	100	Producing Oil Well
02-32-014-18W4	100	Producing Oil Well
06-32-014-18W4	100	Producing Oil Well
10-32-014-18W4	100	Producing Oil Well
04-05-015-18W4	100	Producing Oil Well
08-06-015-18W4	100	Producing Oil Well
04-05-015-18W4	100	Producing Oil Well
07-06-015-18W4	100	Producing Oil Well
05-28-014-18W4	12.5	Producing Oil Well
12-28-014-18W4	12.5	Producing Oil Well
09-29-014-18W4	12.5	Producing Oil Well
16-29-014-18W4	12.5	Producing Oil Well
13-28-014-18W4	12.5	Producing Oil Well
07-06-015-18W4	100	Producing Gas Well
14-06-015-18W4	100	Producing Gas Well
Easlesham		
10-08-077-24W5	100	Potential Gas Well

Wells	Working Interest (%)	Status
Brazeau		
03-27-048-12W5	40	Potential Gas Well

Undeveloped Land Holdings

The undeveloped land holdings of Masters as at January 27, 2004 are set forth in the following table:

	Gross Acres	Net Acres
Brazeau	640	256
Ethyl Lake	5,760	950
Eaglesham	2,560	1,280
Edson	1,600	320
Little Bow	640	420
	11,200	3,326

Oil and Natural Gas Reserve Estimates

The following tables summarize Masters' reserves at December 1, 2003, based on an independent reserve evaluation report (the "**McDaniel Report**") prepared by McDaniel & Associates Consultants Ltd. ("**McDaniel**") dated January 26, 2004.

The following tables, based on the McDaniel Report, shows the estimated share, as at the dates indicated, of Masters' crude oil, natural gas and NGL reserves and the present value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated. The present values for the constant dollar case are higher than for the escalated price case as the prices in the escalated price case are reduced in the first few years, before being escalated.

All evaluations of the present worth of estimated future net revenue in the McDaniel Report are stated after provision for estimated future capital expenditures and prior to provision for income taxes and indirect costs. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Masters' crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual reserves may be greater than or less than the estimates provided herein.

Estimated Reserves and Present Worth Value
(Based on Escalated Prices as at December 1, 2003)

	Company's Share of Reserves						Present Worth of Future net Pre-Tax Flows ($M)			
	Crude Oil (mbbls)		Natural Gas (mmcf)		NGLs (mbbls)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
Proved Reserves										
Producing	984	882	452	318	1	–	7,066	5,939	5,455	5,033
Non-Producing	12	10	2	1	–	–	31	33	33	34
Total Proved	996	892	454	319	1	–	7,097	5,972	5,488	5,067
Probable	133	119	62	43	–	–	1,066	628	495	398
Established	1,129	1,011	516	362	1	–	8,163	6,600	5,983	5,465

Estimated Reserves and Present Worth Value
(Based on Constant Prices as at December 1, 2003)

	Company's Share of Reserves						Present Worth of Future net Pre-Tax Flows ($M)			
	Crude Oil (mbbls)		Natural Gas (mmcf)		NGLs (mbbls)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
Proved Reserves										
Producing	984	869	452	317	1	–	7,393	5,971	5,412	4,942
Non-Producing	12	10	2	2	–	–	25	26	27	27
Total Proved	996	879	454	319	1	–	7,418	5,997	5,439	4,969
Probable	133	117	62	43	–	–	1,113	631	490	390
Established	1,129	996	516	362	1	–	8,531	6,628	5,929	5,359

Notes:

(1) "**Gross**" means Masters' working interests and/or royalty interests share of reserves before deducting royalties owned by others. "**Net**" means Masters' working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniels of these and other factors necessary to estimate provincial and other royalties.

(2) "**Proved reserves**" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Masters' reserves in the area.

(3) "**Proved producing reserves**" means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Masters' reserves in the area.

(4) "**Proved non-producing reserves**" are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5) "**Proved undeveloped reserves**" are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6) "**Probable additional reserves**" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. In the reserve summaries above, a risk adjustment factor of 50% has been applied to probable reserves to allow for geological and engineering risks associated with those reserves.

(7) The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on a December 1, 2003 WTI oil price of US$30.57 per barrel and an average Alberta natural gas price of Cdn$5.13 per thousand cubic feet. Prices, production and capital costs have not been adjusted for the effects of inflation.

Escalated prices used based on McDaniel's price forecasts at July 1, 2003 are as follows:

	Crude Oil		Natural Gas
	WTI at Cushing	**Light Sweet Crude at Edmonton** (7)	**Average Alberta** (7)
	$US/barrel	$Cdn/barrel	$Cdn/MMBTU
2003	28.00	37.60	7.15
2004	25.00	34.70	5.90
2005	24.00	33.20	4.90
2006	23.00	31.80	4.65
2007	23.30	32.20	4.55
2008	23.80	32.90	4.60
2009	24.30	33.60	4.70
2010	24.80	34.30	4.80
2011	25.30	35.00	4.90
2012	25.80	35.70	5.00
2013	26.30	36.40	5.10
2014	26.80	37.00	5.15
2015	27.30	37.70	5.25
2016	27.80	38.40	5.35
2017	28.40	39.30	5.50
2018	29.00	40.10	5.60
2019	29.60	40.90	5.70
2020	30.20	41.70	5.85
2021	30.80	42.60	5.95
2022	31.40	43.40	6.05
Thereafter	31.40	43.40	6.05

(8) The Canadian dollar exchange rate for United States dollars is assumed to be $0.725 U.S. =$1.00 CDN for 2003 and $0.70 U.S. = $1.00 CDN from 2003 for the life of the forecast.

(9) Capital and operating costs were escalated from 2003 values using inflation forecasts of 2% per year in the escalated price cases.

(10) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in both the escalated and constant price cases are $nil.

(11) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(12) ARTC has been included in this analysis in the corporate cash flows.

Average Daily Production Volume

Masters did not have any production volumes prior to the purchase of the Little Bow property on December 22, 2003. From December 22, 2003 until January 27, 2004 average daily production volumes from the Little Bow property were:

Oil production 480 bbls/d
Gas production 400 mcf/d

Selected Financial Information

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with Master's audited financial statements for the period ended November 30, 2003 which are included at Appendix J of the Information Circular.

For the period from incorporation, August 28, 2003 to November 30, 2003, revenue for the period consisted of interest income on the proceeds from the financing which closed on October 28 and November 25, 2003.

Expenses for the period included General and Administrative Costs of $106,495.00. General and Administrative costs included costs to establish the new office and salaries during the period.

Capital expenditures totalled $41,070 for the purchase of computers, computer software and office equipment.

Masters has a commitment under a lease on its office premises expiring August, 2005 for $45,712 in 2004 and $34,284 in 2005 exclusive of operating costs.

Capitalization

Masters is authorized to issue an unlimited number of Masters Shares. Holders of Masters Shares are entitled to one vote per share at meetings of shareholders of Masters, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Masters upon its dissolution or winding-up, subject to the rights of shares having priority over the Masters Shares. As at January 27, 2004, there was one Masters Share issued and outstanding and held by Geoff C. Merritt.

As at January 27, 2004, there were an aggregate of 17,752,000 Masters Special Warrants outstanding. 1,750,000 of the Masters Special Warrants are flow through special warrants whereby Masters is required to incur and renounce in favour of the holders qualifying expenditures in an amount equal to the purchase price of such flow through Masters Special Warrants.

The Masters Special Warrants were issued in October and November 2003 at a price of $1.00 per special warrant. Each Masters Special Warrant entitles the holder, on exercise or deemed exercise, without payment of additional consideration, to one Masters Share. Any Masters Special Warrants not exercised prior to 5:00 p.m. (Calgary time) (the "Expiry Time") on the earlier of (i) the fifth business day following the date on which the Masters Shares have become listed and posted for trading as freely tradeable shares in the provinces of British Columbia, Alberta and Ontario on a recognized Canadian stock exchange, and (ii) October 28, 2004 shall be deemed to be exercised immediately prior to the Expiry Time. If the Masters Shares have not become so listed and posted for trading on or before October 28, 2004, any Masters Special Warrants not exercised prior to the Expiry Time will be deemed to be exercised immediately prior to the Expiry Time on the basis of 1.1 Masters Shares for each Masters Special Warrant, other than flow through Masters Special Warrants which shall be deemed exercised immediately prior to the Expiry Time on the basis of one Masters Share for each Masters Special Warrant.

Masters is also authorized to issue an unlimited number of Preferred Shares in one or more series. The board of directors of Masters may, from time to time before the issue thereof, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the shares of each series of Preferred Shares. Preferred Shares shall be entitled to priority over the Masters Shares with respect to the payment of dividends and the distribution of assets or return of capital of Masters upon its liquidation, dissolution or winding-up. Currently, no series of Preferred Shares has been designated and there are no Preferred Shares outstanding.

Options and Performance Warrants

Masters has a stock option and performance warrant plan, pursuant to which the board of directors may, from time to time, grant Masters Options or Masters Performance Warrants to purchase Masters Shares to directors, officers, employees and consultants of Masters. The exercise price for Masters Options or Masters Performance Warrants is fixed by the board of directors at the time of grant, [but can not be less than the market price of the Masters Shares as defined in the plan.] A maximum of 1,775,200 and 2,000,000 Masters Shares are issuable under the stock option plan and performance warrant plan, respectively. As at January 27, 2004, there were 1,150,000 Masters Options exercisable for Masters Shares with an exercise price of $1.00 and 2,000,000 Masters Performance Warrants exercisable for Masters Shares at exercise prices ranging from $1.00 to $2.25 per Masters Shares outstanding.

The table below provides details of the outstanding Masters Options and Masters Performance Warrants to purchase Masters Shares held by the directors, officers, employees and consultants of Masters as at January 26, 2004.

Group	Number of Options	Exercise Price	Expiry Date
Directors who are not also Executive Officers (3 in total)	110,000	$1.00	December 22, 2008
Executive Officers (2 in total)	440,000	$1.00	December 22, 2008
Employees (4 in total)	600,000	$1.00	December 22, 2008

Group	Number of Performance Warrants	Exercise Price	Expiry Date
Directors who are not	18,000	$1.00	October 28, 2008
also Executive Officers	18,000	$1.25	October 28, 2008
(3 in total)	27,000	$1.50	October 28, 2008
	27,000	$1.75	October 28, 2008
	45,000	$2.00	October 28, 2008
	45,000	$2.25	October 28, 2008
Executive Officers	78,000	$1.00	October 28, 2008
(2 in total)	78,000	$1.25	October 28, 2008
	117,000	$1.50	October 28, 2008
	117,000	$1.75	October 28, 2008
	195,000	$2.00	October 28, 2008
	195,000	$2.25	October 28, 2008
Employees	104,000	$1.00	October 28, 2008
(4 in total)	104,000	$1.25	October 28, 2008
	156,000	$1.50	October 28, 2008
	156,000	$1.75	October 28, 2008
	260,000	$2.00	October 28, 2008
	260,000	$2.25	October 28, 2008

Upon the Amalgamation becoming effective, the holders of Masters Options and Masters Performance Warrants will be entitled on exercise to that number of Amalco Shares equal to one-half the number of Masters Shares to which the holder was previously entitled and the exercise price will be doubled. The Masters Options as so adjusted will be options outstanding under the Amalco Option Plan and will be taken into account in determining the maximum number of Amalco Shares which may be reserved for issuance under the Amalco Option Plan. The Masters Performance Warrants as so adjusted will constitute the total number of performance warrants issuable under the performance warrant plan of Amalco, such performance warrants will be fully issued and no further performance warrants will be issuable thereunder.

Prior Sales of Masters Shares

On August 28, 2003, one Masters Share was issued to Geoff C. Merritt for $1.00.

On October 28, 2003 and November 25, 2003, Masters issued an aggregate of 17,752,000 Masters Special Warrants, 1,750,000 of which were flow-through Masters Special Warrants, for gross proceeds of

$17,752,000. Each Masters Special Warrant is exercisable, without additional consideration, for one Masters Share.

Ownership of Masters Securities

To the knowledge of the directors and senior officers of Masters, as at January 27, 2004, Geoff C. Merritt owned the one outstanding Masters Share and no person or company beneficially owned, directly or indirectly, or exercise control and direction over, more than 10% of the outstanding Masters Special Warrants. Certain limited partnerships managed by corporations related to Longbow Capital Inc. hold an aggregate of 4,000,000 Masters Special Warrants, being 22.5% of those outstanding.

Directors and Officers

The name, municipally of residence and principal occupation during the last five years of each of the directors and officers of Masters are as follows:

Name and Residence	Position Held with Masters	Principal Occupation During Previous Five Years
Geoff C. Merritt Calgary, Alberta	President, CEO, Director	President and Chief Executive Officer of Masters. Until June 30, 2003, President and Chief Executive Officer of Sunfire Energy Corporation, a publicly traded oil and gas corporation.
Douglas H. Mitchell Calgary, Alberta	Chairman, Director	Co-Chairman of Borden Ladner Gervais LLP, Barristers & Solicitors.
William R. Stedman Calgary, Alberta	Director	Chairman and CEO of ENTx Capital Corporation. From November 1997 to December 1999 President and Chief Executive Officer of Pembina Pipeline Corporation.
Fred Coles Calgary, Alberta	Director	President of Menehune Resources Ltd., a private oil and gas company. From 1994 to March, 2002, Executive Chairman of Applied Terravision Systems Inc., a computer software development company.
Peter Goodman Cochrane, Alberta	Controller	Controller of Masters. Until June 30, 2003, Vice-President of Sunfire Energy Corporation, a publicly traded oil and gas corporation.

All of the directors, other than Mr. Coles, were previously directors of Sunfire Energy Corporation. The term of office of all directors will expire at the next annual meeting of the holders of Masters Shares.

As at January 27, 2004, the directors and management as a group beneficially owned, directly or indirectly, or exercised control or direction over 2,035,000 Masters Special Warrants representing approximately 11.5% of the outstanding Masters Special Warrants.

In addition to the directors and officers named above, the Masters management team includes the following persons, all of whom were previously employed by Sunfire Energy Corporation: Russ Feschuk, Engineering Manager; Gord Turner, Manager Exploration; Lorne Brack, Manager, Geophysics; Les Burden, Manager, Land and Colleen Huntley, Officer Manager.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Masters are subject in connection with the operations of Masters. In particular, certain of the directors and officers of Masters are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Masters or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Masters.

Any conflicts will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement except as provided by the ABCA.

Executive Compensation

The table below sets forth compensation in respect of the Chief Executive Officer of Masters for the period from incorporation on August 28, 2003 to December 31, 2003.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Shares under Options Granted**	**All Other Compensation**
		($)	($)	($)	(#)	($)
Geoff C. Merritt, President and Chief Executive Officer	2003	$17,126	-	-	810,000[(1)]	-

Notes:

(1) Shares under options granted are comprised of (i) options to acquire 290,000 Masters Shares at an exercise price of $1.00 per share expiring December 22, 2008, and (ii) performance warrants to acquire 520,000 Masters Shares expiring October 28, 2008 at an exercise price of $1.00 for 52,000 performance warrants, $1.25 for 52,000 performance warrants, $1.50 for 78,000 performance warrants, $1.75 for 78,000 performance warrants, $2.00 for 130,000 performance warrants and $2.25 for 130,000 performance warrants.

Indebtedness of Directors and Officers

No director or officer of Masters, nor any of their respective associates, is indebted to Masters nor is any such person indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by Masters or any of its subsidiaries.

Promoters

Geoff C. Merritt may be considered to be the promoter of Masters in that he took the initiative in founding and organizing Masters. Mr. Merritt holds, directly and indirectly the one outstanding Masters Share and 800,000 Masters Special Warrants, representing approximately 4.5% of the outstanding Masters Special Warrants.

Auditors and Registrar and Transfer Agent

Collins Barrow Calgary LLP of Calgary, Alberta are the auditors of Masters. Valiant Trust Company, at its principal office in Calgary, Alberta is the registrar and transfer agent for the Masters Special Warrants.

Material Contracts

The only material contracts entered into by Masters since incorporation, other than contracts in the ordinary course of business, are as follows:

1. an agency agreement dated October 28, 2003 with Tristone Capital Inc. relating to the private placement of Masters Special Warrants;

2. a special warrant indenture dated October 28, 2003 with Valiant Trust Company relating to the Masters Special Warrants;

3. an agreement of purchase and sale dated December 20, 2003 with Terraquest relating to the NAL Properties;

4. the Pre-Acquisition Agreement; and

5. the Amalgamation Agreement.

Copies of these agreements may be inspected at the head office of Masters at Suite 520, 736-6th Avenue S.W., Calgary, Alberta, T2P 3T7 during normal business hours from the date of this Information Circular until the completion of the Amalgamation.

Conflicts Of Interest

Certain directors of Masters are associated with other companies, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with Masters are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Masters.

Risk Factors

Masters' securities should be considered highly speculative due to the nature of Masters' business and the present stage of its development. Masters has a limited history of business operations. An investor should consider carefully the risk factors relating to Amalco set out in the Information Circular under "Part VII - Other Matters, Risk Factors" which are applicable to Masters. In addition, investors should carefully review and consider all other information contained or incorporated by reference in this Information Circular before making an investment decision. An investment in securities of Masters should only be made by persons who can afford a significant or total loss of their investment.

Industry Conditions

The industry conditions relating to Amalco set out in the Information Circular under "Part VII - Other Matters, Industry Conditions" are applicable to Masters.

Legal Proceedings

To the knowledge of management, Masters is not a party to, nor are any of Masters' properties subject to, any material legal proceedings.

Interest of Experts

None of Borden Ladner Gervais LLP, Burnet, Duckworth & Palmer LLP, Collins Barrow Calgary LLP, or McDaniel, has received or will receive a direct or indirect interest in the property of Masters or of any associate or affiliate of Masters. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 2% of the securities of Masters and its associates and affiliates. In addition, except for Mr. Mitchell, a partner of Borden Ladner Gervais LLP who is a director

of Masters, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Masters or of any associates or affiliates of Masters.

Interest of Management in Material Transactions

No director or executive officer or any associate or affiliate or the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Masters or any of its affiliates, except as otherwise disclosed herein. Mr. Mitchell, a director of Masters, is a partner of Borden Ladner Gervais LLP which firm receives fees for legal services provided to Masters.

APPENDIX H
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Registered Terraquest Shareholders and Masters Special Warrant Holders have the right to dissent in respect of the Amalgamation. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 177, other than section 1 76(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all Dissenting Shareholders whose shares have not been purchased by the corporation and for the representation of Dissenting Shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all Dissenting Shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those Dissenting Shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (1 3)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX I
TERRAQUEST FINANCIAL STATEMENTS

Terraquest Energy Corporation

Financial Statements

December 31, 2002 and 2001

Auditors' Report

To the Directors
Terraquest Energy Corporation

We have audited the balance sheets of Terraquest Energy Corporation as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the year ended December 31, 2002 and for the period from commencement of operations, November 22, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
February 27, 2003
(except for note 12 which is
dated January 27 , 2004)

Terraquest Energy Corporation
Balance Sheets

	September 30, 2003 *(unaudited)*	December 31, 2002	December 31, 2001
Assets			
Current assets			
Cash	$ -	$ -	$ 1
Accounts receivable	2,802,739	3,559,363	-
Prepaid expenses	115,802	265,306	-
	2,918,541	3,824,669	1
Property, plant and equipment (note 4)	23,629,583	26,774,007	-
	$ 26,548,124	$ 30,598,676	$ 1
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 3,057,549	$ 5,473,473	$ -
Bank debt (note 5)	6,060,411	3,853,001	-
	9,117,960	9,326,474	-
Provision for future site restoration	618,446	386,415	-
Future income taxes (note 6)	752,034	2,749,660	-
	10,488,440	12,462,549	-
Shareholders' Equity			
Share capital (note 7)	22,203,138	20,198,487	1
Deficit	(6,143,454)	(2,062,360)	-
	16,059,684	18,136,127	1
	$ 26,548,124	$ 30,598,676	$ 1

Approved by the Board,

(signed) "R. James Brown" , Director

(signed) "William Maslechko" , Director

Statements of Loss and Deficit

	Nine Months Ended September 30, 2003 (unaudited)	Nine Months Ended September 30, 2002 (unaudited)	Year Ended December 31, 2002	Period from November 22, 2001 to December 31, 2001
Revenue				
Petroleum and natural gas sales	$ 7,033,952	$ 2,399,641	$ 4,881,290	$ -
Less: Royalties, net of Alberta Royalty Tax Credit	1,478,264	467,998	1,017,232	-
	5,555,688	1,931,643	3,864,058	-
Interest and other income	11,178	120,112	127,335	-
	5,566,866	2,051,755	3,991,393	-
Expenses				
Operating	1,803,506	678,763	1,206,913	-
General and administrative	785,104	694,893	788,788	-
Interest expense	227,254	-	141,276	-
Provision for future site restoration	232,031	78,171	190,664	-
Depletion and depreciation	9,287,380	3,291,039	5,208,313	-
	12,335,275	4,742,866	7,535,954	-
Loss before income taxes	(6,768,409)	(2,691,111)	(3,544,561)	-
Income taxes (recovery) (note 6) - capital	22,300	18,251	17,100	-
- future	(2,709,615)	(1,122,000)	(1,499,301)	-
	(2,687,315)	(1,103,749)	(1,482,201)	-
Net loss	(4,081,094)	(1,587,362)	(2,062,360)	-
Deficit, beginning of period	(2,062,360)	-	-	-
Deficit, end of period	$ (6,143,454)	$ (1,587,362)	$ (2,062,360)	$ -
Weighted average number of shares outstanding Basic and diluted	$ 59,459,162	$ 39,657,769	$ 43,200,754	$ -
Loss per share - basic and diluted (note 9)	$ (0.07)	$ (0.04)	$ (0.05)	$ -

Terraquest Energy Corporation
Statements of Cash Flows

	Nine Months Ended September 30, 2003 (unaudited)	Nine Months Ended September 30, 2002 (unaudited)	Year Ended December 31, 2002	Period from November 22, 2001 to December 31, 2001
Operating activities				
Net loss	$ (4,081,094)	$ (1,587,362)	$ (2,062,360)	$ -
Add (deduct) non-cash items				
Provision for future site restoration	232,031	78,171	190,664	-
Depletion and depreciation	9,287,380	3,291,039	5,208,313	-
Future income taxes (recovery)	(2,709,615)	(1,122,000)	(1,499,301)	-
Cash flow from operations	2,728,702	659,848	1,837,316	-
Changes in non-cash working capital items	(475,748)	(254,026)	596,868	-
	2,252,954	405,822	2,434,184	-
Financing activities				
Issuance of common shares, net of issue costs	2,716,640	9,410,374	10,447,207	1
Increase in bank debt	2,207,410	1,723,270	1,317,162	-
Cash flow from financing activities	4,924,050	11,133,644	11,764,369	1
Cash available for investing activities	7,177,004	11,539,466	14,198,553	1
Investing activities				
Acquisition of Approach Energy Inc. (note 3)	-	(9,481,782)	(9,481,782)	-
Additions to property, plant and equipment	(6,142,956)	(4,641,586)	(6,273,887)	-
Change in non-cash working capital items	(1,034,048)	2,583,901	1,557,115	-
	(7,177,004)	(11,539,467)	(14,198,554)	-
Increase (decrease) in cash	-	(1)	(1)	1
Cash, beginning of period	-	1	1	-
Cash, end of period	$ -	$ -	$ -	$ 1
Supplemental cash flow disclosure:				
Interest paid	$ 227,254	$ -	$ 141,276	$ -
Capital taxes paid	$ 14,052	$ -	$ -	$ -

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

1. Significant accounting policies

The financial statements of Terraquest Energy Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized. The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20 percent or more.

(b) Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated on the unit-of-production basis, based on the Company's share of total proved petroleum and natural gas reserves as determined by independent and Company engineers. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproved properties, plus estimated future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of natural gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20 percent per year.

(c) Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net revenues from the production of proved reserves plus the lower of cost or estimated fair market value of unproved properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes ("cost ceiling"). Future net revenues are based on prices in effect at period-end. Any required provisions are charged to income as additional depletion and depreciation expense.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

(d) Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income using the unit-of-production method. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. At September 30, 2003, Company engineers estimate this cost to be $2,000,000 (December 31, 2002 - $1,513,000).

(e) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proven reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions.

The amounts disclosed relating to the fair value of stock options issued and the resulting pro-forma income effect (note 8[b]) are based on estimates of the future volatility of the Company's share price, expected lives of the options, expected dividends and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are incurred.

(g) Income taxes

Future income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those liabilities are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Terraquest Energy Corporation
Notes to Financial Statements
December 31, 2002 and December 31, 2001
(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

(h) Joint ventures

Certain of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company's proportionate interest in such activities.

(i) Stock-based compensation

The Company issues stock options to directors, officers, employees and other service providers. The Company has elected to use the intrinsic value-based method, whereby no compensation expense is recognized when stock options are issued to employees, officers or directors. Any consideration received by the Company on exercise of stock options is credited to share capital. On January 1, 2002, the Canadian Institute of Chartered Accountants issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which requires additional disclosure as presented in note 8(b).

(j) Hedging activities

The Company enters into forward contracts and swap agreements to hedge its exposure to the risks associated with fluctuating petroleum and natural gas prices. The purpose of the hedge is to lock in the price for a portion of the Company's production. Gains and losses associated with risk management activities are recorded as adjustments to the production revenue at the time the related production is sold.

The Company identifies all relationships between the hedging instruments and hedged production, as well as its risk management objective and strategy for undertaking various risk management transactions. The Company believes that the risk management activities are effective hedges, both at inception and over the term of the contracts. The contracts entered into are not speculative derivative transactions.

(k) Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Terraquest Energy Corporation
Notes to Financial Statements
December 31, 2002 and December 31, 2001
(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

(l) Loss per share

The Company utilizes the treasury stock method for the calculation of diluted loss per share. This method assumes that the proceeds from the exercise of stock options are used to repurchase Company shares at the weighted average market price during the period.

2. Incorporation and commencement of operations

The Company was incorporated under the Alberta Business Corporations Act on November 22, 2001 as 961982 Alberta Ltd. and on December 13, 2001 filed Articles of Amendment to change its name to Terraquest Energy Corporation and to remove certain private company provisions from its articles. The Company is engaged in the exploration for and development of petroleum and natural gas in western Canada.

Pursuant to a Plan of Arrangement effective January 16, 2002, whereby Richland Petroleum Corporation ("Richland") was sold to Provident Energy Trust, each shareholder of Richland received one common share of the Company for each Richland common share held. The Company also acquired certain petroleum and natural gas assets from Richland in exchange for common shares of the Company and certain overriding royalties at an assigned value for accounting purposes of $9,457,088, based on the carrying values in Richland as follows:

Petroleum and natural gas properties	$ 9,527,688
Provision for future site restoration	(70,600)
	$ 9,457,088

The acquisition of properties from Richland has been recorded using the continuity of interests method, whereby the assets are recorded at the carrying amount in Richland immediately prior to acquisition. The continuity of interests method has been used as there was no substantive change in the ownership of the properties as a result of the transaction. Net revenues from the acquired properties have been included in income from January 16, 2002, the effective date of the Arrangement.

3. Business combination

On August 2, 2002, the Company acquired all of the outstanding shares of a private company, Approach Energy Inc. ("Approach") for cash consideration of $9,481,782. The Company amalgamated with Approach on August 2, 2002. This transaction has been accounted for using the purchase method, with the results of operations of Approach being included in the statements of loss and deficit from August 2, 2002.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

The purchase price was allocated as follows:

Working capital	$ 505,181
Bank indebtedness	(2,535,839)
Property, plant and equipment	16,180,745
Future site restoration costs	(125,151)
Future income tax liability	(4,543,154)
	$ 9,481,782

4. Property, plant and equipment

	September 30, 2003			December 31, 2002		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 38,025,859	$ 14,464,996	$ 23,560,863	$ 31,885,434	$ 5,189,743	$ 26,695,691
Corporate and other	99,418	30,698	68,720	96,886	18,570	78,316
	$ 38,125,277	$ 14,495,694	$ 23,629,583	$ 31,982,320	$ 5,208,313	$ 26,774,007

At September 30, 2003, the cost ceiling of the Company's petroleum and natural gas properties, based on month-end prices and calculated as in note 1(c) was $3,100,000 less than the capitalized costs of those properties. As a result, the carrying value of the petroleum and natural gas properties was written down by $5,080,000, before a recovery of future income taxes of $1,980,000, for a net write-down of $3,100,000.

At June 30, 2002, the cost ceiling of the Company's petroleum and natural gas properties, based on month-end prices and calculated as in note 1(c), was $1,051,000 less than the capitalized costs of those properties. As a result, the carrying value of the petroleum and natural gas properties was written down by $1,815,000, before a recovery of future income taxes of $764,000, for a net write-down of $1,051,000.

During the period, the Company capitalized $360,000 (September 30, 2002 - $297,500; December 31, 2002 - $402,500; December 31, 2001 - $NIL) of a total of $1,145,104 (September 30, 2002 - $992,393; December 31, 2002 - $1,191,288; December 31, 2001 - $NIL) in general and administrative expenses. No interest has been capitalized.

Costs of unproven petroleum and natural gas properties in the amount of $5,000,000 (September 30, 2002 - $5,000,000; December 31, 2002 - $5,000,000; December 31, 2001 - $NIL) have been excluded from costs subject to depletion.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

5. Lending facility

The Company has a revolving demand credit facility with a Canadian chartered bank in the amount of $7,000,000, bearing interest at prime plus ½% per annum.

The Company also has a $2,500,000 demand acquisition facility, to assist in financing the acquisition of petroleum and natural gas reserves. The facility bears interest at prime plus 0.75% per annum on amounts drawn. Monthly repayments must be made over the half life of the reserves acquired and commence in the month following drawdown of the facility. As of September 30, 2003, no amounts have been drawn against this facility.

Security pledged for the facilities consists of a general assignment of book debts and a $25,000,000 demand debenture secured by a first floating charge over all assets of the Company. The bank also reserves the right to require fixed charge security at its discretion. The Company is required to meet certain financial and reserve based covenants under the lending agreement.

The Canadian Institute of Chartered Accountants has amended Generally Accepted Accounting Principles to require all bank loans, where the lender has the right to demand payment within 12 months (other than in the event of default or breach of covenants) to be classified as current liabilities. Since the Company's debt is of a demand nature, this loan has been classified as current.

6. Income taxes

(a) Significant components of the future income tax liability are as follows:

	September 30, 2003	December 31, 2002	2001
Temporary differences related to property, plant and equipment and future site restoration	$ 1,181,182	$ 3,165,208	$ -
Share issuance costs	(356,282)	(346,152)	-
Attributed Royalty income deduction carryforward	(72,866)	(57,090)	-
Tax loss carryforward expiring in 2009	-	(12,306)	-
	$ 752,034	$ 2,749,660	$ -

(b) Current income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 37.62% (September 30, 2002 - 42.12%; December 31, 2002 - 42.12%; December 31, 2001 - 42.62%) to loss before income taxes. The difference results from the following:

	Nine Months Ended September 30, 2003 *(unaudited)*	**Nine Months Ended September 30, 2002** *(unaudited)*	**Year Ended December 31, 2002**	**Year Ended December 31, 2001**
Expected income tax recovery	$ (2,546,275)	$ (1,133,496)	$ (1,492,969)	$ -
Increase (decrease) resulting from:				
Resource allowance	(230,156)	(91,126)	(240,026)	-
Non-deductible crown payments, net of Alberta Royalty Tax Credit	263,955	137,419	205,184	-
Change in value of tax reserves due to tax reassessments and change in tax rates	(179,725)	-	-	-
Other	(17,414)	(34,797)	28,510	-
Current and future income tax recovery	(2,709,615)	(1,122,000)	(1,499,301)	-
Capital tax	22,300	18,251	17,100	-
Reported tax recovery	$ (2,687,315)	$ (1,103,749)	$ (1,482,201)	

7. Share capital

(a) Authorized

The Company's authorized share capital consists of an unlimited number of voting common shares and an unlimited number of first preferred and second preferred shares, issuable in series.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

(b) Issued

	Number	Stated Value
Issued on incorporation and balance at December 31, 2001	1	$ 1
Issued pursuant to Plan of Arrangement (note 2)	27,893,117	9,457,088
Common shares issued pursuant to private placements (note 7[c])	6,723,670	1,344,734
Common shares issued upon exercise of special warrants(note 7[c])	16,130,000	8,065,000
Flow-through shares issued, net of tax cost of $108,166 (note 7[c])	4,829,590	1,883,599
	55,576,378	
Issue costs, net of income taxes of $405,295	-	(551,935)
Balance, December 31, 2002	55,576,378	20,198,487
Common shares issued pursuant to private placements (note 7[c])	10,000,000	3,000,000
Issue costs, net of future income taxes of $110,511	-	(172,849)
Tax cost of flow-through share renouncements (note 7[c])	-	(822,500)
Balance, September 30, 2003	65,576,378	$ 22,203,138

(c) Private placements

On February 8, 2002, the Company closed an initial private placement of 9,489,134 common shares for gross proceeds of $2,036,100. Of the shares issued, 2,765,464 were "flow-through" shares, issued at $0.25 per share, the weighted average price for the first five days' trading. The balance of the common shares were issued at $0.20 per share. The Company has incurred the full $691,366 in expenditures to be renounced pursuant to the flow-through share agreements and renounced the expenditures effective December 31, 2002.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

On May 14, 2002, the Company closed a private placement of 5,130,000 special warrants at a price of $0.50 each, for gross proceeds of $2,565,000. Each special warrant was subsequently exchanged for one common share for no additional consideration.

On July 31, 2002, the Company closed a private placement of 11,000,000 special warrants at a price of $0.50 each, for gross proceeds of $5,500,000. Each special warrant was subsequently exchanged for one common share for no additional consideration.

On December 31, 2002, the Company closed a private placement of 2,064,126 "flow-through" common shares at a price of $0.63 each, for gross proceeds of $1,300,399. The Company incurred the expenditures in the first quarter of 2003 and renounced the expenditures effective December 31, 2002.

On June 17, 2003, the Company closed a private placement of 10,000,000 "flow-through" common shares at a price of $0.30 each, for gross proceeds of $3,000,000. The Company will renounce the expenditures effective December 31, 2003 and must incur the expenditures by December 31, 2004. As of September 30, 2003, approximately $800,000 of this amount has been incurred.

8. Stock-based compensation

(a) Stock options

The Company has a stock option plan for directors, officers, employees and other service providers. The maximum number of shares which may be issued under the plan is 3,750,000 common shares. The maximum number of shares which may be issued to any one person under the plan is 5% of the issued and outstanding common shares. The plan also provides that that the price at which options may be granted cannot be less than the market price of the common shares at the time the option is granted. Under the terms of the option plan, options granted normally have a life of 5 years and vest over a three-year period. The vesting period is set by the Board of Directors at the time the options are granted.

The following is a summary of the Company's stock option plan at September 30, 2003, December 31, 2002 and December 31, 2001 and changes during the periods then ended:

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

	September 30, 2003		December 31, 2002		December 31, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,097,000	$ 0.30	-	$ -	-	$ -
Granted	-	-	3,097,000	0.30	-	-
Effect of option reissue (i)	-	(0.02)	-	-	-	-
Cancelled	(25,000)	(0.40)	-	-	-	-
Outstanding, end of period	3,072,000	$ 0.28	3,097,000	0.30	-	$ -
Options exercisable, end of period	1,367,140	$ 0.27	565,000	0.24	-	$ -

The following table summarizes information about stock options outstanding at September 30, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining, Life (Years)	Number of Options	Weighted Average Exercise Price
$0.24 - $0.26	2,535,000	$0.24	3.2	1,188,300	$0.24
$0.40 - $0.48	537,000	$0.45	3.5	178,840	$0.45
Total	3,072,000			1,367,140	

(i) During the approved the reissuance of 275,000 stock options previously granted to certain non-executive employees at a price of $0.26 per share. The original options were exercisable at prices ranging from $0.40 to $0.45 per share.

(ii) On October 2, 2003, options on 175,000 shares, with a weighted average exercise price of $0.32 per share, were terminated without being exercised.

(b) On a pro forma basis, had compensation cost for the stock options been determined based on the fair value method, the Company's net loss and loss per share would have been as follows for the nine month periods ended September 30, 2003 and 2002 and for the years ended December 31, 2002 and December 31, 2001:

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

		Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31 2002	Year Ended December 31 2001
Net loss	As reported	$ 4,081,094	$ 1,587,362	$ 2,062,360	$ -
	Pro forma	$ 4,273,691	$ 1,781,862	$ 2,363,210	$ -
Loss per share - Basic and diluted	As reported	$ 0.07	$ 0.04	$ 0.05	$ -
	Pro forma	$ 0.07	$ 0.04	$ 0.05	$ -

The fair value of originally issued stock options at the date of grant in 2002 was estimated to be $645,290, using the Black-Scholes model with the following average assumptions:

Expected life (years)	5
Interest rate	5.17%
Volatility	89%
Expected dividends	Nil

The estimated fair value of the reissued stock options in 2003 was determined using the Black-Scholes model with the following weighted average assumptions:

Expected life (years)	4.23
Interest rate	3.7%
Volatility	89%
Expected dividends	Nil

In calculating pro forma net loss, the fair value of options is amortized to compensation expense over the vesting period of the options, which resulted in adjustments of $192,597 (September 30, 2002 - $194,500; December 31, 2002 - $300,850; December 31, 2001 - $NIL).

9. Per share amounts

Loss per share has been calculated using the basic weighted average number of common shares during the period of 59,459,162 (September 30, 2002 - 39,657,769; December 31, 2002 - 43,200,754; December 31, 2001 - 1). The exercise of all stock options would not be dilutive for all periods presented, as the Company is in a loss position.

Terraquest Energy Corporation

Notes to Financial Statements

December 31, 2002 and December 31, 2001

(with comparative figures for the period from commencement of operations, November 22, 2001 to December 31, 2001)

(Information as at September 30, 2003 and for the nine month periods ended September 30, 2003 and 2002 is unaudited)

10. Financial instruments

(a) Risk management

The Company enters into hedge transactions for crude oil and natural gas sales. The agreements entered into are forward financial transactions providing the Company with a range of fixed prices on the commodity sold.

The following hedge transactions were outstanding at September 30, 2003:

Commodity	Volume	Strike Price	Terms	Unrealized Gain (Loss)
Natural gas	1,500 GJ/day (physical)	$5.09 /GJ CDN	November 1, 2002 - October 31, 2003	$ (14,000)
Natural gas	1,000 GJ/day (physical)	$5.22/GJ CDN	January 1, 2003 - October 31, 2003	(5,000)
Natural gas	1,000 GJ/day (physical)	Min. $7.00 Max. $9.00/GJ CDN	November 1, 2003 - April 1, 2004	190,000
				$ 171,000

The three natural gas contracts have firm physical delivery obligations and are therefore considered forward commitment contracts, not financial instruments.

Subsequent to September 30, 2003, the Company entered into a hedge contract, whereby the W.T.I. price on 75 barrels per day of crude oil was locked in at U.S.$28.15 per barrel for the period January 1, 2004 to December 31, 2004.

(b) Fair values

The fair values of the Company's accounts receivable and accounts payable and accrued liabilities are estimated to approximate their carrying values, due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's bank debt approximates its carrying value as it bears interest at variable market rates.

(c) Credit risk

Substantially all of the Company's accounts receivable are related to companies involved in the petroleum and natural gas industry in Canada and are, therefore, subject to the same economic risks as the industry as a whole.

The Company's maximum credit risk exposure is limited to the carrying value of its accounts receivable of $2,802,739 (December 31, 2002 - $3,559,363). Credit risk is managed by the Company through diversification of marketing counterparties and credit monitoring procedures.

11. Commitment

On July 4, 2002, the Company entered into a joint venture agreement with a non-industry partner, whereby the partner spent $2,000,000 in 2002 on exploration expenditures on the Company's lands. The Company has an obligation to make a fair market value offer, based on independent engineering reports, in cash or, at the option of the non-industry partner, stock to acquire the shares of the partner immediately after January 1, 2004.

12. Subsequent event

On January 27, 2004, the Company entered into an Amalgamation Agreement with Masters Energy Inc. ("Masters"), a private oil and gas company, to amalgamate with Masters and create a new public company ("Amalco") to be led by Masters' current management.

The proposed transaction will see Terraquest shareholders receive one Amalco Common Share for every 12 common shares of Terraquest and Masters shareholders receive one Amalco Common Share for every 2 common shares or Special Warrants of Masters. After giving effect to the proposed transaction, Amalco will have approximately 14.34 million Common Shares outstanding, of which former Terraquest shareholders will own approximately 38% and former Masters securityholders will own approximately 62%. The name of the combined company will be "Masters Energy Inc.". The directors of the combined company will be primarily comprised of directors of Masters.

The combination will be accounted for using the purchase method of accounting as a reverse takeover of the Company by Masters. Costs of the acquisition are estimated to be approximately $1,500,000, including termination and severance costs, professional fees, transaction commissions and other related expenses.

Upon approval of the amalgamation, the Company's stock option plan will be cancelled and replaced with a new stock option plan. Existing Company stock options will be exercisable at closing, after which all unexercised stock options will expire.

The proposed transaction is subject to customary regulatory and shareholder approvals. Closing is expected to occur in late February following receipt of the necessary approvals.

Both Masters and the Company have agreed to pay a non-completion fee of $750,000 in certain circumstances, not to solicit competing proposals, and each has the right to match any unsolicited competing proposal received by the other.

APPROACH ENERGY INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

AUDITORS' REPORT

To the Directors
Approach Energy Inc.

We have audited the balance sheets of Approach Energy Inc. as at December 31, 2001 and 2000 and the statements of income and retained earnings and cash flows for the year ended December 31, 2001 and for the period from commencement of operations, April 10, 2000 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

(Original signed by) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
September 5, 2002

APPROACH ENERGY INC.
BALANCE SHEETS

	June 30, 2002 *(unaudited)*	December 31, 2001	December 31, 2000
Assets			
Current assets			
Cash and cash equivalents	$ -	$ -	$1,048,228
Accounts receivable	440,493	462,155	208,057
Prepaid expenses and deposits	35,821	16,021	18,003
	476,314	478,176	1,274,288
Property and equipment (note 3)	5,161,170	4,199,478	1,678,502
	$5,637,484	$4,677,654	$2,952,790
Liabilities			
Current liabilities			
Bank overdraft	$273,926	$63,024	$ -
Bank indebtedness (note 4)	650,000	100,000	-
Accounts payable and accrued liabilities	1,347,103	1,349,392	664,931
Income taxes payable	52,422	-	-
	2,323,451	1,512,416	664,931
Future removal and site restoration costs	139,761	83,765	7,918
Future income taxes	190,374	231,760	52,233
	2,653,586	1,827,941	725,082
Shareholders' Equity			
Share capital (note 5)	2,156,217	2,155,302	2,116,747
Retained earnings	827,681	694,411	110,961
	2,983,898	2,849,713	2,227,708
	$5,637,484	$4,677,654	$2,952,790

Approved by the Board,

(signed) "Bill Maslechko" , Director

(signed) "R. James Brown" , Director

APPROACH ENERGY INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	Six Months Ended June 30, 2002 (unaudited)	Six Months Ended June 30, 2001 (unaudited)	Year Ended December 31, 2001	Period from April 10, 2000 to December 31, 2000
Revenue				
Petroleum and natural gas sales	$2,140,310	$2,119,597	$3,173,988	$468,574
Less: Royalties, net of Alberta Royalty Tax Credit	(430,388)	(354,284)	(517,815)	(40,724)
Interest and other	165	31,925	57,449	23,721
	1,710,087	1,797,238	2,713,622	451,571
Expenses				
Production	523,854	321,378	742,770	130,143
General and administrative	247,846	110,620	382,419	70,406
Interest	20,125	-	-	-
Depletion and depreciation	773,956	236,917	825,456	61,567
	1,565,781	668,915	1,950,645	262,116
Income before income taxes	144,306	1,128,323	762,977	189,455
Income taxes (recovery)				
Current	52,422	179,597	-	-
Future	(41,386)	94,304	179,527	78,494
	11,036	273,901	179,527	78,494
Net income	133,270	854,422	583,450	110,961
Retained earnings, beginning of period	694,411	110,961	110,961	-
Retained earnings, end of period	$827,681	$965,383	$694,411	$110,961

APPROACH ENERGY INC.
STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2002 *(unaudited)*	Six Months Ended June 30, 2001 *(unaudited)*	Year Ended December 31, 2001	Period from April 10, 2000 to December 31, 2000
Operating activities				
Net income	$133,270	$854,422	$583,450	$110,961
Add (deduct) items not requiring cash				
Depletion and depreciation	773,956	236,917	825,456	61,567
Future income taxes (recovery)	(41,386)	94,304	179,527	78,494
Non-cash consulting fees (note 5[b])	915	19,755	38,555	13,916
Cash flow from operations	866,755	1,205,398	1,626,988	264,938
Changes in non-cash working capital	(122,764)	814,740	669,713	(54,559)
	743,991	2,020,138	2,296,701	210,379
Financing activities				
Increase in bank overdraft	210,902	-	63,024	-
Increase in bank indebtedness	550,000	-	100,000	-
Proceeds from issuance of common shares and warrants, net of issuance costs	-	-	-	2,076,570
	760,902	-	163,024	2,076,570
Investing activities				
Capital, exploration and development expenditures, net	(1,679,652)	(1,520,402)	(3,270,585)	(1,732,151)
Changes in non-cash working capital	174,759	245,399	(237,368)	493,430
	(1,504,893)	(1,275,003)	(3,507,953)	(1,238,721)
Cash inflow (outflow)	-	745,135	(1,048,228)	1,048,228
Cash and cash equivalents, beginning of period	-	1,048,228	1,048,228	-
Cash and cash equivalents, end of period	$ -	$1,793,363	$ -	$1,048,228
Cash and cash equivalents is comprised of:				
Amounts on deposit with banks	$ -	$797,303	$ -	$53,048
Short-term corporate paper and banker's acceptances	-	996,060	-	995,180
	$ -	$1,793,363	$ -	$1,048,228
Supplemental cash flows disclosure:				
Interest paid	$20,125	$ -	$ -	$ -

APPROACH ENERGY INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

1. Company activities

The Company was incorporated as 874756 Alberta Ltd. under the laws of Alberta by Articles of Incorporation dated April 10, 2000. The Company filed Articles of Amendment on July 20, 2000 to change the Company's name to Approach Energy Inc. The Company is engaged in the exploration for and development of petroleum and natural gas in western Canada.

2. Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

(a) Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and highly liquid investments with maturities of 90 days or less at issue.

(b) Petroleum and natural gas exploration and development expenditures

(i) Capitalized costs

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized. The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20 percent or more.

(ii) Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated on the unit-of-production basis, based on the Company's share of total proved petroleum and natural gas reserves as determined by independent and Company engineers. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproved properties, plus estimated future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of natural gas equates to one barrel of oil.

(iii) Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net revenues from the production of proved reserves plus the lower of cost or estimated fair market value of unproved properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes ("cost ceiling"). Future net revenues are based on prices in effect at period-end. Any required provisions are charged to income as additional depletion and depreciation expense.

(iv) Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income using the unit-of-production method. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. At June 30, 2002, Company engineers estimate this cost to be $500,000.

(v) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(c) Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 30%.

(d) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

APPROACH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

(e) Stock options

The Company has a stock option plan as described in note 5(e). No compensation expense is recognized when stock options are issued to officers, directors, employees and consultants. Any consideration received by the Company on exercise of stock options is credited to share capital.

(f) Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

3. Property and equipment

	June 30, 2002		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties including exploration and development thereon	$6,650,312	$1,507,280	$5,143,032
Other	32,076	13,938	18,138
	$6,682,388	$1,521,218	$5,161,170

	December 31, 2001		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties including exploration and development thereon	$4,972,655	$792,443	$4,180,212
Other	30,081	10,815	19,266
	$5,002,736	$803,258	$4,199,478

APPROACH ENERGY INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
(information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

	December 31, 2000		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties including exploration and development thereon	$1,702,770	$44,943	$1,657,827
Other	29,381	8,706	20,675
	$1,732,151	$53,649	$1,678,502

Future removal and site restoration costs are estimated in aggregate to be $500,000 at June 30, 2002 (June 30, 2001 - $400,000; December 31, 2001 - $500,000; December 31, 2000 - $300,000) of which $55,996 (June 30, 2001 - $25,148; December 31, 2001 - $75,847; December 31, 2000 - $7,918) has been charged to income in the period.

4. Bank indebtedness

At June 30, 2002, the Company has available a demand revolving credit facility to a maximum of $1,500,000. The facility is available to the Company by way of a revolving operating loan, letters of credit and various risk management products for interest rate and foreign exchange risk management. The revolving operating loan may be drawn down or repaid at any time and bears interest at a Canadian chartered bank's prime rate plus 0.75% per annum. The Company has provided security for the facility by way of a $10,000,000 floating charge demand debenture on all assets and a general assignment of book debts.

Under the terms of the agreement, the Company is required to meet certain financial reporting requirements and may not breach certain financial tests without prior consent of the bank. The credit facility is subject to review on a periodic basis.

On July 4, 2002, the maximum amount available for the revolving operating loan increased to $2,500,000. Subsequently, the credit facility was cancelled as a result of the agreement described in note 9.

5. Share capital

(a) Authorized

The Company's authorized share capital consists of an unlimited number of voting Common Shares.

APPROACH ENERGY INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
(information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

(b) Issued

	June 30,		December 31,			
	2002		2001		2000	
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Common Shares						
Balance, beginning of period	2,071,645	$702,471	2,006,620	$652,872	-	$ -
Issued for cash pursuant to private placements	-	-	-	-	2,000,000	650,000
Issued for services pursuant to consultant compensation plan (note 5[c])	-	-	65,025	49,599	6,620	2,872
Balance, end of period	2,071,645	702,471	2,071,645	702,471	2,006,620	652,872
Obligation to Issue Common Shares						
Balance, beginning of period	-	-	14,725	11,044	-	-
Obligation to issue shares for services (note 5[c])	2,330	915	-	-	14,725	11,044
Issued for Common Shares	-	-	(14,725)	(11,044)	-	-
Balance, end of period	2,330	915	-	-	14,725	11,044
Convertible Special Warrants						
Balance, beginning of period	1,980,566	1,485,425	1,980,566	1,485,425	-	-
Issued for cash (note 5[d])	-	-	-	-	1,980,566	1,485,425
Balance, end of period	1,980,566	1,485,425	1,980,566	1,485,425	1,980,566	1,485,425
		2,188,811		2,187,896		2,149,341
Less: Issue costs, net of income taxes of $NIL (2001 - $NIL; 2000 - $26,261)		32,594		32,594		32,594
Balance, end of period		$2,156,217		$2,155,302		$2,116,747

195

(c) The Company has entered into arrangements with consultants, employees or other third parties to compensate them for services provided by the issuance of Common Shares in lieu of cash.

The share price for any such issuance is set to be the last share price issued from treasury at the time the service was performed.

These transactions are measured at the fair value of the services provided at the date of which the service is complete. The shares are issued on a quarterly basis for the applicable period during which the services are performed.

(d) During the period ended December 31, 2000, the Company issued 1,980,566 Special Warrants pursuant to a private placement at a price of $0.75 per Special Warrant for total proceeds of $1,485,425. Each Special Warrant allows the holder to acquire one Common Share at no additional cost until the fifth business day after the date of issuance of a receipt for a prospectus by the Securities Commission in each of the provinces of Alberta, British Columbia and Ontario.

(e) Stock option plan

Under the Company's stock option plan, the Company may grant options to its directors, officers, employees and consultants. The maximum number of shares which may be reserved for issuance under the plan is 10% of the issued Common Shares. The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued Common Shares. The plan also provides that the price at which the options may be granted can not be less than the market price of the Common Shares at the time the option is granted. Options granted under the plan will have a term not exceeding five years. The vesting period is set by the Board of Directors at the time the options are granted.

At June 30, 2002, 200,000 stock options were outstanding with an exercise price of $0.40, expiring May 15, 2005 and 197,000 stock options were outstanding with an exercise price of $0.75, expiring October 15, 2005. As part of the agreement described in note 9, all options vested and were exercised subsequent to June 30, 2002. The Common Shares received on exercise were then acquired as described in note 9.

A summary of the status of the Company's stock option plan as of June 30, 2002 and December 31, 2001 and 2000, and changes during the periods then ended is as follows:

	June 30, 2002		December 31, 2001		December 31, 2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	397,000	$ 0.57	397,000	$0.57	-	$ -
Granted	-	-	-	-	397,000	$ 0.57
Outstanding, end of period	397,000	$ 0.57	397,000	$ 0.57	397,000	$ 0.57
Options exercisable, end of period	375,107	$ 0.56	314,487	$ 0.56	182,163	$ 0.55

6. Related party transactions

(a) During the period ended December 31, 2000, the Company entered into a management services agreement with a company related by virtue of common shareholders, officers and directors. During the period ended June 30, 2002, the Company paid management fees in the amount of $132,000 (June 30, 2001 - $66,000; December 31, 2001- $293,000; December 31, 2000 - $5,500).

Subsequent to June 30, 2002, the management services agreement was terminated for a fee of $396,000 as a result of the agreement described in note 9.

(b) During the period ended June 30, 2002, the Company incurred rental expenses for office premises to a company related by virtue of common shareholders, officers and directors of $21,241 (June 30, 2001 - $19,778; December 31, 2001 - $39,556; December 31, 2000 - $22,104).

(c) During the period ended December 31, 2000, the Company paid agency fees in the amount of $58,855 on the issuance of Common Shares and Special Warrants to a corporation in which a director and shareholder of the Company owns shares. The amounts were recorded as share issuance costs.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

APPROACH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

7. Commitments

The Company is committed under a lease on a compressor expiring July 1, 2003 for future minimum lease payments in the amount of $19,800 per month totalling $237,600.

8. Financial instruments

(a) Fair values

The fair values of the Company's accounts receivable, bank overdraft, accounts payable and accrued liabilities are estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's bank indebtedness approximates its carrying value as it bears interest at variable market rates.

(b) Delivery commitment

During the year ended December 31, 2001, the Company entered into fixed price contracts to deliver gas at various prices. The following physical sales commitment is outstanding at June 30, 2002:

Commodity	Notional Volume	Strike Price	Term
Natural gas	1,500 GJ/day	$3.32/GJ	October 1, 2001 - October 31, 2002

The physical contract price is based on an Alberta delivery point.

9. Subsequent event

Pursuant to a binding agreement (the "Agreement") dated July 18, 2002 between Terraquest Energy Corporation ("Terraquest") and the Company, Terraquest agreed to acquire all of the issued and outstanding Common Shares and Special Warrants of the Company (the "Offer") at a price of $2.13 cash for each Common Share and Special Warrant outstanding.

If the Company fails to comply with the terms of the Agreement, a break fee of $600,000 must be paid to Terraquest.

The Offer closed August 2, 2002 with the acquisition of 4,451,541 Common Shares and Special Warrants by Terraquest at a total price of $9,481,782.

Auditors' Report

To the Directors
Terraquest Energy Corporation

At the request of Terraquest Energy Corporation, we have audited the statement of revenue and operating expenses of the properties transferred to Terraquest Energy Corporation for each of the years in the two-year period ended December 31, 2001. This financial information is the responsibility of the vendor of the selected properties. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of such financial information.

In our opinion, this statement of revenue and operating expenses presents fairly, in all material respects, the revenues and operating expenses of the properties transferred to Terraquest Energy Corporation, described in note 1, for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(Original signed by) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
May 14, 2002

Terraquest Energy Corporation

Statement of Revenue and Operating Expenses

	Years Ended December 31,	
	2001	2000
Revenue		
Petroleum, natural gas and liquids sales	$ 2,592,440	$ 2,830,464
Less: Royalties	649,552	533,609
	1,942,888	2,296,855
Production expenses	599,642	423,123
Net operating income	$ 1,343,246	$ 1,873,732

Terraquest Energy Corporation
Notes to Statement of Revenue and Operating Expenses
Two Years Ended December 31, 2001 and 2000

1. Basis of presentation

   Pursuant to a Plan of Arrangement (the "Plan") effective January 16, 2002 between Richland Petroleum Corporation ("Richland"), Provident Energy Trust ("Provident") and Terraquest Energy Corporation ("Terraquest"), Richland shareholders received for each share of Richland held, one new share of Terraquest, which acquired certain assets from Richland in exchange for shares of Terraquest. This statement represents the operations of the properties purchased by Terraquest pursuant to the Plan.

   This statement includes only those revenues and operating expenses which are directly related to the properties transferred to Terraquest, and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonments, nor any adjustments to revenues for hedging programs pursued by Richland.

2. Significant accounting policies

   (a) Revenues

   Oil, natural gas and liquids sales are recorded when the commodities are delivered to purchasers.

   (b) Operating expenses

   Operating expenses include all costs related to lifting, gathering, transporting and processing of oil and natural gas and related products.

APPENDIX J
MASTERS FINANCIAL STATEMENTS

Masters Energy Inc.

Financial Statements

November 30, 2003

Auditors' Report

To the Directors
Masters Energy Inc.

We have audited the balance sheet of Masters Energy Inc. as at November 30, 2003 and the statement of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
January 12, 2004
(except for note 9(c) dated
January 27, 2004)

Masters Energy Inc.
Balance Sheet
November 30, 2003

Assets

Current assets	
Cash and cash equivalents	$ 16,859,696
Accounts receivable	18,332
Prepaid expenses	52,411
	16,930,439
Property and equipment (note 3)	37,990
	$ 16,968,429

Liabilities

Current liabilities	
Accounts payable and accrued liabilities	$ 154,954
Capital tax payable	4,000
	158,954

Shareholders' Equity

Share capital (note 4)	16,891,168
Deficit	(81,693)
	16,809,475
	$ 16,968,429

Approved by the Board,

(signed) "Geoffrey Merritt" , Director

(signed) "Douglas H. Mitchell" , Director

Masters Energy Inc.

Statement of Loss and Deficit

For the Period from Incorporation, August 28, 2003 to November 30, 2003

Revenue	
Interest	$ 31,882
Expenses	
General and administrative	106,495
Amortization	3,080
	109,575
Loss before income and capital taxes	(77,693)
Income and capital taxes (note 5)	4,000
Net loss, being deficit, end of period	$ (81,693)

Masters Energy Inc.

Statement of Cash Flows

For the Period from Incorporation, August 28, 2003 to November 30, 2003

Operating activities	
Net loss	$ (81,693)
Add non-cash item	
Amortization	3,080
	(78,613)
Net change in non-cash working capital	(48,411)
	(127,024)
Financing activities	
Proceeds from issuance of share capital, net	16,891,168
Changes in non-cash working capital	136,622
	17,027,790
Investing activity	
Purchase of property and equipment	(41,070)
Cash inflow, being cash and cash equivalents, end of period	$ 16,859,696
Cash and cash equivalents is comprised of:	
On deposit with banks	$ 859,696
Guaranteed investment certificates ("GIC's")	16,000,000
	$ 16,859,696

Masters Energy Inc.

Notes to Financial Statements

November 30, 2003

1. Incorporation and commencement of operations

Masters Energy Inc. (the "Company") was incorporated under the Alberta Business Corporations Act on August 28, 2003 as 1062133 Alberta Ltd. and on September 13, 2003 filed Articles of Amendment to change its name to Masters Energy Inc. The Company is currently evaluating petroleum and natural gas properties in western Canada as well as businesses for acquisition or amalgamation (note 9[c]).

2. Significant accounting policies

Currently the Company has not commenced commercial operations but has the following accounting policies to account for operations once they commence.

(a) Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and GIC's with original maturities of less than 90 days.

(b) Amortization

The costs of corporate and other office assets are amortized at rates approximating their useful life on a declining balance basis of 30 percent per year.

(c) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are incurred.

(d) Income taxes

Future income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those liabilities are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Masters Energy Inc.
Notes to Financial Statements
November 30, 2003

3. Property and equipment

Computers and computer software	$ 41,070
Accumulated amortization	3,080
	$ 37,990

4. Share capital

(a) Authorized

Unlimited number of voting common shares
Unlimited number of preferred shares, issuable in series, with rights and privileges to be determined at the time of issuance by the Board of Directors

(b) Issued

	Number	Stated Value
Common shares		
Issued on incorporation	1	$ 1
Special Warrants		
Common special warrants issued pursuant to private placements (note 4[c])	16,002,000	$ 16,002,000
Flow-through special warrants issued, pursuant to private placements (note 4[c])	1,750,000	1,750,000
	17,752,000	17,752,000
	17,752,001	17,752,001
Issuance costs	-	(860,833)
Balance, November 30, 2003	17,752,001	$ 16,891,168

(c) Private placements

On October 28 and November 25, 2003, the Company closed private placements of 16,002,000 common special warrants and 1,750,000 flow-through special warrants for gross proceeds of $17,752,000. Both the common special warrants and flow-through special warrants were issued at $1.00 per special warrant, are convertible to common shares at a rate of 1 warrant to 1 common share at no additional cost upon either demand, or the Company obtaining a public listing. If the Company's shares are not

Masters Energy Inc.
Notes to Financial Statements
November 30, 2003

listed on a public exchange within 1 year of issuance, the warrants are automatically converted at a rate of 1 warrant for 1.1 common shares. The Company will renounce expenditures relating to the 1,750,000 flow-through special warrants effective December 31, 2003 and will be required to incur the qualifying expenditures during the 2004 calendar year.

5. Income and capital taxes

At November 30, 2003, the Company has tax assets which have not been recognized, due to the uncertainty of ultimate realization, related to the following:

Share issuance costs	$ 300,500
Loss carryforwards, expiring in 2010	44,000
Other	1,000
	345,500
Valuation allowance	(345,500)
Future income tax asset	$ -

All tax expense recorded for the period is comprised of capital taxes.

6. Commitments

The Company is committed under a lease on its office premises expiring August, 2005 for future minimum rental payments excluding estimated operating costs as follows:

2004	$ 45,712
2005	34,284
	$ 79,996

7. Financial instruments

Fair values

The fair values of the Company's accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

8. Related party transaction

During the period, the Company incurred costs related to share issuances of $86,458 to a law firm in which a director is a partner. The entire amount remains in accounts payable and accrued liabilities at November 30, 2003.

This transaction has been recorded at the exchange amount, which is the amount agreed to by the parties.

Masters Energy Inc.
Notes to Financial Statements
November 30, 2003

9. Subsequent events

(a) On December 22, 2003, the Company acquired petroleum and natural gas properties located in Southern Alberta for approximately $7 million dollars. Should the merger with Terraquest Energy Corporation ("Terraquest"), as described in note 9(c), be terminated, Terraquest has an exclusive and irrevocable right to purchase the petroleum and natural gas properties from the Company for the acquired price plus interest of 10% on monies outstanding since the original acquisition date.

(b) Stock based compensation plans

On December 22, 2003, the Company formally adopted two stock based compensation plans which are described below:

(i) Stock options

The Company's stock option plan allows for options to be granted to employees, officers, directors and other service providers. The maximum number of shares which may be issued, and that have been reserved, under the plan is 1,775,200 common shares. The maximum number of shares that may be reserved for issuance to any one person under the plan is limited to 5% per year of the issued and outstanding Common Shares and Special Warrants for employees, officers and directors and 2% for other service providers. The plan also provides that the price at which options may be granted cannot be less than the market price of the common shares at the date of grant. Options granted under the plan have a maximum life of 5 years and vest as determined by the Board of Directors.

The Company, subsequent to adopting the plan, granted 1,150,000 options with an exercise price of $1.00 per share. The options have a five-year term and vest as to one-third on each of the first, second and third anniversary dates of granting.

(ii) Performance warrants

The Company's Performance Warrants Plan allows for Performance Warrants to be granted to employees, officers and directors. The maximum number of shares which may be issued, and that have been reserved, under the plan is 2,000,000 common shares. Performance Warrants granted under the plan have a five-year life, vest immediately and have no performance criteria other than the escalating exercise price. All 2,000,000 Performance Warrants have been granted subsequent to year-end with the following exercise prices:

Masters Energy Inc.
Notes to Financial Statements
November 30, 2003

Number	Exercise Price Per Common Share
200,000	$ 1.00
200,000	$ 1.25
300,000	$ 1.50
300,000	$ 1.75
500,000	$ 2.00
500,000	$ 2.25
2,000,000	

(c) Amalgamation

On January 27, 2004, the Company entered into an Amalgamation Agreement with Terraquest, a public oil and gas company, to amalgamate with Terraquest and create a new public company ("Amalco") to be led by Masters' current management.

The Proposed Transaction will see Terraquest shareholders receive one Amalco Common Share for every 12 common shares of Terraquest and Masters shareholders receive one Amalco Common Shares for every 2 common shares or Special Warrants of Masters. After giving effect to the Proposed Transaction, Amalco will have approximately 14.34 million Common Shares outstanding, of which former Company securityholders will own approximately 62% and former Terraquest shareholders will own approximately 38%. The name of the combined company will be "Masters Energy Inc.". The Company's directors will primarily comprise the Board of the combined company.

The combination will be accounted for using the purchase method as a reverse takeover of Terraquest by the Company.

Upon approval of the amalgamation, stock options and Performance Warrants will be issued by the combined company to replace existing stock options and Performance Warrants of the Company, with appropriate adjustments to both the number of stock options and Performance Warrants and their exercise prices to compensate for the proposed transaction, the exchange ratio and the subsequent share consolidation.

The Proposed Transaction is subject to regulatory and shareholder approvals. Closing is expected to occur in late February, 2004 following receipt of the necessary approvals.

Both Terraquest and the Company have agreed to pay a non-completion fee of $750,000 in certain circumstances, not to solicit competing proposals, and each has the right to match any unsolicited competing proposal received by the other company.

AUDITORS' REPORT

To the Board of Directors of Masters Energy Inc.

At the request of Masters Energy Inc. we have audited the schedule of revenues and operating expenses of the Acquired Assets for each of the years in the three-year period ended December 31, 2002 referred to in the purchase and sale agreement between Terraquest Energy Corporation and two arm's length party's (the "Vendors"). This financial information is the responsibility of the Vendors. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenues and operating expenses for the Acquired Assets for each of the years in the three-year period ended December 31, 2002 in accordance with the basis of presentation disclosed in note 1.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 16, 2004

TERRAQUEST ENERGY CORPORATION

Schedule of Revenues and Operating Expenses for an interest in the Little Bow Area
(Acquired Assets)

	Nine months ended September 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 4,641,397	$ 5,209,778	$ 6,881,633	$ 6,530,908	$ 9,987,175
Royalties	(818,156)	(883,271)	(1,233,798)	(1,302,850)	(2,041,989)
	3,823,241	4,326,507	5,647,835	5,228,058	7,945,186
Operating expenses	1,345,928	1,618,880	2,177,027	2,128,729	1,660,320
	$ 2,477,313	$ 2,707,627	$ 3,470,808	$ 3,099,329	$ 6,284,866

See accompanying notes to schedule of revenues and operating expenses for the Acquired Assets.

TERRAQUEST ENERGY CORPORATION

Notes to Schedule of Revenues and Operating Expenses for an interest in the Little Bow Area (Acquired Assets)

Years ended December 31, 2002, 2001 and 2000
(Information for the nine months ended September 30, 2003 and 2002 is unaudited)

---

1. Basis of presentation:

Terraquest Energy Corporation (the "Company") acquired an interest in the Little Bow Area (the "Acquired Assets") from two arm's length party's (the "Vendors") for a total purchase price net of adjustments of approximately $7,050,000.

The schedule of revenues and operating expenses includes operations of the Acquired Assets specified in the purchase and sale agreement dated December 1, 2003 between the Company and the Vendors.

The schedule of revenues and operating expenses for the Acquired Asset includes only amounts applicable to the working interest of the Vendors for the Acquired Assets.

The schedule of revenues and operating expenses for the Acquired Assets does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Acquired Assets as these amounts are based on the consolidated operations of the Vendors of which the Acquired Assets forms only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with Alberta Energy regulations and/or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the gas to the surface, gathering, transportation, field processing, treating and storage.

APPENDIX K
PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors
Terraquest Energy Corporation and Masters Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Masters Energy Inc. (the "Company") as at September 30, 2003 and unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Terraquest Energy Corporation" to the unaudited financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Masters Energy Inc." to the audited financial statements of Masters Energy Inc. as at November 30, 2003 and for the period from incorporation, August 28, 2003, to November 30, 2003 and found them to be in agreement.

3. Compared the figures in the column captioned "Approach Energy Inc." to the unaudited financial statements of Approach Energy Inc. ("Approach") for the six months ended June 30, 2002 and the unaudited financial records of Approach for the period from July 1, 2002 to August 2, 2002 and found them to be in agreement.

4. Compared the figures in the column captioned "Properties Acquired from NAL" to the unaudited schedule of revenues and expenses for the acquired properties for the period January 1, 2003 to September 30, 2003 and the audited schedule of revenues and expenses for the acquired properties for the period January 1, 2002 to December 31, 2002, and found them to be in agreement.

5. Compared the figures in the column captioned "Properties Acquired from Richland" to the unaudited financial records of Richland Petroleum Corp. for the 16 days ended January 16, 2002, and found them to be in agreement.

6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with the Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and
(b) stated that the pro forma consolidated financial statements comply as to form in all material respects with Acts.

7. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Terraquest Energy Corporation", "Properties Acquired from Richland", "Approach Energy Inc. (January 1, 2002 to June 30, 2002)", "Approach Energy Inc. (July 1, 2002 to August 2, 2002)", "Masters Energy Inc.", "Properties Acquired from NAL" for the year ended December 31, 2002, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Terraquest Energy Corporation", "Masters Energy Inc." and "Properties Acquired from NAL" as at September 30, 2003 and for the nine months then ended, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
January 27, 2004

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Pro Forma Consolidated Balance Sheet

As at September 30, 2003

(unaudited)

	Terraquest Energy Corporation *(unaudited)*	Masters Energy Inc. *(audited)*	Note	Pro Forma Adjustments	Pro Forma Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ -	$ 16,859,696	2(a)(ii)	$ (7,050,000)	$ 9,809,696
Accounts receivable	2,802,739	18,332		-	2,821,071
Prepaid expenses	115,802	52,411		-	168,213
Deferred forward contracts	-	-	2(a)(i)	171,000	171,000
	2,918,541	16,930,439		(6,879,000)	12,969,980
Property, plant and equipment	23,629,583	37,990	2(a)(i)	(4,270,164)	26,447,409
			2(a)(ii)	7,050,000	
	$ 26,548,124	$ 16,968,429		$ (4,099,164)	$ 39,417,389
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 3,057,549	$ 158,954	2(a)(i)	$ 1,470,000	$ 4,686,503
Bank debt	6,060,411				6,060,411
	9,117,960	158,954		1,470,000	10,746,914
Provision for future site restoration	618,446	-	2(a)(i)	892,554	1,511,000
Future income taxes	752,034	-	2(a)(i)	(752,034)	-
	10,488,440	158,954		1,610,520	12,257,914
Shareholders' Equity					
Share capital	22,203,138	16,891,168	2(a)(i)	(22,203,138)	27,241,168
			2(a)(i)	10,350,000	
Deficit	(6,143,454)	(81,693)	2(a)(i)	6,143,454	(81,693)
	16,059,684	16,809,475		(5,709,684)	27,159,475
	$ 26,548,124	$ 16,968,429		$ (4,099,164)	$ 39,417,389

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2003

(unaudited)

	Terraquest Energy Corporation *(unaudited)*	Masters Energy Inc. *(audited)*	Properties Acquired from NAL *(unaudited)*	Note	Pro Forma Adjustments	Pro Forma Consolidated
Revenue						
Petroleum and natural gas sales	$ 7,033,952	$ -	$ 4,641,397		$ -	$ 11,675,349
Less: Royalties, net of ARTC	1,478,264	-	818,156		-	2,296,420
	5,555,688	-	3,823,241		-	9,378,929
Interest and other income	11,178	31,882	-		-	43,060
	5,566,866	31,882	3,823,241		-	9,421,989
Expenses						
Operating	1,803,506	-	1,345,928		-	3,149,434
General and administrative	785,104	106,495	-		-	891,599
Interest expense	227,254	-	-		-	227,254
Provision for future site restoration	232,031	-	-	2(b)(i)	86,412	318,443
Depletion, depreciation and amortization	9,287,380	3,080	-	2(b)(i)	(1,591,544)	2,618,916
				2(b)(ii)	(5,080,000)	
	12,335,275	109,575	1,345,928		(6,585,132)	7,205,646
Income (loss) before income taxes	(6,768,409)	(77,693)	2,477,313		6,585,132	2,216,343
Income and capital taxes (recovery)	(2,687,315)	4,000	-	2(b)(iii)	3,186,815	503,500
Net loss	$ (4,081,094)	$ (81,693)	$ 2,477,313		$ 3,398,317	$ 1,712,843
Income per share - basic and diluted				2(b)(iv)		$ 0.12

219

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2002

(unaudited)

	Terraquest Energy Corporation *(audited)*	Properties Acquired from Richland *(unaudited)* *(January 1, 2002 to January 16, 2002)*	Approach Energy Inc. *(unaudited)* *(January 1, 2002 to June 30, 2002)*	Approach Energy Inc. *(unaudited)* *(July 1, 2002 to August 2, 2002)*	Masters Energy Inc.	Properties Acquired from NAL *(audited)*	Note	Pro Forma Adjustments	Pro Forma Consolidated
Revenue									
Petroleum and natural gas sales	$ 4,881,290	$ 40,125	$ 2,140,310	$ 355,185	$ -	$ 6,881,633		$ -	$ 14,298,543
Less: Royalties, net of ARTC	1,017,232	7,761	430,388	93,220	-	1,233,798		-	2,782,399
	3,864,058	32,364	1,709,922	261,965	-	5,647,835		-	11,516,144
Interest and other income	127,335	-	165	-	-	-		-	127,500
	3,991,393	32,364	1,710,087	261,965	-	5,647,835		-	11,643,644
Expenses									
Operating	1,206,913	12,195	523,854	66,529	-	2,177,027		-	3,986,518
General and administrative	788,788	-	247,846	492,691	-	-		-	1,529,325
Interest expense	141,276	-	20,125	13,306	-	-		-	174,707
Provision for future site restoration	190,664	-	55,996	9,333	-	-	2(b)(i)	307,465	563,458
Depletion, depreciation and amortization	5,208,313	-	717,960	119,660	-	-	2(b)(i)	403,416	4,634,349
							2(b)(ii)	(1,815,000)	
	7,535,954	12,195	1,565,781	701,519	-	2,177,027		(1,104,119)	10,888,357
Income (loss) before income taxes	(3,544,561)	20,169	144,306	(439,554)	-	3,470,808		1,104,119	755,287
Income and capital taxes (recovery)	(1,482,201)	-	11,036	(137,641)	-	-	2(b)(iii)	1,686,806	78,000
Net income (loss)	$ (2,062,360)	$ 20,169	$ 133,270	$ (301,913)	$ -	$ 3,470,808		$ (582,687)	$ 677,287
Income per share - basic and diluted							2(b)(iv)		$ 0.05

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Notes to Pro Forma Consolidated Financial Statements

September 30, 2003

(unaudited)

1. Basis of presentation

The pro forma consolidated financial statements of Masters Energy Inc. ("Masters") have been prepared to give effect to the Amalgamation Agreement entered into by Masters and Terraquest Energy Corporation ("Terraquest") prescribing the terms pursuant to which Masters and Terraquest will amalgamate and continue operations as Masters Energy Inc. ("Amalco") or (the "Company") as further described elsewhere in this Joint Management Information Circular.

The pro forma consolidated financial statements also reflect:

(a) the acquisition of selected oil and gas properties from Richland Petroleum Corporation ("Richland") pursuant to a Plan of Arrangement whereby certain oil and gas properties were sold to Terraquest;

(b) the acquisition by Terraquest of all the issued and outstanding shares of Approach Energy Inc. ("Approach"); and

(c) the acquisition of selected oil and gas properties from NAL Resources Inc. ("NAL") by Masters.

The September 30, 2003 pro forma consolidated financial statements have been prepared from:

(a) Terraquest's unaudited financial statements as at September 30, 2003 and for the nine months then ended;

(b) Masters' audited financial statements as at November 30, 2003 and for the period then ended; and

(c) The unaudited schedule of revenues and expenses for the acquired properties of NAL for the period January 1, 2003 to September 30, 2003.

The December 31, 2002 pro forma consolidated statement of operations has been prepared from:

(a) Terraquest's audited financial statements as at and for the year ended December 31, 2002;

(b) Richland's unaudited financial records for Selected Properties acquired from Richland for the period January 1, 2002 to January 16, 2002;

(c) Approach's unaudited consolidated financial statements as June 30, 2002 and for the six months then ended;

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Notes to Pro Forma Consolidated Financial Statements

September 30, 2003

(unaudited)

(d) Approach's unaudited financial records for the thirty three day period from July 1, 2002 to August 2, 2002; and

(e) Audited schedule of revenues and expenses for properties acquired from NAL for the year ended December 31, 2002.

In the opinion of management, the accompanying pro forma consolidated financial statements include all material adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet as at September 30, 2003 gives effect to the acquisitions described in note 2 as if they had occurred on September 30, 2003. The pro forma consolidated statements of operations for the nine months ended September 30, 2003 and for the year ended December 31, 2002 give effect to the acquisitions as if they had occurred on January 1, 2002. The pro forma statement of operations for the year ended December 31, 2002 also gives effect to the acquisition of Approach and the acquisition of select properties from Richland by Terraquest as if they had occurred January 1, 2002.

These pro forma consolidated financial statements should be read in conjunction with the financial statements of Masters and Terraquest included in this Joint Management Information Circular.

Accounting policies used in preparation of the pro forma consolidated financial statements are in accordance with those disclosed in Terraquest's financial statements for the period ended September 30, 2003.

The pro forma consolidated statements of operations have been provided to demonstrate estimated results of operations had the companies been combined January 1, 2002. The statement is not necessarily indicative of actual results of operations that would have occurred in the nine months ended September 30, 2003 and in the year ended December 31, 2002 or future periods had the arrangement between Masters and Terraquest been effected on January 1, 2002. No adjustments have been made to reflect operating synergies and general and administrative cost savings expected to result from combining the operations of Masters and Terraquest. The purchase price allocation for the Masters/Terraquest merger is based on estimates and the actual allocation could vary from these estimates.

2. Pro forma assumptions and adjustments

(a) The unaudited pro forma balance sheet as at September 30, 2003 has been prepared assuming:

(i) Under the terms of the Amalgamation Agreement, Terraquest shareholders will receive one Amalco Common Share for every 12 common shares of Terraquest and Masters shareholders will receive one Amalco Common Share for every 2 common shares or Special Warrants of Masters, such that, subsequent to the amalgamation, the former shareholders of Masters will own approximately 62% of the issued and outstanding shares of the combined entity before accounting

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Notes to Pro Forma Consolidated Financial Statements

September 30, 2003

(unaudited)

for the potential exercise of Terraquest options before closing. As such, the transaction will be accounted for as a reverse takeover using the purchase method of accounting, with Masters being the continuing entity. Directors and senior management of the combined entity will be primarily directors and officers of Masters. Upon completion of the amalgamation, the combined entity will have approximately 14,341,000 common shares outstanding.

The estimated purchase price has been allocated as follows:

Property, plant and equipment	$ 19,359,419
Net working capital deficiency excluding bank indebtedness	(139,008)
Deferred forward contracts	171,000
Future site restoration	(1,511,000)
Bank indebtedness	(6,060,411)
	$ 11,820,000

Purchase price:	
Share consideration	$ 10,350,000
Estimated acquisition costs	1,470,000
	$ 11,820,000

Costs of acquisition are estimated as follows:

Professional fees	$ 300,000
Employee severance, investment banking and other fees	1,170,000
	$ 1,470,000

As at September 30, 2003, the outstanding stock options of Terraquest are out-of-the-money and therefore are assumed to expire unexercised for purposes of these financial statements.

(ii) The acquisition of selected oil and gas properties from NAL, for cash consideration of approximately $7,050,000, which closed December 22, 2003 is assumed to have occurred September 30, 2003.

Masters Energy Inc.

(formerly Terraquest Energy Corporation; a continuation of Masters Energy Inc.)

Notes to Pro Forma Consolidated Financial Statements

September 30, 2003

(unaudited)

(b) The unaudited pro forma statement of operations for the year ended December 31, 2002 and the period ended September 30, 2003 have been prepared assuming the acquisition of selected oil and gas properties from Richland and NAL, the acquisition of Approach and the business combination of Masters and Terraquest occurred January 1, 2002 with the following effects:

(i) Depletion and depreciation expense and the provision for future site restoration have been adjusted to reflect the pro forma cost of property and equipment as if the acquisitions had occurred at the beginning of the period.

(ii) Previously recorded ceiling test writedowns of $1,815,000 for the year ended December 31, 2002 and $5,080,000 for the period ended September 30, 2003 have been reversed being no longer relevant due to the revised cost of property, plant and equipment.

(iii) Current and future income tax expense has been recorded based on pro forma net income and differences between the deductibility of amounts for accounting and income tax purposes. Estimated large corporation's tax has also been recorded.

No current or future tax expense (recovery) has been recorded for 2002 as the combined company was in a net tax asset position for the year, which was not recognized. Tax expense for 2002 of $78,000 is entirely large corporation's tax.

Tax expense recorded for 2003 is comprised of the following:

Future income taxes	$	445,000
Large Corporation's tax		58,500
	$	503,500

Future income tax expense was recorded only to the extent of the future tax liability estimated at September 30, 2003, once all previously unrecognized tax assets were recognized.

(iv) Pro forma income per share is computed based on adjusted post-consolidation pro forma weighted average shares outstanding of 12,476,063 for the year ended December 31, 2002 and 13,830,931 for the period ended September 30, 2003.

223

APPENDIX L
STOCK OPTION PLAN

MASTERS ENERGY INC.
2004 INCENTIVE STOCK OPTION PLAN

1. INTERPRETATION

In this Plan (including this clause), unless there is something in the subject or context inconsistent therewith, words importing the singular number includes the plural and vice versa, words importing the masculine gender includes the feminine and neuter genders and the expressions following have the following meanings, respectively:

(a) **"Associate"** has the meaning ascribed thereto in the Securities Act;

(b) **"Board"** means the Board of Directors of the Corporation;

(c) **"Committee"** means a committee of Directors appointed by the Board as contemplated by Clause 3 hereof;

(d) **"Common Share"** means a voting common share in the capital stock of the Corporation as constituted at **[February 26, 2004]** and, after any adjustments pursuant to Clause 8 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Clause 8, the holders of Options are then entitled to receive on the exercise thereof;

(e) **"Consultant"** means an individual or company other than an employee or a director of the Corporation that is engaged to provide on an ongoing basis consulting, technical or management or other services to the Corporation under a written contract and spends a significant amount of time and attention on the affairs of the Corporation such that they are knowledgeable about the business and affairs of the Corporation;

(f) **"Corporation"** means Masters Energy Inc. and any successor or continuing corporation resulting from any form of corporate reorganization;

(g) **"Early Termination Date"** means, in respect of any Option, 5:00 p.m. (Calgary time) on the date that an Option terminates prior to the Normal Expiry Date;

(h) **"Expiry Date"** means the Normal Expiry Date or the Early Termination Date, as the case may be;

(i) **"Insider"** has the meaning ascribed thereto in the Securities Act;

(j) **"Market Price"** at any date and in respect of an Option, means:

(i) where the Common Shares are not listed and posted for trading on a stock exchange, the value conclusively determined by the Board or Committee, as the case may be, on the Option Date; or

(ii) where the Common Shares are listed and posted for trading on a stock exchange, either:

A. the closing price of the Common Shares on the principal stock exchange on which they are traded on the last business day preceding the Option Date; or

B. if the Common Shares did not trade on the last business day preceding the Option Date, the weighted average trading price for the 5 trading days preceding the date of grant;

(k) **"Normal Expiry Date"** means, in respect of any Option, 5:00 p.m. (Calgary time) on the date determined by the Corporation and specified in the particular Option Agreement on which the Option would normally terminate, which date may not be later than five years after the Option Date;

(l) **"Option"** means a right to purchase Common Shares pursuant to the Plan and an Option Agreement;

(m) **"Option Agreement"** means an agreement entered into between the Corporation and a Participant pursuant to which an Option is granted to a Participant and which contains such provisions not inconsistent with the Plan as the Board or the Committee may determine;

(n) **"Option Date"** means the date on which an Option is granted by the Corporation to a Participant which for greater certainty is:

(i) where prior notice is required under the policies of the principal stock exchange on which the Common Shares are listed and posted for trading in connection with regulatory approval for the grant of the Option, the date of notice to such stock exchange of such proposed grant; or

(ii) in all other cases, the date on which the grant of the Option is approved by the Board or the Committee, as the case may be;

(o) **"Option Shares"** means the Common Shares which a Participant is entitled to purchase under an Option whether or not the rights to purchase all such Common Shares have vested in and to the Optionee;

(p) **"Optionee"** means a Participant who has entered into an Option Agreement with the Corporation;

(q) **"Participant"** means, on any date, a person who is at least one of the following:

(i) a person who is regularly employed by the Corporation or one of its subsidiaries on that date;

(ii) an officer of the Corporation or one of its subsidiaries on that date;

(iii) a director of the Corporation or one of its subsidiaries on that date;

(iv) a consultant or advisor to the Corporation or one of its subsidiaries on that date;

(v) a person providing Investor Relations Activities to the Corporation; or

(vi) to a corporation, the shares of which are wholly owned by a person described in subclause (i), (ii), (iii), (iv), or (v);

(r) **"Plan"** means the Corporation's "Incentive Stock Option Plan" embodied herein, as from time to time amended;

(s) **"Purchase Price"** means the purchase price of Option Shares under an Option Agreement determined as provided in subclause 6(b) of this Plan;

(t) **"Securities Act"** means the *Securities Act* (Alberta), as amended; and

(u) **"Special Warrants"** means special warrants of the Corporation entitling the holder thereof to exchange such special warrant for Common Shares without additional consideration.

2. PURPOSE OF THE PLAN

The purpose of the Plan is to develop the interest of Optionees in the growth and development of the Corporation by providing such persons with the incentive and opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

3. ADMINISTRATION, PARTICIPANTS AND ALLOTMENTS

(a) The Board will administer the Plan. The Board may at any time or from time to time delegate to a Committee the responsibility for administering the Plan or elements thereof. The Board, or the Committee if so empowered, will determine from time to time those Participants to whom Options should be granted, the Normal Expiry Date the vesting period, the number of Common Shares which should be optioned from time to time to any Participant, the Purchase Price and such other terms and conditions of the Option Agreement, not inconsistent with the Plan, as the Board or the Committee in its discretion may determine. The Board or the Committee may prescribe rules and regulations relating to the Plan and any Options granted hereunder and may approve the form and content and prescribe the use of such forms of applications, directions, powers of attorney, and other documents or instruments, either generally or in specific cases, as may be deemed necessary or advisable, for the grant or issuance of Options under the Plan and for the proper administration and operation of the Plan. The Board or the Committee will review the Plan from time to time with a view to making revisions to it, granting additional Options and, in the case of the Committee, making appropriate recommendations to the Board. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or by the Committee constitutes an Option hereunder. An Option granted by the Board or the Committee to a Participant pursuant to the Plan is subject to, and is of no force and effect until, the execution and delivery of, an Option Agreement by both the Corporation and such Participant.

(b) The Corporation is responsible for all costs of administration of the Plan.

(c) The implementation of the Plan, the grant or exercise of any Options pursuant to the Plan and, from time to time, the operation and administration of the Plan is subject to receipt by the Corporation of all necessary approvals, advance rulings, exemptions or registrations required or deemed advisable under applicable law or regulatory policy including without limiting the generality of the foregoing, all necessary approvals or registrations required by any and all stock exchanges upon which the Common Shares are listed and posted for trading.

(d) The Board or the Committee, as the case may be, may at any time and subject to regulatory approvals:

(i) discontinue or terminate the Plan; or

(ii) amend or revise the terms and conditions of the Plan; amend or revise the terms and conditions of the Plan and any outstanding Options granted under the Plan,

provided that no such action adversely affects any Options previously granted under the Plan or the rights of Optionees in respect of those Options without the prior written consent or agreement of those Optionees.

4. COMMON SHARES SUBJECT TO PLAN

(a) The Corporation reserves for issuance **[1,434,000]** Common Shares for the purposes of issuance pursuant to the exercise of Options granted to the Participants pursuant to the Plan. In no event may the number of Option Shares issued under the Plan exceed the total number of Common Shares reserved for issuance hereunder.

(b) The number of Option Shares that may be reserved for allotment to one person in a 12 month period pursuant to Options must not exceed 5% of the issued and outstanding Common Shares and Special Warrants.

(c) The number of Options that may be reserved for issuance to insiders cannot result in the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue.

(d) The number of Options that may be reserved for issuance to an insider cannot result in the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

For the purposes hereof, the number of issued and outstanding Common Shares is determined as the number of Common Shares and Special Warrants that are issued and outstanding immediately prior to a proposed grant of Options excluding Common Shares issued pursuant to share compensation arrangements during the preceding one-year period.

5. PARTICIPATION VOLUNTARY

Participation in the Plan by a Participant is entirely voluntary and does not affect the Participant's employment or continued retainer by, or other engagement with, the Corporation or its subsidiaries. None of the Plan or any Options granted under the Plan of itself gives any Participant the right to continue to be an employee, officer, director or consultant of the Corporation or any subsidiary thereof. None of the terms and conditions governing the Option are affected by any change in the Optionee's employment by or engagement with the Corporation so long as the Optionee continues to be a Participant.

6. CERTAIN TERMS OF OPTION AGREEMENTS

In order to constitute a valid Option granted under this Plan, the Optionee and the Corporation must enter into an Option Agreement in the form acceptable to the Board or the Committee, as the case may be.

An Option Agreement may, in respect of any Option, specify a number or percentage of Option Shares that the Participant may exercise in any specified period, year or number of years. In addition, Option Agreements are deemed to contain the following provisions with respect to the exercise of Options under the Plan:

(a) An Option under the Plan is only exercisable for a minimum of 100 Common Shares at any one time.

(b) The Purchase Price must not be less than the Market Price on the Option Date and upon exercise of the Option must be paid in full in respect of those Option Shares being acquired in Canadian funds by cash, certified cheque or bank draft payable to or to the order of the Corporation at the time of exercise.

(c) Each Option terminates on its Normal Expiry Date but subject always to the provisions of subclause 6(d) of this Plan.

(d) Options are non-assignable and non-transferable.

(e) If, after the Option Date and on or before the exercise in full of the Option or the Normal Expiry Date, the Optionee ceases to be a Participant:

(i) by reason of the Optionee's permanent physical or mental disability, or death, then such Optionee's Options may be exercised to purchase the total number of Option Shares not previously purchased by the Optionee whether or not the rights to purchase some or all of those Option Shares have previously vested in and are exercisable by the Optionee as at the date of ceasing to be a Participant, provided such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that is 90 days after the date the Optionee ceases to be a Participant due to such permanent physical or mental disability, or death. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder cease and expire and are of no further force and effect. For greater certainty but without limiting the generality of the foregoing, if the Optionee is deemed to be an employee of the Corporation pursuant to a medical or disability plan of the Corporation or a subsidiary thereof, the Optionee is deemed to be an employee for the purpose of the Plan and the Option; or

(ii) for any reason other than the Optionee's permanent physical or mental disability, or death, and the Optionee's termination occurs without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee as at the date of such ceasing to be a Participant, provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that the Optionee ceases to be a Participant. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect; or

(iii) for any reason other than the Optionee's permanent physical or mental disability, death, or termination without notice or compensation in lieu thereof, and the Optionee is entitled to reasonable notice of termination or compensation in lieu thereof, then:

A. the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee on or before the date of such ceasing to be a Participant,

provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and:

(1) where the Optionee is given a reasonable period of notice prior to termination, the date the Optionee ceases to be a Participant; or

(2) where the Optionee is paid compensation in lieu of reasonable notice of termination, the date that is 21 days after the Optionee ceases to be a Participant; and

B. the Optionee is not entitled:

(1) to further time to exercise the Option during such reasonable notice period or during such specific notice period; or

(2) compensation in lieu thereof by way of general damages, or special damages, whether in contract, tort or otherwise.

Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect.

(f) With respect to subclause 6(d)(i), the rights under the Option exercisable after the death or disability of the Optionee, as therein specified, may be exercised by the person or persons to whom the Optionee's rights under the applicable Option Agreement pass by will or applicable law or, if no such person has such right, by the deceased or disabled Optionee's legal representatives.

(g) An Optionee has no rights whatsoever as a shareholder in respect of any of the Option Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee has exercised his Option to purchase thereunder, which the Optionee has actually taken up and paid for, and which have been duly issued to the Optionee and are outstanding as fully paid and non-assessable Common Shares.

7. SURRENDER OF OPTIONS IN LIEU OF EXERCISE

The Board of Directors may from time to time in its sole discretion at the request of the Optionee, permit Options to be surrendered, unexercised to the Corporation in consideration of the receipt by the holder of such Options of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the Shares able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender (the "Surrender Date"), over the aggregate Exercise Price for those Shares pursuant to those Options. The fair market value of the Shares is determined for the purposes hereof to be the weighted average trading price of the Shares on such stock exchange during the 10 trading days preceding the Surrender Date if the Shares are listed for trading, and at such amount as determined by the Board of Directors, if not listed. The Settlement Amount is payable in cash, Shares or a combination thereof, as the Board of Directors may from time to time in its discretion determine. The Corporation will withhold from the Settlement Amount such amounts as may be required to be withheld according to law.

8. CHANGES IN STOCK

In the event:

(a) of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) of any issuance, dividend or distribution to all or substantially all the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course;

(c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities;

then in any such case:

(e) the Board will proportionately adjust the number of Option Shares available for Options, the number of Option Shares covered by outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the price per Option Share in such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to, or available for, Optionees/Participants; and

(f) the Board, in its discretion, may determine that:

(i) all or any part of the unexercised and unvested outstanding Options granted under the Plan vest and are exercisable on a date specified by the Board and the unexercised and unvested portion of such Options are thereupon deemed to have been vested and are exercisable on and after the date so specified in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year); or

(ii) such Options may be exercisable for a limited period of time only and, if so, the Board will determine such period of time,

and such determination or limitation, once made or set, is deemed to be incorporated into the applicable Option Agreement(s).

9. TAKEOVER BID

Notwithstanding the terms of any Option Agreement and Clause 6 of this Plan:

(a) where an unsolicited Offer for the Common Shares is made, all unexercised and unvested outstanding Options granted under the Plan vest and become immediately exercisable in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year); or

(b) where an Offer for the Common Shares (other than an unsolicited Offer) is made, the Board may by resolution and subject to regulatory approval accelerate the unmatured portions of any outstanding Options so that any unexercised and unvested Options

granted under the Plan vest and become exercisable on such terms as the Board so determines (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year).

For the purposes hereof, "Offer" means an offer made generally to the holders of the Corporation's voting securities in one or more jurisdictions to acquire, directly or indirectly, voting securities of the Corporation and which is in the nature of a "takeover bid" as defined in the Securities Act and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the Securities Act. For the purposes hereof, an "unsolicited Offer" means an Offer in respect of which neither the Board nor management of the Corporation solicited, sought out, or otherwise arranged for the offeror party to make such Offer. Any Option remaining unexercised following the earlier of the withdrawal of such Offer and the expiry of such Offer in accordance with its terms again becomes vested or unvested subject to the original terms of the Option Agreement as if the Offer had not been made.

10. SALE OF ASSETS OR CHANGE IN CONTROL

Notwithstanding the terms of any Option Agreement and Clause 6 of this Plan, if:

(a) the Corporation sells or otherwise disposes of all or substantially all of its assets; or

(b) any person who does not hold more than 20% of the issued and outstanding Common Shares acquires more than 20% of the outstanding Common Shares without the prior consent of the Board, in any way other than by way of takeover bid (which circumstance is addressed in Clause 8 of this Plan),

all unexercised, unvested and outstanding Options granted under the Plan vest and are immediately exercisable in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year). The Board, in its discretion, may determine whether such Options may be exercisable for a limited period of time only and, if so, the Board will determine such period of time and such determination or limitation, once made or set, is deemed to be incorporated into the applicable Option Agreement(s).

11. COMMON SHARES FULLY PAID AND NON-ASSESSABLE

All Common Shares issued upon the exercise of any Option are to be issued as fully paid and non-assessable Common Shares.

12. CONDITIONS OF ISSUANCE OF SHARES

(a) If at any time the Board or Committee (as the case may be) determines, in its discretion that:

(i) the registration or qualification of the Common Shares which are the subject of any Option Agreement upon, or the consent or approval of, any securities exchange or any stock exchange upon which the Common Shares are listed;

(ii) the registration or qualification under any laws of Canada or any Province thereof or of the United States or any state thereof or the consent or approval of any regulatory authority thereof;

(iii) evidence (in form and content satisfactory to the Board) of the investment intent of the Optionee; or

(iv) an undertaking of the Optionee as to the sale or disposition of such Option Shares that may be purchased pursuant to an Option Agreement to the effect that such Option Shares once purchased are not to be traded by the Optionee for a specified period of time,

is necessary or desirable as a condition of the issuance of any Option Shares pursuant to any Option Agreement, then the issuance of any Common Shares is not to be made unless and until such registration, qualification, consent, approval, evidence or undertaking has been effected or obtained free of any condition not acceptable to the Board or Committee.

(b) Any trade by the Optionee in any Common Shares issued to the Optionee pursuant to the Plan including, without limiting the generality of the foregoing, any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of any Common Shares issued to an Optionee pursuant to the Plan, is subject to such regulatory approvals and other restrictions under applicable securities laws and regulatory policies as may be required at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in such Common Shares.

(c) The Corporation cannot assure a profit or protect the Optionee against a loss on the Common Shares purchased under the Plan. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of the exercise of any Option or any subsequent trade.

13. ACCOUNTS AND STATEMENTS

The Corporation will maintain records indicating the number of Options granted to each Optionee and the number of Options exercised under the Plan. Upon written request from an Optionee, the Corporation will furnish to that Optionee a statement indicating the number of Options held on his behalf.

14. INTERPRETATION, AMENDMENT AND DISCONTINUANCE

The Board may interpret the Plan, prescribe, amend or rescind rules and regulations relating to it, and make all other determinations necessary or advisable for its administration. In the event of a conflict between the terms of the Plan and an Option Agreement, the terms of the Plan prevail. The Board may from time to time alter, suspend or discontinue the Plan provided that such alteration, suspension or discontinuance does not, except as specifically noted in this Plan or the Option Agreement, alter or impair any Option such Optionee may have under any Option Agreement previously executed and delivered by the Corporation and such Optionee. Any amendment to this Plan is subject to receipt of any necessary regulatory approvals and any amendment required by applicable law or regulatory policy to be approved by shareholders does not become effective until so approved. Subject to the foregoing provisions of this Clause, the Board may terminate the Plan at any time and, upon such termination, any outstanding Option remains exercisable in accordance with its terms as specified herein and in the Option Agreement.

15. WAIVER

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless the same is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

16. NOTICES

The manner of giving notices to the Corporation or to an Optionee is to be specified in the Option Agreement with such Optionee.

17. GENERAL

(a) This Plan and each Option granted under the Plan are to be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to the Plan is to be treated in all respects as an Alberta contract.

(b) Nothing contained herein restricts or limits or is deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of shares in the capital stock of the Corporation which are not reserved for issuance hereunder.

(c) The Plan and any Option Agreement entered into pursuant hereto enure to the benefit of and are binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement is not transferable or alienable by the Optionee either by assignment or in any other manner whatsoever and, during his lifetime, is vested only in him, but, subject to the terms hereof and of the Option Agreement, enures to the benefit of and is binding upon the legal personal representatives of the Optionee.

(d) Upon any reduction in the exercise price with respect to Options granted to an Insider of the Corporation the Corporation will obtain disinterested shareholder approval.

(e) Upon granting options to employees or Consultants the Corporation will represent that the Optionee is a bona fide employee or Consultant as the case may be.

18. SHAREHOLDER APPROVAL AND EFFECTIVE DATE

Although this Plan is effective as and from, the date approved by the Board of Directors, each of the Option Agreements in respect of Options granted pursuant to this Plan is to contain a restriction to the effect that, where the Common Shares are listed and posted for trading on a stock exchange, no Common Shares are to be issued pursuant to the exercise of Options unless and until this Plan is approved by shareholders of the Corporation (such restriction to be removed or deemed hereby to be of no further effect once shareholder approval is obtained).

DATED at Calgary, Alberta, this ____ day of ______________, 2004.

On behalf of the Board of Directors
of MASTERS ENERGY INC.

____

GEOFFREY C. MERRITT

Document 2

TRANSMITTAL FORM

Please Review the Instructions Before Completing this Transmittal Form

This Transmittal Form (the "Form") is for use by holders ("Holders") of common shares ("Terraquest Shares") of Terraquest Energy Corporation ("Terraquest") or special warrants ("Masters Special Warrants") or common shares ("Masters Shares") of Masters Energy Inc. ("Masters") in connection with a proposed amalgamation (the "Amalgamation") of Terraquest and Masters to form an amalgamated corporation ("Amalco") as set forth in the amalgamation agreement between Terraquest and Masters which is being submitted for approval at the special meetings (the "Meetings") of Holders of Terraquest Shares and Holders of Masters Special Warrants and Masters Shares (collectively, "Masters Securities") to be held on February 25, 2004. Holders are referred to the joint management information circular (the "Information Circular") dated January 27, 2004 which accompanies this Form.

It is recommended that the certificate(s) for all Terraquest Shares and Masters Shares (including Masters Special Warrants deemed converted into Masters Shares) which are subject to the Amalgamation accompany the delivery of this Form to Valiant Trust Company (the "Depositary") in accordance with the instructions set forth below. **No certificates for common shares ("Amalco Shares") of Amalco, will be sent to a Holder unless certificates representing Terraquest Shares or Masters Shares (including Masters Special Warrants deemed converted into Masters Shares) subject to the Amalgamation have been delivered.**

Please read the Information Circular (including, in particular, the recommendations of the board of directors of Terraquest and Masters set forth therein) and the attached instructions carefully before completing this Form. Capitalized terms not otherwise defined in this Form have the meaning ascribed to them in the Information Circular. In the event of any contradiction between this Form and the Information Circular, the Information Circular shall govern.

It is recommended that this Form be duly completed, signed and returned not later than 4:30 p.m. (Calgary time) on February 23, 2004 to the Depositary at the office specified on the last page hereof.

The effective date of the Amalgamation is anticipated to be February 26, 2004. If the Amalgamation does not proceed, this Form will be of no effect and Terraquest and Masters will return all deposited certificates representing Terraquest Shares and Masters Securities to the registered holders thereof as soon as possible.

TO: Terraquest and Masters

AND TO: The Depositary

The undersigned, by execution of this Transmittal Form, hereby represents and warrants that: (i) the undersigned is the owner of the Terraquest Shares or Masters Securities represented by the certificates indicated in the table below; (ii) such securities are owned by the undersigned, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; and (iii) the undersigned will not, prior to 4:30 p.m. (Calgary time) on February 23, 2004, transfer or permit to be transferred any of such Terraquest Shares or Masters Securities.

Terraquest Certificate Number	Name of Registered Holder	Number of Terraquest Shares

Masters Certificate Number	Name of Registered Holder	Number of Masters Special Warrants/Shares

Note: If space insufficient, please attach a list in the above form.

Unless otherwise indicated under Special Delivery Instructions below hereof (in which case delivery should be made in accordance with those instructions), the certificate(s) for the Amalco Shares and shall be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Terraquest's or Masters' securities register). If the Amalgamation is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BLOCK A
SPECIAL PAYMENT INSTRUCTIONS

To be completed only if the certificate(s) for the Amalco Shares are NOT to be issued in the name of the undersigned.

In the Name of ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

BLOCK B
SPECIAL DELIVERY INSTRUCTIONS

To be completed only if the certificate(s) for the Amalco Shares is to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number

____

BLOCK D
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the Amalco Shares is to be held for pick-up at the Office of the Depositary at which this Form is deposited.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Le soussigne atteste avoir exigé que la lettre d'envoi soit rédigée en langue anglaise. The undersigned acknowledges having required that this Letter of Transmittal be drafted in the English language.

Signature guaranteed by (if required under Instruction 6):	Dated: ______________________, 2004.
______________________________ Authorized Signature	______________________________ Signature of Securityholder or Authorized Representative (see Instruction 5)
______________________________ Name of Guarantor (please print or type)	______________________________ Name of Securityholder (please print or type)
______________________________ Address of Guarantor (please print or type)	______________________________ (Name of Authorized Representative, if applicable) (please print or type)
______________________________	______________________________ Address of Securityholder (please print or type)
	______________________________
	______________________________ Daytime Telephone Number of Securityholder

EVERY DEPOSITING SECURITYHOLDER MUST COMPLETE AND EXECUTE THE ABOVE, INCLUDING WHERE REQUIRED, THE SIGNATURE GUARANTEE INFORMATION.

INSTRUCTIONS

1. Payment

To receive Amalco Shares, Holders must deposit with the Depositary (at the address specified on the last page hereof), a duly completed Form together with the certificates representing their Terraquest Shares or Masters Special Warrants. It is recommended that holders deposit such certificate on or before 4:30 p.m. (Calgary time) on February 23, 2004, or if the applicable Meeting is adjourned, such time on the second day immediately prior to the date of that adjourned Meeting.

2. Fractional Shares

No fractional Amalco Shares will be issued. All securities held by a beneficial holder shall be aggregated and, where the aggregate number of Amalco Shares to be issued to a Holder would result in a fraction of an Amalco Share being issued, such fractional share will be rounded to the next highest figure.

3. Delivery of Transmittal Form and Certificates

Certificates representing Terraquest Shares or Masters Securities, together with the Form or a facsimile thereof (signature and guarantee pages must be originals), must be delivered to the Depositary at the address on the last page hereof. The method of delivery is at the option and risk of the holder, but if mail is used, registered mail with return receipt requested and properly insured, is recommended. **Delivery will be effected only when documents are actually received by the Depositary.**

If a security certificate(s) has been lost or destroyed, this Form should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If the security certificate has been destroyed, please ensure you provide your telephone number to the Depositary so that such Depositary can contact you. Please contact the Depositary in sufficient time to arrange for the issuance of a replacement certificate for your Terraquest Shares prior to the effective date of the Amalgamation.

4. Guarantee of Signatures

No signature guarantee is required on this Form if this Form is signed by the registered Holder of the Terraquest Shares or Masters Securities deposited therewith, unless that Holder has completed the box entitled "Special Delivery Instructions".

In all other cases, all signatures on this Form must be guaranteed by an Eligible Institution. See also Instruction 5.

An "Eligible Institution" means: (i) a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Association Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc., Medallion Signature Program ("MSP").

Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or Banks or Trust Companies in the United States.

5. Signature on Transmittal Form, Powers and Endorsements

If this Form is signed by the registered holder(s) of the Terraquest Shares or Masters Securities deposited therewith, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any other change whatsoever. The certificate(s) need not be endorsed.

If this Form is signed by a person other than the registered holder(s) of the Terraquest Shares or Masters Securities deposited therewith, the certificate(s) must be endorsed or accompanied by appropriate security transfer or stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate(s). The signature(s) on those certificate(s) or power(s) must be guaranteed by an Eligible Institution.

If the Terraquest Shares or Masters Securities deposited with this Form are held of record by two or more joint owners, all those owners must sign the Form.

If any deposited Terraquest Shares or Masters Securities are registered in different names or variations of a name, it will be necessary to complete, sign and submit as many separate forms as there are different registrations of certificates.

If the Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and submit proper evidence satisfactory to the Depositary of their authority to so act.

6. Special Delivery Instructions

The box entitled "Special Delivery Instructions", should be completed if the certificate(s) for the Amalco Shares to be issued pursuant to the Amalgamation are to be: (a) issued in the name of a person other than the person signing the Form; (b) sent to someone other than the person signing the Form or to the person signing the Form at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up. See also Instruction 4.

7. Representations

The representations made in this Form shall survive the completion of the Amalgamation.

8. Additional Copies and Information

Additional copies of the Form may be obtained from the Depositary the address set out below. Any questions and requests for assistance may be directed by holders of Terraquest Shares or Masters Securities to the Depositary at its office in Calgary set forth below.

9. Acceptance

Manually signed photocopies of this Form (signature and guarantee pages must be originals), properly completed and duly executed, will be accepted. The Form and certificates for Terraquest Shares or Masters Securities and any other required documents should be sent or delivered by each Securityholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below.

Office of the Depositary:

By Mail, Hand or Courier:

Valiant Trust Company
Suite 510, 550 - 6th Avenue SW
Calgary, AB T2P 0S2

Telephone: (403) 233-2801
Toll Free: 1-866-313-1872
Facsimile: (403) 233-2857

E-mail: valiant@telusplanet.net

Document 3

MASTERS ENERGY INC.

Instrument of Proxy

For Special Meeting of Holders of Special Warrants/Common Shares

The undersigned holder of Special Warrants/Common Shares of Masters Energy Inc. (the "Corporation") hereby appoints Geoff C. Merritt, the President and Chief Executive Officer of the Corporation, or failing him, Peter Goodman, Controller of the Corporation, or instead of either of the foregoing, ____________________________ as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the securityholders of the Corporation (the "Meeting"), to be held on February 25, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Special Warrants/Common Shares represented by this instrument of proxy in the following manner:

FOR ☐ or **AGAINST** ☐ (or if no choice is specified, FOR) the approval of the special resolution, the full text of which is set forth in Appendix E to the accompanying information circular dated January 27, 2004 (the "Information Circular") to approve the amalgamation (the "Amalgamation") of the Corporation and Terraquest Energy Corporation pursuant to section 181 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular; and

FOR ☐ or **AGAINST** ☐ (or if no choice is specified, FOR) the approval of the ordinary resolution, the full text of which is set out in the Information Circular, to approve a stock option plan for the amalgamated corporation.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Special Warrants represented by this instrument of proxy in the following manner:

FOR ☐ or **AGAINST** ☐ (or if no choice is specified, FOR) the approval of the special resolution, the full text of which is set forth in Appendix E to the Information Circular to approve the amendment of the special warrant indenture governing the terms of the Special Warrants to provide that all previously unexercised Special Warrants will be deemed to be exercised prior to the Amalgamation becoming effective, all as more particularly described in the Information Circular.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxy's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The securities represented by this Instrument of Proxy will be voted and, where the securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each securityholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a securityholder, to attend and to act for him and on his behalf at the

Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this __________ day of ______________________, 2004.

____
(signature of shareholder)

____

NOTES:

If the securityholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Special Warrants/Common Shares are registered.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the registrar and transfer agent, Valiant Trust Company, 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, Attention: Proxy Department, prior to 4:30 p.m. (Calgary time) on February 23, 2004, or if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

Document 4

TERRAQUEST ENERGY CORPORATION.

Instrument of Proxy

For Special Meeting of Holders of Common Shares

The undersigned holder of Common Shares of Terraquest Energy Corporation (the "Corporation") hereby appoints Kerry D. Lyons, the President and Chief Executive Officer of the Corporation, or failing him, R. James Brown, Vice-President Finance of the Corporation, or instead of either of the foregoing, ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation (the "Meeting"), to be held on February 25, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this instrument of proxy in the following manner:

FOR ☐ or **AGAINST** ☐ (or if no choice is specified, FOR) the approval of the special resolution, the full text of which is set forth in Appendix D to the accompanying information circular dated January 27, 2004 (the "Information Circular") to approve the amalgamation of the Corporation and Masters Energy Inc. pursuant to section 181 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular; and

FOR ☐ or **AGAINST** ☐ (or if no choice is specified, FOR) the approval of the ordinary resolution, the full text of which is set out in the Information Circular, to approve a stock option plan for the amalgamated corporation.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxy's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this __________ day of ________________________, 2004.

____
(signature of shareholder)

____

(see over for notes)

NOTES:

If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Common Shares are registered.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the registrar and transfer agent, Valiant Trust Company, 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, Attention: Proxy Department, prior to 4:30 p.m. (Calgary time) on February 23, 2004, or if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTERS ENERGY INC.

By: /s/ Geoff C. Merritt
Name: Geoff C. Merritt
Title: President and Chief Executive Officer

January 28, 2004